
07078432

"Over the next decade, delivering applications to people—wherever they work and play—will become a defining issue for IT. Why? Because applications are the language of business. Winners will be fluent with

application delivery.

Others will lag behind, struggling with the pace of change in an increasingly dynamic world."

– Mark Templeton, *President and CEO, Citrix Systems*


RECD S.E.C.
SEP 2 1 2007
1086

CITRIX®

2006 Annual Report

Revenue

(millions)



$741
$909
$1,134
'04
'05
'06

Earnings per Share



$0.75
$0.93
$0.97
'04
'05
'06

Operating Cash Flow

(millions)



$265
$293
$329
'04
'05
'06

Financial Highlights

(In thousands, except per share data)	2006	2005	2004
	Year Ended December 31,		
Net revenues	$ 1,134,319	$ 908,722	$ 741,157
Cost of revenues:			
Cost of license revenues	32,911	14,404	3,824
Cost of services revenues	46,585	26,929	16,705
Amortization of product related intangible assets	19,202	16,766	6,127
Total cost of revenues	98,698	58,099	26,656
Gross margin	1,035,621	850,623	714,501
Operating expenses:			
Research and development	155,331	108,751	86,654
Sales, marketing and support	480,343	394,153	337,777
General and administrative	178,669	125,425	105,799
Amortization of other intangible assets	16,934	11,622	6,204
In-process research and development	1,000	7,000	19,100
Total operating expenses	832,277	646,951	555,534
Income from operations	203,344	203,672	158,967
Other income (expense), net	39,737	20,682	12,588
Write-off of deferred debt issuance costs	–	–	(7,219)
Income before income taxes	243,081	224,354	164,336
Income taxes	60,084	58,745	33,049
Net income	$ 182,997	$ 165,609	$ 131,287
Earnings per common share - diluted	$ 0.97	$ 0.93	$ 0.75
Weighted average shares outstanding - diluted	187,725	177,771	174,374


RECEIVED
SEP 2 1 2007



Mark Templeton
President and CEO

Dear Fellow Stockholder:

In each of my letters over the past four years, I've discussed the strategic transformation of Citrix with you. When I wrote the 2002 letter, we were coming off our most difficult year since going public in 1995.

At that time, we set bold objectives to double our revenue to $1 billion by 2006, and to lead the software market for delivering applications on demand. To succeed, we needed new competencies in strategic planning, product innovation, acquisition integration and business scalability. We've made great progress on each of these dimensions.

I'm proud to report 2006 revenue of $1.134 billion. Credit goes to the Citrix employees, business partners and families who are responsible for these excellent results. Thank you for your trust and confidence.

Exceeding $1 billion is a significant milestone achieved by less than two dozen software companies in history. This achievement underscores our ability to take a long-term approach, to achieve meaningful objectives, and to invest in technologies that make our customers successful. It's also a level that even fewer have been able to sustain.

Financially, our goal is to deliver reliable revenue growth with increasing operating profit and cash flow. Over the past four years, we've averaged over 21% growth in revenue and over 22% in GAAP EPS growth. Operating cash flow is up from $265 million in 2004 to $329 million in 2006. These financial results give us the strength to invest for growth.

There's also strength in the growing diversity of our revenue streams—product licensing, license updates, technical services and online services. In 2006, product licensing was up 19%—the largest increase we've experienced this decade. License updates grew 23%, driven largely by the success of our Subscription Advantage program. Revenue from technical services was up over 30% compared to 2005. And, our Online Division's "software-as-a-service" business grew an impressive 50% to almost $150 million.

In 2006, we on-boarded over 550 new employees and completed two strategic acquisitions—Reflectent Software and Orbital Data. These new teams bring us talent, experience and deep expertise in fast-growing application delivery market segments.

Acquisitions have accelerated our market leadership, and have helped us further diversify routes to customers. They've also expanded our mix of form factors for providing software—as downloadable media, as a subscription service and as an easy-to-install hardware appliance.

We've taken a pragmatic approach to integrating these businesses into our ongoing operations, focusing on people, on culture and on building a bigger opportunity for everyone. Smart selection and successful acquisition integration are allowing us to deliver excellent financial results and to dramatically improve our value—to customers, employees and investors.



Globalization
Flex Working
Branch Expansion
Mobility
E-Commerce
Users
Apps
Consolidation
Security
Compliance
Continuity
Web Services

Significant business, technical and evolutionary forces are increasing the distance between where people work and where applications are best hosted.

Vision, Technology and Market Alignment

We are being rewarded for our long-term approach, for staying aggressive with our strategy, and for making a difference with customers. Today, Citrix has the core technologies that make it possible for anyone to work from anywhere. Systematically, we're enabling customers to break the rigid connections between where people work and where applications are best managed.

In my 12 years with Citrix, I have not seen a time when our vision, technology and products are better aligned with customer needs, making us more market-relevant and strategic. All signs indicate that our relevance is increasing faster than ever.

The pace of change for our customers—along political, business and technological dimensions—is far exceeding expectations and preparation. Today's dynamic world is influenced by several mega-forces. Globalization is shifting the optimal location of business processes and workforces in fundamental ways. Geo-political and geo-physical events are disrupting the workforce more frequently, costing businesses, governments and individuals millions in lost productivity and revenue. Industries, corporations and datacenters are consolidating at a record pace, creating ever more complex business situations to be serviced by IT organizations. Every day, governments are holding businesses more "information accountable" through increased regulation, disclosure and compliance inspection. And a younger work-force—called "Echo Boomers"—is becoming a major driver of new applications and workstyles.

Are these opportunities or threats?

We believe there are opportunities for those who can seize the business advantages of tapping into offshore talent, having granular control over information security, easily integrating acquisitions, quickly implementing business reorganizations, smoothly handling workforce disruptions and offering flexible workstyles.

Businesses without these capabilities are threatened and, I believe, will lag behind. They will struggle with the pace of change in an increasingly dynamic world—where the distance between people and applications steadily grows. At Citrix, we're convinced that the winners will be fluent with application delivery because applications are the language of business.

The last time I had a pizza delivered to my home, I realized how incredibly strategic "delivery" actually is. Imagine the value of Amazon.com without FedEx providing reliable delivery services. Imagine China's Three Gorges Hydroelectric Dam without the electrical grid that delivers the power. Imagine DirecTV without the satellites to deliver high-definition programming to our homes. Now, imagine the value of business applications without a system for secure, reliable delivery—anywhere.

The fact is, most IT organizations have not taken a holistic, architectural approach to application delivery. Instead, they've taken an incremental approach. This becomes painfully clear when their businesses are faced with change. There's widespread agreement that IT systems for delivering applications are too static, too complex, and cost too much to maintain. Customers are stuck between the realities of slow-growing technology budgets and fast-changing business needs.

Citrix understands that a strategic, architec-tural approach to application delivery is how IT can become an enabler to business change rather than a road block. This is why we believe application delivery will become a defining issue for IT over the next decade.

This is our opportunity. This is why we're investing in a diverse set of products—as end-to-end infrastructure for application delivery—and, this is our complete focus.

Multiple Growth Engines

Our product portfolio is allowing us to benefit from high-growth markets for virtualization, application networking and "software as a service" solutions.

This gives us three growth engines to leverage. Our Application Virtualization products are the industry's "gold standard" and provide a solid foundation for steady growth. Application Networking, our newest product area, has moved us quickly to the forefront of solutions for branch office workers and Web-based applications. Our Application Sharing products leverage the explosive use of the Internet, driving the growth of our Online Division's "software-as-a-service" business.


Users

Application Virtualization
Presentation Server | Desktop Server | EdgeSight

Application Networking
NetScaler | Access Gateway | WANScaler

Online Services
GoToMyPC | GoToAssist | GoToMeeting | GoToWebinar


Apps

Citrix offers products in three high-growth markets for Application Delivery Infrastructure.

Application Virtualization

The ability to deliver Microsoft Windows-based applications—securely, cost-effectively and with high performance—continues to be a significant driving force for our business. Citrix Presentation Server, our flagship product line, is the most widely used virtualization technology in the world, serving over 100,000 organizations across the globe with this highly valued business capability. Today, we're investing heavily in Presentation Server technologies—especially to leverage the enormous power of 64-bit technology—further reducing operating cost and improving its performance. In addition, we're undertaking the significant transition to Microsoft's new Longhorn Server platform, providing a migration path for customers and adding new virtualization capabilities for Windows applications.

We're also investing to expand our opportunity in virtualization markets. For example, our Dynamic Desktop Initiative (DDI) allows Windows "desktops" to be delivered—centrally from the datacenter—as a service. In concept, this initiative will do for "Windows desktops" what Presentation Server has done for "Windows applications." The market for desktop delivery technology is expected to grow dramatically over the next three years. Analysts have estimated that 400 million PC desktops will be upgraded to Microsoft's new Windows Vista desktop. Faced with large-scale migrations, many organizations are re-evaluating their "desktop refresh" methods, looking for more cost-effective, more secure and better ways.

To address this opportunity, we're introducing a new product line designed to revolutionize desktop refresh, replacing it with "desktop delivery." Our Desktop Server product line will deliver Windows desktops from the datacenter as a secure on-demand service. Desktop Server builds upon virtualization technologies, industry partnerships and go-to-market engines already in place. Going forward, we'll also incorporate streaming technologies from our recent acquisition of Ardence.

Traditional ways to deliver a Windows-based application or desktop are labor intensive and costly. We believe the efficiency, flexibility and speed of virtualizing and streaming to the widest array of endpoint devices will grow more compelling and valuable—especially in a dynamic world.

Application Networking

As applications accelerate their move to the Web and as end users become more geographically dispersed, customers need even more control over the security, performance and cost of application delivery. This has driven our investments to aggressively enter the adjacent, fast-growing Application Networking market. With our highly respected Citrix NetScaler offering, our market-leading Citrix Access Gateway SSL VPN line of products, and our recently introduced Citrix WANScaler products, we are positioned to continue gaining market share in this space.

Our NetScaler Web application delivery appliances are powering the most business-critical applications on the Web today, helping Google, Yahoo, eBay, Amazon, MySpace and many others maintain the security, performance and cost-efficiency they need. In fact, we estimate that over 75% of Internet users pass through a Citrix NetScaler system every day. Our Access Gateway product line secures the point of access to applications of any type—Web or Windows. In just two years, Access Gateway has rapidly grown to an industry-leading position in SSL VPN market share. The recent introduction of Citrix WANScaler moves us into the rapidly growing market of WAN optimization. WANScaler products will benefit our customers with branch offices and remote workforces by accelerating application performance—exponentially—across wide-area networks.

Application Networking product and services revenue tripled in 2006, to over $109 million, driven by early successes in Web application delivery, SSL VPN, and WAN optimization segments. The application networking market holds tremendous potential, and Citrix is at the forefront.

Online Services

In 2004, we formed our Online Services Division through a strategic acquisition, broadening our portfolio into Web-based application sharing and collaboration. It also brought the talent and technology we need to reach additional customer segments in a new way—through software-as-a-service (SaaS). At the time, the software landscape was changing and we believed that eventually, every enterprise software company would need a competency in SaaS. Our online services business has allowed us to build powerful SaaS technical infrastructure, to leverage the business model of a subscription-type service, and to get smarter about Web-based customer acquisition.

In 2004, we started with two products and a run-rate of roughly $44 million. Since then, we've grown to four SaaS products and almost $150 million in revenue.

Our most successful offering to-date, GoToMeeting, is one of the fastest-growing online collaboration solutions in the market today. It provides a fast, easy, secure and cost-effective way to train, demonstrate, and collaborate online. It leverages the same application-sharing technologies and customer acquisition model that's made GoToAssist a leading product in its market and GoToMyPC products #1 in their markets.

In 2006, we launched a fourth product, GoToWebinar that makes it easy for anyone to demonstrate, train and present information to large audiences over the Web. Historically, online events have been complex processes, often involving 50 to 100 time-consuming steps. GoToWebinar reduces it to three self-service steps, making it simple to deliver a successful webinar.

GoToWebinar is off to a very fast start and shows how the core innovation in our SaaS infrastructure is providing Citrix with a platform for growth.

Today, these online services are making application sharing and collaboration easy and cost-effective for prosumers and smaller customers to adopt. Looking forward, we believe larger customers will begin to see the value of SaaS products as well, making them increasingly strategic components of our end-to-end application delivery infrastructure.

Strong Product Pipeline

These growth engines—application virtualization, application networking and online services—give us tremendous confidence in our future. At the same time, we're anticipating customer needs, building an exciting pipeline of new technologies and products. Citrix customers will thrive in a more dynamic world with Citrix innovations.

This is our fuel for sustainable growth.

- We're integrating our new Citrix EdgeSight application performance-monitoring technology into multiple product families, such as Presentation Server and NetScaler, which are becoming the first application delivery systems with this important capability built in.
- We're expanding our partnership with Microsoft through the joint development of a new "branch office in-a-box" appliance, further extending our WAN optimization capabilities and increasing our addressable market opportunity.
- We're building a workforce continuity SaaS product—a project we code-named "Kent"—that gives businesses on-demand communication, collaboration and application delivery capabilities needed to handle unforeseen events that prevent workers from getting to the office.
- We have a great array of new technologies for streaming operating systems, virtual machine images, embedded systems and lots more that will allow us to continue to innovate on top of Microsoft's next-generation Windows Server—Longhorn Server.

"Our plan is simple—to provide IT with the power of a secure, end-to-end infrastructure for delivering applications and desktops—anywhere."

Growth and Sustainability

Our pace of investment and our vision for Application Delivery has put us in an amazing position. We're offering quality solutions for the flexibility, security, and efficiencies that businesses need from IT—now and in the future.

A bank with Citrix products can open, close or merge branches in weeks—instead of months. Healthcare providers can deliver patient information directly to the point-of-care—saving lives, saving time and saving money. Teleworking employees can easily use a home PC to securely access their office PC over any Internet connection. Schools with Citrix desktop streaming technology can afford more computing in classrooms, labs and the front office. Small businesses with our online application-sharing products can leverage the Internet to reach customers across global markets. Our online assistance products allow technology companies to provide top-notch customer support over the Web and our new


Top 10 Strategic IT Vendors
1. Cisco
2. Microsoft
3. IBM
4. HP
5. Dell
6. Symantec
7. McAfee
8. Citrix Systems
10. Verizo

Survey of IT executives asked to name the infrastructure vendors they consider most strategic to their business (Network World, 11/22/06).

desktop delivery infrastructure lets manufacturers tap into engineering talent in Hungary, China and India—without compromising intellectual property.

Surveys of CIOs of mid- and large-size enterprises tell us their most strategic challenges are not technology issues—they're business issues. "Enabling business change and market responsiveness" tops the list. This is not surprising. We are convinced that a strategic approach to delivering applications is the solution. Applications live at the intersection of information technology and how business gets done.

More frequently than ever, Citrix is acknowledged in the top ranks of strategic infrastructure vendors. Our goal, over time, is to rank consistently in the top five. Our plan is simple—to provide IT with the power of a secure, end-to-end infrastructure for delivering applications, information and content—anywhere. As applications evolve, as user needs vary, as business venues shift and as new business opportunities appear, CIOs with Citrix products can say "bring it on!"

Citrix has a solid record demonstrating the ability to see invention through to adoption. We do not assume that a technical advantage is our core value and competitive advantage. We believe that technical advantages can only be assumed to be short-term, and through solid execution, used to gain market positions which are long-term.

Our market and growth are not being ignored by competition. We face larger competitors around the edges of our core markets, and smaller competitors that are completely focused on only one of our market segments. We'll compete fiercely. End-to-end application delivery is our complete focus—not a sideline. We'll differentiate, by being a thought leader, by offering a single source for application delivery infrastructure, by developing a delivery system that gets more intelligent as it becomes more complex and by continuously improving on the user's access experience.

I'm bullish about the business relevance of application delivery infrastructure—especially considering the velocity of change that will be emblematic of the next five years. We have a compelling vision, a unique strategy, excellent execution, a winning mindset, a determined culture and the passion to make our customers successful.

The board, the management team and I thank you for your continuing support.

Mark Templeton
President and Chief Executive Officer

Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements in the Annual Report, such as statements concerning 2006, the access infrastructure market, and management's strategic plans, do not constitute guarantees of future performance. Those statements involve a number of factors that could cause actual results to differ materially, including risks associated with the Company's business, involving the Company's revenue growth and recognition of revenue, products, their development and distribution, product demand and pipeline, economic and competitive factors, the Company's key strategic relationships, acquisitions, and related integration risks as well as other risks detailed in the Company's filings with Securities and Exchange Commission. Citrix assumes no obligation to update any forward-looking information contained in the Annual Report with respect to the statements made within.

Investors are cautioned that statements in this Annual Report that are not strictly historical statements, including, without limitation, statements regarding the Company's access to the infrastructure market, management's strategic plans, revenue growth, revenue recognition, profits, cash flows, composition of revenues, cost of revenues, operating expenses, sales, marketing and support expenses, general and administrative expenses, research and development expenses, products and their development and distribution, product demand and pipeline, Subscription Advantage, Presentation Server, NetScaler, Access Suite and Access Gateway, historical stock option granting practices, cash and non-cash charges, contingent liabilities under Internal Revenue Code Section 409A, product and price competition, Citrix Online division, economic, market and competitive factors, key strategic relationships, acquisitions and related integration risks, customer diversification, product price and inventory, contingent consideration payments, deferred revenues, international operations and expansion, valuations of investments and derivative instruments, technology relationships, reinvestment or repatriation of foreign earnings, gross margins, amortization expense and intangible assets, impairment charges, anticipated operating and capital expenditure requirements, cash inflows, contractual obligations, in-process research and development, advertising campaigns, tax rates and deductions, SFAS 123R, leasing and subleasing activities, stock repurchases, investment transactions, liquidity, litigation matters, distribution channels, stock price, payment of dividends and potential debt or equity financings constitute forward-looking statements and do not constitute guarantees of future performance.

Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements, including, without limitation, variability and seasonality in the Company's revenue and operating results, increased competition, changes in the Company's pricing policies or those of its competitors, the success of the Company's product lines, the Company's product concentration and its ability to develop and commercialize new products and services, the continuation of key third party licenses and strategic relationships, the uncertainty in the IT spending environment, the Company's ability to successfully integrate the operations, technology, products and employees of acquired companies, and the possible failure to achieve or maintain anticipated revenues and profits from acquisitions, charges in the event of the impairment of assets acquired through business combinations and licenses, the size, timing and recognition of revenue from significant orders, the Company's ability to expand and diversify distribution channels, foreign operations and vertical and geographic markets, protection of the Company's intellectual property rights, the Company's ability to maintain and expand its core business in large enterprise accounts, the Company's ability to attract and retain small sized customers, the Company's reliance on and the success of the Company's independent distributors and resellers for the marketing and distribution of the Company's products and the success of the Company's marketing and licensing programs, the restrictions associated with the Company's Credit Facility and Term Loan the management of anticipated future growth and the recruitment and retention of qualified employees, the management of operations and operating expenses, the security of customer data, the success of investments in the Company's product groups, the ability of the Company to fund price adjustments and product returns on inventories, the effect of increased government regulation, the effect of new accounting pronouncements on revenue and expense recognition, including the effects of SFAS 123(R) on certain of the Company's GAAP financial measures due to the variability of the factors used to estimate the value of stock-based compensation, the volatility of the Company's stock price, downturns in economic conditions generally, political and social turmoil and natural disasters, as well as other risks detailed in the Company's filings with Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

The Company assumes no obligation to update any forward-looking information contained in this Annual Report with respect to the statements made within.

Index to Financials

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report. We have not amended our previously filed Annual Reports on Form 10-K and Form 10-K/A or our previously filed Quarterly Reports on Form 10-Q for the periods affected by the restatement, which are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report and Note 2 to our consolidated financial statements included in this Annual Report. The financial statements and related financial information contained in such previously filed reports should not be relied upon. The financial information that has been previously filed or otherwise reported for the restated periods is superseded by the information contained in this Annual Report and on our Annual Report on Form 10-K for the year ended December 31, 2006.

The following table sets forth the effect of the restatement for each of the applicable fiscal years:

	Year Ended December 31,				
(In thousands, except per share data)	**2006**	2005[a]	2004[a]	2003	2002
		(Restated)	(Restated)	(Restated)	(Restated)
Consolidated Statements of Income Data[a]:					
Net revenues	**$ 1,134,319**	$ 908,722	$ 741,157	$ 588,625	$ 527,448
Cost of revenues[b]	**98,698**	58,099	26,656	31,639	30,710
Gross margin	**1,035,621**	850,623	714,501	556,986	496,738
Operating expenses:					
Research and development	**155,331**	108,751	86,654	66,366	73,464
Sales, marketing and support	**480,343**	394,153	337,777	258,522	245,914
General and administrative	**178,669**	125,425	105,799	87,196	92,351
Amortization of other intangible assets	**16,934**	11,622	6,204	300	485
In-process research and development	**1,000**	7,000	19,100	—	—
Total operating expenses	**832,277**	646,951	555,534	412,384	412,214
Income from operations	**203,344**	203,672	158,967	144,602	84,524
Interest income	**41,210**	23,614	14,274	21,120	30,943
Interest expense	**(927)**	(2,426)	(11,756)	(18,436)	(18,268)
Other income (expense), net	**(546)**	(506)	2,851	3,458	(3,483)
Income before income taxes	**243,081**	224,354	164,336	150,744	93,716
Income taxes	**60,084**	58,745	33,049	30,702	13,401
Net income	**$ 182,997**	$ 165,609	$ 131,287	$ 120,042	$ 80,315
Diluted earnings per share[c]	**$ 0.97**	$ 0.93	$ 0.75	$ 0.70	$ 0.45

(In thousands)	2006	2005	2004	2003	2002
		Year Ended December 31,			
		(Restated)	(Restated)	(Restated)	(Restated)
Consolidated Balance Sheet Data[a]:					
Total assets	**$ 2,024,473**	$ 1,698,982	$ 1,306,416	$ 1,369,768	$ 1,186,993
Current portion of long-term debt	**–**	–	–	351,423	–
Stockholders' equity	**1,464,289**	1,214,528	936,833	717,191	622,573
Long term debt	**–**	31,000	–	–	–

(a) For more information regarding the investigation of our historical stock option granting practices and the associated restatements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

(b) Cost of revenues includes amortization of product related intangible assets of $19.2 million, $16.8 million, $6.1 million, $11.0 million and $10.8 million in 2006, 2005, 2004, 2003 and 2002, respectively.

(c) Our diluted weighted–average shares outstanding primarily fluctuates based on the level of stock repurchases made under our stock repurchase program and shares issued in connection with our acquisitions. See Notes 4 and 8 to our consolidated financial statements included in this Annual Report.

The following adjusts our consolidated income statements for the years ended December 31, 2005, 2004, 2003 and 2002 for the restatements as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

	Year Ended December 31,					
	2005			2004		
(In thousands, except per share data)	(As reported)	(Adjustments)	(As restated)	(As reported)	(Adjustments)	(As restated)
Consolidated Statements of Income Data:						
Net revenues	$ 908,722	$ –	$ 908,722	$ 741,157	$ –	$ 741,157
Cost of revenues[a]	57,964	135	58,099	26,423	233	26,656
Gross margin	850,758	(135)	850,623	714,734	(233)	714,501
Operating expenses:						
Research and development	108,687	64	108,751	86,357	297	86,654
Sales, marketing and support	393,420	733	394,153	337,566	211	337,777
General and administrative	125,538	(113)	125,425	106,516	(717)	105,799
Amortization of other intangible assets	11,622	–	11,622	6,204	–	6,204
In-process research and development	7,000	–	7,000	19,100	–	19,100
Total operating expenses	646,267	684	646,951	555,743	(209)	555,534
Income from operations	204,491	(819)	203,672	158,991	(24)	158,967
Interest income	23,614	–	23,614	14,274	–	14,274
Interest expense	(2,229)	(197)	(2,426)	(4,367)	(170)	(4,537)
Write-off of deferred debt issuance costs	–	–	–	(7,219)	–	(7,219)
Other income (expense), net	(368)	(138)	(506)	2,754	97	2,851
Income before income taxes	225,508	(1,154)	224,354	164,433	(97)	164,336
Income taxes	59,168	(423)	58,745	32,887	162	33,049
Net income	$ 166,340	$ (731)	$ 165,609	$ 131,546	$ (259)	$ 131,287
Diluted earnings per share[b]	$ 0.93	$ –	$ 0.93	$ 0.75	$ –	$ 0.75
Diluted weighted-average shares outstanding[b]	178,036	(265)	177,771	174,734	(360)	174,374

Selected Consolidated Financial Data

(In thousands, except per share data)	Year Ended December 31,					
	2003			2002		
	(As reported)	(Adjustments)	(As restated)	(As reported)	(Adjustments)	(As restated)
Consolidated Statements of Income Data:						
Net revenues	$ 588,625	$ —	$ 588,625	$ 527,448	$ —	$ 527,448
Cost of revenues[a]	31,072	567	31,639	29,841	869	30,710
Gross margin	557,553	(567)	556,986	497,607	(869)	496,738
Operating expenses:						
Research and development	64,443	1,923	66,366	68,923	4,541	73,464
Sales, marketing and support	252,749	5,773	258,522	235,393	10,521	245,914
General and administrative	85,672	1,524	87,196	88,946	3,405	92,351
Amortization of other intangible assets	300	—	300	485	—	485
Total operating expenses	403,164	9,220	412,384	393,747	18,467	412,214
Income from operations	154,389	(9,787)	144,602	103,860	(19,336)	84,524
Interest income	21,120	—	21,120	30,943	—	30,943
Interest expense	(18,280)	(156)	(18,436)	(18,163)	(105)	(18,268)
Other income (expense), net	3,458	—	3,458	(3,483)	—	(3,483)
Income before income taxes	160,687	(9,943)	150,744	113,157	(19,441)	93,716
Income taxes	33,744	(3,042)	30,702	19,237	(5,836)	13,401
Net income	$ 126,943	$ (6,901)	$ 120,042	$ 93,920	$ (13,605)	$ 80,315
Diluted earnings per share[b]	$ 0.74	$ (0.04)	$ 0.70	$ 0.52	$ (0.07)	$ 0.45
Diluted weighted-average shares outstanding[b]	171,447	(256)	171,191	179,359	(15)	179,344

(a) Cost of revenues includes amortization of product related intangible assets of $16.8 million, $6.1 million, $11.0 million and $10.8 million in 2005, 2004, 2003 and 2002, respectively.

(b) Our diluted weighted–average shares outstanding primarily fluctuates based on the level of stock repurchases made under our stock repurchase program and shares issued in connection with our acquisitions. See Notes 4 and 8 to our consolidated financial statements included in this Annual Report.

The following adjusts our consolidated balance sheets as of December 31, 2005, 2004, 2003 and 2002 for the restatements as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

	December 31, 2005			December 31, 2004		
	(As Reported)	(Adjustments)	(As restated)	(As reported)	(Adjustments)	(As restated)
Assets:						
Current assets:						
Cash and cash equivalents	$ 484,035	$ —	$ 484,035	$ 73,485	$ —	$ 73,485
Short-term investments	18,900	—	18,900	159,656	—	159,656
Inventory	3,933	—	3,933	783	—	783
Accounts receivable net of allowances	142,015	—	142,015	108,399	—	108,399
Prepaid expenses and other current assets	31,164	—	31,164	40,376	—	40,376
Current portion of deferred tax assets, net	46,410	952	47,362	43,881	1,884	45,765
Total current assets	726,457	952	727,409	426,580	1,884	428,464
Restricted cash equivalents and investments	63,728	—	63,728	149,051	—	149,051
Long-term investments	51,286	—	51,286	183,974	—	183,974
Property and equipment, net	73,727	—	73,727	69,281	—	69,281
Goodwill, net	591,994	—	591,994	361,452	—	361,452
Other intangible assets, net	137,333	—	137,333	87,172	—	87,172
Long-term portion of deferred tax assets, net	29,158	16,374	45,532	—	18,448	18,448
Other assets	7,973	—	7,973	8,574	—	8,574
Total Assets	$ 1,681,656	$ 17,326	$ 1,698,982	$ 1,286,084	$ 20,332	$ 1,306,416
Liabilities:						
Current liabilities:						
Accounts payable	$ 33,495	$ —	$ 33,495	$ 17,554	$ —	$ 17,554
Accrued expenses	125,029	6,278	131,307	111,535	8,404	119,939
Income taxes payable	1,329	—	1,329	2,198	—	2,198
Current portion of deferred revenues	266,223	—	266,223	210,872	—	210,872
Total current liabilities	426,076	6,278	432,354	342,159	8,404	350,563
Long term portion of deferred revenues	19,803	—	19,803	14,271	—	14,271
Long-term debt	31,000	—	31,000	—	—	—
Other liabilities	1,297	—	1,297	4,749	—	4,749
Commitments and contingencies						
Stockholders' equity						
Preferred stock at $.01 par value: 5,000 shares authorized	—	—	—	—	—	—
Common stock at $0.001 par value 1,000,000 shares authorized	226	—	226	213	—	213
Additional paid-in capital	1,189,460	134,509	1,323,969	872,659	138,247	1,010,906
Deferred compensation	(18,873)	(2,544)	(21,417)	(1,063)	(6,133)	(7,196)
Retained earnings	944,626	(120,917)	823,709	778,286	(120,186)	658,100
Accumulated other comprehensive (loss) Income	(4,463)	—	(4,463)	7,489	—	7,489
	2,110,976	11,048	2,122,024	1,657,584	11,928	1,669,512
Less- common stock in treasury	(907,496)	—	(907,496)	(732,679)	—	(732,679)
Total stockholders' equity	1,203,480	11,048	1,214,528	924,905	11,928	936,833
Total liabilities and stockholders' equity	$ 1,681,656	$ 17,326	$ 1,698,982	$ 1,286,084	$ 20,332	$ 1,306,416

Selected Consolidated Financial Data

	December 31, 2003			December 31, 2002		
	(As reported)	(Adjustments)	(As restated)	(As reported)	(Adjustments)	(As restated)
Assets:						
Current assets:						
Cash and cash equivalents	$ 182,969	$ –	$ 182,969	$ 82,350	$ –	$ 82,350
Short-term investments	385,431	–	385,431	95,780	–	95,780
Accounts receivable net of allowances	87,464	–	87,464	69,471	–	69,471
Prepaid expenses and other current assets	58,167	–	58,167	36,400	–	36,400
Current portion of deferred tax assets, net	51,540	3,848	55,388	49,515	4,852	54,367
Total current assets	765,571	3,848	769,419	333,516	4,852	338,368
Restricted cash equivalents and investments	146,460	–	146,460	172,106	–	172,106
Long-term investments	183,411	–	183,411	369,168	–	369,168
Property and equipment, net	65,837	–	65,837	76,534	–	76,534
Goodwill, net	152,364	–	152,364	152,364	–	152,364
Other intangible assets, net	21,300	–	21,300	30,849	–	30,849
Long-term portion of deferred tax assets, net	3,168	20,981	24,149	5,587	20,610	26,197
Other assets	6,828	–	6,828	21,407	–	21,407
Total Assets	$ 1,344,939	$ 24,829	$ 1,369,768	$ 1,161,531	$ 25,462	$ 1,186,993
Liabilities:						
Current liabilities:						
Accounts payable	$ 14,992	$ –	$ 14,992	$ 11,913	$ –	$ 11,913
Accrued expenses	93,966	14,436	108,402	73,768	17,479	91,247
Income taxes payable	5,498	–	5,498	793	–	793
Current portion of deferred revenues	152,938	–	152,938	95,963	–	95,963
Convertible subordinated debentures-current	351,423	–	351,423	–	–	–
Total current liabilities	618,817	14,436	633,253	182,437	17,479	199,916
Long term portion of deferred revenues	12,137	–	12,137	8,028	–	8,028
Convertible subordinated debentures long-term	–	–	–	333,549	–	333,549
Other liabilities	7,187	–	7,187	6,452	–	6,452
Commitments and contingencies						
Put warrants	–	–	–	7,340	–	7,340
Common stock subject to repurchase	–	–	–	9,135	–	9,135
Stockholders' equity						
Preferred stock at $.01 par value: 5,000 shares authorized	–	–	–	–	–	–
Common stock at $0.001 par value 1,000,000 shares authorized	203	–	203	197	–	197
Additional paid-in capital	700,111	143,967	844,078	595,959	139,821	735,780
Deferred compensation	–	(13,647)	(13,647)	–	(18,812)	(18,812)
Retained earnings	646,740	(119,927)	526,813	519,797	(113,026)	406,771
Accumulated other comprehensive (loss) income	7,810	–	7,810	3,833	–	3,833
	1,354,864	10,393	1,365,257	1,119,786	7,983	1,127,769
Less- common stock in treasury	(648,066)	–	(648,066)	(505,196)	–	(505,196)
Total stockholders' equity	706,798	10,393	717,191	614,590	7,983	622,573
Total liabilities and stockholders' equity	$ 1,344,939	$ 24,829	$ 1,369,768	$ 1,161,531	$ 25,462	$ 1,186,993

Restatement of Financial Statements

All of the financial information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as elsewhere in this Annual Report has been adjusted to reflect the restatement of our financial results, as described in "Selected Consolidated Financial Data," and Note 2 to our consolidated financial statements included elsewhere in this Annual Report. The impact under Accounting Principles Board, or APB, No. 25, *Accounting for Stock Issued to Employees*, of recognizing additional stock-based compensation expense and related tax effects as a result of our historical stock option granting practices is $3.1 million ($0.6 million net of income taxes and other tax charges) in 2005, $6.2 million ($0.4 million net of income taxes and other tax charges) in 2004, and $156.3 million ($119.9 million net of income taxes and other tax charges) for 2003 and all prior years commencing in December 1995.

Independent Investigation of Historical Stock Option Granting Practices

As a result of our Audit Committee's investigation of our historical stock option granting practices and management's review, which has now been completed, we identified approximately 76.4 million stock option grants made on 138 grant dates during the period from December 1995 to March 31, 2005 for which we used incorrect measurement dates and as a result of revising those measurement dates, recorded stock-based compensation expense for financial accounting purposes under APB No. 25. To correct these errors, we have recorded a pre-tax cumulative charge of $165.7 million ($120.9 million on an after tax basis) in our consolidated financial statements through December 31, 2005 to reflect additional stock-based compensation expense.

Background

On November 30, 2006, after our management conducted a preliminary, limited scope review of certain of our stock option granting practices, our Audit Committee commenced a voluntary, independent investigation of our historical stock option granting practices and related accounting during the period from January 1996 through December 2006. None of the members of our Audit Committee has ever served on the Compensation Committee of the Board of Directors. This voluntary investigation was not in response to any governmental investigation, stockholder lawsuit, whistleblower complaint, or inquiries from media organizations. The investigation was conducted with the assistance of independent outside legal counsel and outside forensic accounting consultants, and covered option grants made to all employees during the period from January 1996 through December 2006. Management further evaluated all grants (consisting of two employee new hire grants) in December 1995, which was the month we completed our initial public offering, and all grants to non-employee directors. The investigation and related review consisted of approximately 191 grant dates (representing over 27,000 individual option grants and approximately 108.7 million stock options).

In connection with its investigation, the Audit Committee retained independent outside legal counsel that had not previously been engaged by us, to assist in the investigation. In turn, legal counsel retained outside forensic accounting experts and other consultants to assist it and the Audit Committee with financial accounting issues and related analytics during the investigation. The investigation occurred over a period of approximately seven months. The investigative work conducted by the Audit Committee included the following tasks, among others:

- Reviewing hard copy and electronic files obtained from us as well as other sources, totaling approximately 40,000 pages of hard copy documents and approximately 191,000 electronic documents, typically consisting of multiple pages each;
- Conducting more than 50 interviews with present and former directors who have served on the Compensation Committee during the relevant period, present and former members of senior management, other present and former employees, and former outside professionals who had provided legal services to us during the period of the investigation;

- In connection with its investigation, the members of our Audit Committee met both telephonically and in-person numerous times and the Chairman of the Audit Committee communicated with the Audit Committee's counsel on a frequent basis; and
- Engaging outside consultants to conduct various analyses of our option grants.

Historical Stock Option Granting Practices

Prior to January 1, 2006, we accounted for our stock option grants under APB No. 25 and had provided the required disclosures pursuant to the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, *Accounting for Stock-Based Compensation* . On January 1, 2006, we adopted SFAS No. 123R, Share-Based Payment, under the modified prospective method. For the measurement date revisions we have made, we revised our historical pro forma footnote disclosures in accordance with SFAS No. 123. Additionally, we adjusted our 2006 consolidated financial statements to reflect the impact of any revised measurement dates on the compensation cost recognized in accordance with SFAS No. 123R.

As permitted by the terms of our various stock plans (as amended and restated from time to time), the Compensation Committee of our Board of Directors was vested with the authority to administer and grant stock options under the plans. Until November 2003, all employee stock option grants were required to be approved by the Compensation Committee. Beginning in November 2003 and continuing to the present, the Compensation Committee delegated authority, subject to specific parameters, to our Chief Executive Officer and our Chief Financial Officer to grant options to non-executive employees. Grants to Section 16 Officers, to employees whose compensation was subject to Section 162(m) of the of the Internal Revenue Code of 1986, as amended, or the IRC, and other grants outside of the parameters discussed below continued to require Compensation Committee approval in order to complete the required granting actions.

In the restatement, for grants requiring Compensation Committee approval, we generally determined that Compensation Committee approval was likely obtained at the next in-person meeting after the date of grant. This conclusion was based on the fact that Compensation Committee members recall signing consents in person at board meetings, that members of management recalled that it was our objective to present consents to the Committee at in-person meetings, that the consents contained in our records typically contain all signatures on a single page (consistent with having been signed in person), and that the available meta-data for such consents generally indicated that the consent forms were available for signature at that time. We generally used the in-person board meeting dates when determining revised measurement dates, because members of management responsible for approval and processing of these grants believed or acted as if approval was an important and required granting action for all grants that were not subject to the delegation of authority described below. For example, managers involved in processing grants: (i) said that they typically refrained from correcting grants approved by the Committee without further Committee action; but (ii) believed that alteration or correction of grant recipient and amount lists prior to Committee approval was permitted (and performed such corrections and alterations and did not consider them to be modifications); and (iii) believed Committee approval was necessary to grant options. There was some evidence that signatures were sometimes solicited at such meetings for consents previously signed and transmitted by fax or other means but because we did not retain these earlier obtained consents there was little evidence to indicate for which grants these approvals were obtained and when they were received. Where meta-data or other evidence led us to conclude that approval was not complete at the next in person meeting, we relied on the other evidence to select a later date.

From December 1995 through December 2006, the exercise price for all grants was typically set at the closing price of our common stock on the original intended grant date. During this period, we made the following types of grants of stock options to employees, including officers, and members of our Board of Directors:

- Annual grants in conjunction with our annual merit review process, which generally occurred a few months following our fiscal year end (referred to as annual grants).

- Non-annual grants to newly hired and promoted employees and from time to time to officers in recognition of performance or as incentives. Beginning January 2004, we replaced promotion grants with performance grants that were granted to employees upon recommendation by their manager for recognition (new hire and performance, incentive or promotion grants are referred to collectively as non-annual grants).
- Options granted or assumed in connection with acquisitions.
- Options granted to non-employee members of our Board of Directors.

From December 1995 through mid-1998, all employee grants required approval by the Compensation Committee to complete the required granting actions. In addition, we did not have a defined process for determining the date on which we made grants and no granting pattern could be established for grants made during this period. Following the investigation, the Audit Committee concluded that we likely set grant dates retrospectively for many stock options granted to employees and executives during the 1996 to mid-1998 period.

Beginning in mid-1998 through late 2003, all employee grants required approval by the Compensation Committee to complete the required granting actions. During this period, we made changes in our stock option granting practices which included implementing a practice where we typically dated non-annual grants to non-executives on the first business day of the month following the start or promotion date, unless that date was the first day of the month, in which case the grant date would be that date. We dated non-annual new hire and promotion grants to executives either on their start date or the first business day of the month following the start date or the promotion date; we awarded the incentive grants on an ad hoc basis. During this period, we made annual grants to executive and non-executive employees on dates that were typically previously discussed with the Compensation Committee. However, during these earlier discussions, the Compensation Committee did not approve the terms and allocation of grants to individual recipients or delegate to management the authority to do so without further action by the Compensation Committee. Until 2002, annual grants were generally made in July or August of each year pursuant to a merit evaluation process. Beginning in 2002, annual grants were split into two grant dates in March and August. During this period all employee grants required approval by the Compensation Committee to complete the required granting actions and for most grants we did not obtain approval from the Compensation Committee, typically on unanimous written consent forms, until after the grant date and for certain grants, we had not completed the process of identifying the recipients or number of options to be granted until after the grant date.

Beginning in November 2003, the Compensation Committee delegated its authority to our Chief Executive Officer and Chief Financial Officer to issue stock options pursuant to specific parameters. The delegation provided authority to grant no more than 4 million stock options per year in the aggregate and to grant up to 10,000 options per year to any employee who was not an officer subject to Section 16 of the Securities Exchange Act of 1934, as amended, and whose compensation was not subject to Section 162(m) of the Internal Revenue Code of 1986 as amended, or the IRC. In July 2004 the Compensation Committee increased that number to 20,000 options per employee per year. The delegation was also subject to other parameters, including that each grant be consistent in number with guidelines that provided the range of grants that could be awarded to each employee grade. Compensation Committee approval continued to be a required granting action for all stock option grants outside of the parameters of the delegated authority. For grants outside of the delegation of authority, the Compensation Committee often approved such grants at a meeting or by unanimous written consent form. In some cases the amount granted to each recipient was not final and/or the Compensation Committee had not approved the grants by the intended grant date.

We also made grants to the employees of companies we acquired in connection with acquisitions. Grants made in conjunction with acquisitions were typically authorized at the time of the Board's approval of the acquisition. The exercise price of such grants was typically set at the closing stock price of our common stock on the closing date of the acquisition. During the investigation, we noted one grant date where the grant was approved by our Board of Directors in conjunction with the acquisition; however, we had not completed the required granting actions by the stated grant date and the measurement date was revised to the date that the evidence indicated that we completed our allocation.

We also grant options to the non-employee members of our Board of Directors, or the Board Grants, pursuant to a stockholder approved plan, as amended from time to time. The timing of the grant date and amount of such awards was granted pre-determined pursuant to a formula set forth either in the terms of the plan or via board resolution. Certain Board Grants were issued on a date other than the automatic grant date prescribed by the plan or differed by nominal amounts from the option amount pre-determined by the plan formula.

Prior to the restatement discussed below, we used the grant dates as set forth above as the measurement date for financial accounting purposes. Accordingly, in each case the exercise price did not exceed the closing stock price of our common stock on that date, and we did not record stock-based compensation expense in connection with these grants. In the restatement, we revised the measurement dates for many grants and recorded stock-based compensation expense when the revised measurement date resulted in intrinsic value which we accounted for in the restatement.

Adjustments to Measurement Dates Arising from Errors Identified by Audit Committee Investigation

Based on the facts obtained as a result of the Audit Committee's investigation, we identified certain grants for which we used an incorrect measurement date for financial accounting purposes, as defined under Generally Accepted Accounting Principles in the United States, or GAAP. To determine the correct measurement dates for these grants under applicable accounting principles, we followed the guidance in APB No. 25, which deems the "measurement date" to be the first date on which all of the following are known with finality: (1) the identity of the individual employee who is entitled to receive the option grant; (2) the number of options that the individual employee is entitled to receive; and (3) the option's exercise price.

We completed a grant date by grant date analysis of approximately 191 option grant dates during the relevant period for compliance with APB No. 25. Each individual grant on each grant date was evaluated based on its particular facts and circumstances. Where we determined that we did not complete the required granting actions by the original grant date, we used judgment to determine corrected measurement dates consistent with what the evidence suggested was our practice or process or other information obtained as part of the investigation that suggested the date upon which all requirements for a measurement date had been satisfied under applicable accounting principles. If the measurement date was not the same date we used previously, we made accounting adjustments as required, which resulted in stock-based compensation and related tax effects when an option had intrinsic value on the revised measurement date.

The documents and information considered in connection with the measurement date adjustments that we have made included, but was not limited to:

- minutes of Board of Directors and Compensation Committee meetings and related presentations;
- unanimous written consents signed by the Compensation Committee members, and evidence relating to the date such consents were created and circulated for signature and/or signed;
- information contained in personnel files maintained for employees who were granted options;
- electronic mail messages and other electronic files retrieved from our computer system and in back up media;
- documentation prepared in connection with our annual performance reviews of employees as part of the process of determining the allocation of stock option grants to individual employees;
- information as to the date of hire of the employee receiving the option grant, including (if the grant was a new hire grant) the date of any offer letter;
- correspondence, memoranda and other documentation supporting the option grant;

- information concerning the date or dates on which a stock option was entered into our stock option tracking system, Equity Edge;
- information obtained during interviews conducted by the Audit Committee's outside counsel of numerous individuals, including current and former officers, directors, employees and outside professionals; and
- analyses of our option grant performed by consultants engaged on behalf of the Audit Committee.

Consistent with current accounting literature and published guidance from the staff of the SEC, we classified grants during the eleven-year period subject to the investigation into categories based on grant type and process by which the grant was finalized. The principal categories related to annual and non-annual grants in three time periods: (1) January 1996 through May 1998; (2) May 1998 through November 2003; and (3) November 2003 through December 2006. We also separately categorized grants to non-employee directors. The last grant with a revised measurement date was awarded in March 2005.There were no revised measurement dates in 2006. A summary of pre-tax stock-based compensation expense related to options awarded in each time period, in thousands, is as follows:

Time Period	Pre-Tax Stock-based Compensation Expense
January 1996 through May 1998 (includes two grants made in December 1995)	$ 62,171
May 1998 through November 2003	103,272
November 2003 through December 2005	224
Cumulative effect at December 31, 2005	$ 165,667

January 1996 – May 1998: In the restatement, we corrected the measurement dates for all 50 original grants dates during this period, consisting of approximately 24.2 million options. We also revised measurement dates for all grants (consisting of two employee new hire grants) in December 1995, which was the month we completed our initial public offering.

After completion of its investigation, the Audit Committee concluded that we likely selected grant dates retrospective for many stock options granted to employees and executives during the January 1996 through May 1998 period. In addition, the required granting actions for many of these grants were not completed on the original measurement date. During this period, a substantial majority of the grants were approved using unanimous written consent forms signed by the Compensation Committee for which, in most cases, there was no documentary evidence of when approval was obtained. As discussed above, for grants where there was insufficient evidence to determine when approval was obtained, we generally used the date of the first in-person Board of Directors meeting after the evidence suggested that the amount and terms of the grant were final as the revised measurement date for financial accounting purposes. Where evidence existed of advance approval by the Compensation Committee (such as facsimile header dates on signed unanimous written consent forms), we used this information as evidence of when the Compensation Committee approval was obtained, and used that date as the revised measurement date for financial accounting purposes.

May 1998 – November 2003: During this period we issued approximately 70.5 million options over 87 grant dates. In the restatement, we corrected measurement dates for approximately 50.6 million options granted on 79 of the 87 grants dates. We made these corrections because we did not complete the required granting actions by the original grant date, including, obtaining approvals from the Compensation Committee and not finalizing the amounts or recipients as of the original grant date.

During this period, a substantial majority of the grants were approved using unanimous written consent forms signed by the Compensation Committee for which, in most cases, there was no documentary evidence of when approval was actually obtained. As discussed above, where there was insufficient evidence to determine when approval conclusively was obtained, we generally used the date of the first in-person Board of Directors meeting after the evidence suggested that the amount and terms of the grant were final as determined by management as the revised measurement date for financial accounting purposes. However, if there was evidence sufficient for us to conclude that the required granting actions were completed on a date that was earlier than the next in-person Board meeting, in accordance with APB No. 25, we set the revised measurement date at the earlier date.

November 2003 – December 2006: Beginning in November 2003, we granted 9.5 million options to employees on 42 grant dates pursuant to delegated authority described above. In virtually all cases these grants were made on predetermined annual grant dates or the first business day of the month following the employee's hire date or performance recognition and were issued pursuant to an underlying system of processes, controls and management approvals. After the award was communicated to the employee and the administrative processes were complete the CFO signed an internal delegation of authority form after the grant date. We concluded that the CFO's signature on these documents was perfunctory and was not a required granting action. During this period, approximately 3% of the individual non-executive employee grants (or 7% of the total non-executive employee options) awarded pursuant to the delegation process exceeded the delegation limitations discussed above and should have been presented for approval by the Compensation Committee. Although these grants were not approved by the Compensation Committee, they were communicated to employees and processed pursuant to the same system of processes, controls and management approvals as grants within the limitations. We have concluded that these grants were legally outstanding and that the requirements to establish a measurement date were met on the original grant date.

We revised the measurement date for the non-executive annual grant originally dated April 1, 2004. The grant was issued pursuant to the delegation of authority above and was revised because we had not completed the process of determining grant amounts and recipients until after the grant date. We determined revised measurement dates for each individual recipient through May 20, 2004 by assessing when each grant was fixed with finality as reflected in hard copy and electronic documents and other information. This was the only grant date that options issued under delegated authority were revised and we recognized total pre-tax stock compensation expense of approximately $0.2 million related to this grant.

Compensation Committee approval continued to be a required granting action for all stock option grants outside of the parameters of the delegated authority, as described above. For grants outside of the delegation of authority, the Compensation Committee typically approved such grants at a meeting or by unanimous written consent form. During this period, the Compensation Committee approved 2.6 million options on 19 grant dates. We determined that for seven of these grant dates, the original grant date differed from the appropriate measurement date for financial accounting purposes. We recorded approximately $32,000 in pre-tax stock-based compensation expense related to these grants. The last grant for which we revised the measurement date was March 1, 2005.

Board Grants. From 1996 through 2006, we made 48 grants to non-employee directors on 21 grant dates for a total of 3.1 million options. We revised the measurement dates for certain of these grants because they were awarded on dates other than the automatic dates prescribed in the applicable stockholder plan and in amounts that differed nominally from the formulas set forth in the plan. We recognized approximately $0.5 million in pre-tax stock-based compensation expense related to the following grants:

- We awarded to non-employee directors an aggregate of 0.7 million options on five grant dates between 1998 and 2002. Instead of awarding these options on the anniversary date of the directors' appointment to the Board, they were awarded on the first day of the month containing the directors' anniversary date, in error. These options were issued between three and 21 days in advance of the actual anniversary date. We determined that the grants were not fixed with finality until the anniversary date prescribed by the plan because that date represents the date on which approval existed pursuant to the stockholder approved plan. We revised the measurement dates accordingly, and recognized pre-tax compensation expense of $0.5 million representing the difference in intrinsic value between grant date prescribed by the plan and the original grant date.

- We awarded approximately 0.1 million options in June 2002 to non-employee directors. The grant was one day later than the automatic date prescribed by the stockholder approved plan and the number of options were nominally different from the plan formula (aggregate difference of 770 options). Based on the available evidence, we concluded that the grant date error constituted a modification of the automatic grant that should have occurred on the previous day. We concluded that the grant was fixed with finality on the date awarded and the dating error and share differences resulted in compensation expense of approximately $5,000, representing the difference in the intrinsic value between the automatic grant date prescribed by the plan and the original grant date.
- In 2000, we awarded an anniversary grant for approximately 0.2 million options in error one year after the actual anniversary date of the director. We considered the grant a modification of the prescribed automatic grant under the stockholder approved plan and concluded that the grant was fixed with finality on the grant date. However, no compensation expense resulted as the closing price of our common stock increased from the automatic grant date to the grant date of the award.

Other Measurement Date Judgments

We identified other circumstances related to approximately 4.2 million options (approximately 3.8% of options issued) that resulted in revised measurement dates. In some instances, we made changes after the grant date to add individuals to the list of grant recipients and received later approval by the Compensation Committee. In other instances, we issued options that were different in amount than that approved by the Compensation Committee or issued options for which we were unable to locate the approval documentation during the investigation. In each of these circumstances, we evaluated the existing information related to each individual grant and we established a new measurement date when we determined that the terms of the award were fixed with finality.

Impact of the Errors on our Financial Statements

We have determined that after accounting for forfeitures, the errors described above resulted in an understatement of stock-based compensation expense over the vesting terms of the grants corrected. Most of the adjusted measurement dates were with respect to grants made prior to December 31, 2004. We recorded pre-tax stock-based compensation expense of approximately $3.1 million and $6.2 million for the years ended December 31, 2005 and 2004, respectively, and $156.3 million related to years prior to fiscal 2004. There was no impact on revenue or cash and investments as a result of this additional stock compensation expense and the adjustments related to our historical stock option granting practices.

As a result of the review, we determined that we failed to properly withhold employment (the employee and our portions of FICA and supplemental federal withholding) taxes associated with certain stock option exercises. We recorded such amounts in the consolidated statements of income in the period in which we were originally obligated to make the withholding. Additionally, for tax years where the statute of limitations has lapsed, we have recorded the reduction in previously recorded liabilities in the period the statute of limitations expires. We have recorded approximately $8.0 million, net of income tax, through December 31, 2006 for employment taxes and related charges.

Additionally, we believe that United States income tax deductions taken for stock option exercises in prior years, which pertained to certain executives, may not be deductible under limitations imposed by IRC Section 162(m). Section 162(m) limits the deductibility of compensation above $1 million to certain executive officers of public companies when such compensation is not incentive based. As a result, we have reduced our available tax net operating loss carry-forwards arising from certain previously exercised stock options. We restated our tax provisions in the periods in which the benefits were recorded.

The additional compensation expense in 2004 and 2005 reflected below primarily relates to the impact of vesting of awards granted prior to 2004. A summary of total charges, including estimated employment related tax charges, which are comprised of withholding taxes, penalties and interest, by fiscal period, in thousands, is as follows:

Year Ended December 31,	Pre-Tax Expense	Employment Related Tax Charges	Income Taxes	Net Charge to Net Income
1996	$ 1,826	$ –	$ (689)	$ 1,137
1997	6,509	128	(2,526)	4,111
1998	14,598	1,221	(4,442)	11,377
1999	24,557	4,819	(8,411)	20,965
2000	40,627	8,069	(14,019)	34,677
2001	34,926	4,073	(11,844)	27,155
2002	20,271	(830)	(5,837)	13,604
2003	12,985	(3,042)	(3,042)	6,901
Cumulative effect at December 31, 2003	156,299	14,438	(50,810)	119,927
2004	6,226	(6,031)	161	356
2005	3,142	(2,127)	(423)	592
Total	$ 165,667	$ 6,280	$ (51,072)	$ 120,875

In addition, to the amounts reflected above, for the year ended December 31, 2005, we had previously recognized $4.3 million in stock-based compensation expense related to stock-based awards. Accordingly, the total pre-tax stock-based compensation expense for 2005 was approximately $7.4 million. Previously recorded stock-based compensation expense, if any, for each of the years ended December 31, 1996 through December 31, 2004 was not material. The total pre-tax stock-based compensation expense for the period from January 1, 1996 through December 31, 2005 was approximately $170.0 million.

The following table reflects the impacts of the restatement adjustments on our consolidated statements of income for the periods presented below (in thousands):

Category of Adjustments:	2005	2004	Cumulative Effect from January 1, 1996 through December 31, 2003
Pre-tax stock-based compensation expense related to stock option measurement date changes	$ 3,142	$ 6,226	$ 156,299
Other tax charges	(2,127)	(6,031)	14,438
Income tax impact on other tax charges	727	1,963	(3,848)
Income tax adjustments related to IRC Section 162(m)	(288)	–	494
Income tax impact related to stock option compensation expense date changes	(862)	(1,802)	(47,456)
Total income tax adjustments	(423)	161	(50,810)
Total charge to net income	$ 592	$ 356	$ 119,927

The cumulative effect of the restatement adjustments on the consolidated balance sheet at December 31, 2005 was an increase in additional paid-in capital, offset by a corresponding decrease in retained earnings and deferred compensation, which results in no net effect on stockholders' equity. There were also adjustments made to increase our short and long-term deferred tax assets and our accrued expenses due to the tax effects of the restatement. The adjustments decreased previously reported basic net income per share by $0.01 for the year ended December 31, 2005 and had no impact on previously reported basic net income per share for the year ended December 31, 2004. The adjustments had no impact on previously reported diluted net income per share for the years ended December 31, 2005 and 2004.

Judgment

Most of the revised measurement dates could not be determined with certainty, and we made judgments, as described above, to establish the revised dates. Judgments different from those used by us regarding the timing of the revised measurement dates would have resulted in different compensation expense charges than those recorded by us in the restatement. We therefore prepared a sensitivity analysis to determine the hypothetical minimum and maximum compensation expense charge that could occur if different judgments to determine the revised measurement dates were used. We provided a minimum and maximum range to the sensitivity analysis as a result of significant volatility in prices versus the revised measurement date prices. In reviewing all available data, we considered other possible alternative grant dates for determining a sensitivity analysis, but were unable to find any such data or evidence that would provide an alternative we believed to be better than the one we selected.

We applied our sensitivity methodology on a grant date by grant date basis to examine the largest hypothetical variations in stock-based compensation expense within a range of possible approval dates for each grant event. We developed this range by generally using the date that the allocation and recipients were determined to be final as the earliest possible date and the revised measurement date as the end date. In some cases, the earliest possible date was the original date of grant, while for others it was a date that the allocation and recipients were subsequently determined to have been completed based on documentary evidence, such as (for example) e-mails, electronic and printed dating evidence on grant recommendation listings and the metadata creation dates on unanimous written consent forms. In the few cases where there was some evidence suggesting the possibility that the grant had been approved after the revised measurement date, the end date was subsequent to the revised measurement date. Based on all available evidence, such as (for example) unanimous written consents, email dates, and Board of Director or committee meeting dates, we were unable to identify dates that would provide a more reasonable range of dates for this sensitivity analysis. While we believe the evidence and methodology used to determine the revised measurement dates to be the most appropriate, we also believe that illustrating differences in stock-based compensation expense using these alternative date ranges provides some insight into the extent to which hypothetical stock-based compensation expense would have fluctuated if we chose other dates.

After developing the range for each grant event, we selected the highest closing price of our stock within the range and calculated the difference in stock-based compensation expense to determine the maximum possible compensation expense. We then selected the lowest closing price within the range and calculated the difference in stock-based compensation expense to determine the minimum possible compensation expense. If the low closing price was less than the closing price on the original date of grant, there was no resulting compensation charge. We compared these aggregated amounts to the stock-based compensation that we recorded. If we had used the highest closing price of our stock within the range, our total restated stock-based compensation adjustment relating to the revision in measurement dates would have been increased by approximately $183.5 million. Conversely, had we used the lowest closing price of our stock within the range, our total restated compensation expense would have decreased by $133.9 million.

Our hypothetical ranges of stock-based compensation expense were affected by the high level of volatility in our stock price and the date ranges used in our sensitivity analysis, generally the time period between the original grant dates of certain stock options and the revised measurement dates. For example, in 1999 (the year in our restatement period with the largest sensitivity range based on option grant date), our stock price closed at a low of $14.65 per share and a high of $77.50 per share during the range of potential alternative measurement dates. In 2000 (the year in our restatement period with the second largest sensitivity range based on option grant date), our stock price closed at a low of $14.31 per share and a high of $105.44 per share during the range of potential alternative measurement dates. Since we do not have evidence that the grant dates and exercise prices were selected on the date when our stock price was at its highest or lowest during each period, we concluded that selecting a revised measurement date on the "highest" or "lowest" closing price when measuring compensation expense would not have been consistent with the requirements of APB No. 25, which looks to the "first date" on which the terms of the grants were fixed with finality.

The following tables set forth the effect on earnings before income taxes (net of estimated forfeitures) that would result from using different alternate measurement date determinations as compared to the measurement date selected in our evaluation and used for accounting purposes. The first table, titled "Sensitivity Analysis by Option Grant Year" illustrates actual pre-tax stock-based compensation expense and the hypothetical stock-based compensation expense based on the year each option in the restatement was granted. The second table, titled "Sensitivity Analysis by Option Vest Year" illustrates the actual amortization of the pre-tax stock-based compensation recognized in our consolidated financial statements and the hypothetical stock-based compensation expense in the period that the options are earned. The difference in the total compensation set forth in each table is due to stock-based compensation that will be expensed in future periods when earned.

Sensitivity Analysis by Option Grant Year

(In thousands)

Year	Pre-Tax Expense Based on Selected Revised Measurement Dates	Hypothetical Compensation Expense Based on Lowest Closing Price Within Range of Potential Alternative Measurement Dates	Hypothetical Compensation Expense Based on Highest Closing Price Within Range of Potential Alternative Measurement Dates
1995	$ 239	$ —	$ 274
1996	19,408	3,462	23,938
1997	14,959	—	19,486
1998	40,061	9,173	55,473
1999	63,867	14,708	136,265
2000	7,451	293	69,064
2001	11,630	1,428	14,522
2002	1,999	828	10,373
2003	5,829	1,897	19,009
2004	224	—	674
2005	—	—	133
Total	**$ 165,667**	**$ 31,789**	**$ 349,211**

Sensitivity Analysis by Option Vest Year

(in thousands)

Year	Pre-Tax Expense Based on Selected Revised Measurement Dates	Hypothetical Compensation Expense Based on Lowest Closing Price Within Range of Potential Alternative Measurement Dates	Hypothetical Compensation Expense Based on Highest Closing Price Within Range of Potential Alternative Measurement Dates
1996	$ 1,826	$ 322	$ 2,251
1997	6,509	943	8,199
1998	14,598	2,032	19,018
1999	24,557	4,511	35,404
2000	40,627	8,302	77,016
2001	34,926	6,718	86,136
2002	20,271	3,972	50,597
2003	12,985	2,610	37,002
2004	6,226	1,145	19,976
2005	3,142	762	8,546
Total	**$ 165,667**	**$ 31,317**	**$ 344,145**

For more information regarding the restatement see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Overview

We design, develop and market technology solutions that allow applications to be delivered, supported and shared on-demand with high performance, enhanced security and improved total cost of ownership, or TCO. We market and license our products through multiple channels such as value-added resellers, channel distributors, system integrators, independent software vendors, our Websites and original equipment manufacturers.

2006 Acquisitions

During 2006, we acquired all of the issued and outstanding capital stock of two privately held companies, Reflectent Software, Inc., a provider of solutions to monitor the real-time performance of client-server, Web and desktop applications from an end-user perspective, and Orbital Data Corporation, a provider of solutions that optimize the delivery of applications over wide area networks, collectively, the 2006 Acquisitions. The 2006 Acquisitions strengthen our Application Delivery Infrastructure products which are designed to offer comprehensive solutions across all dimensions of application delivery. The total consideration for the 2006 Acquisitions was $68.0 million comprised of cash paid of $65.1 million and other costs related primarily to estimated direct transaction costs of $2.9 million. As part of our 2006 Acquisitions, we assumed approximately 0.4 million non-vested stock-based awards upon the closing of the transactions. See Note 7 to our consolidated financial statements included elsewhere in this Annual Report for more information regarding the stock-based awards assumed. The results of operations of the 2006 Acquisitions are included as part of our results beginning after their respective dates of acquisition. Revenues from the acquired products are primarily included in our Product License revenue and Technical Services revenue in the accompanying consolidated statements of income. The sources of funds for consideration paid in these transactions consisted of available cash and investments.

Under the purchase method of accounting, the purchase price for the 2006 Acquisitions was allocated to the acquired companies' net tangible and intangible assets based on their estimated fair values as of the date of the completion of the acquisition. The allocation of the total purchase price is summarized below (in thousands):

	Purchase Price Allocation	Asset Life
Current assets	$ 5,153	
Property and equipment	1,595	Various
Other assets	4,543	
In-process research and development	1,000	
Intangible assets	20,910	3-6 years
Goodwill	44,353	Indefinite
Assets acquired	77,554	
Current liabilities assumed	(9,530)	
Net assets acquired, including direct transaction costs	$ 68,024	

Current assets acquired and current liabilities assumed in connection with the 2006 Acquisitions consisted mainly of short-term investments, accounts receivable, inventory, other accrued expenses, short-term debt and deferred revenues. Other assets consisted primarily of deferred tax assets.

Intangible assets acquired in the 2006 Acquisitions are comprised of core technologies, customer relationships, trade name and covenants not to compete. The valuation of the acquired technologies was based on the estimated discounted future cash flows associated with the acquired companies' existing products. The value of customer relationships was determined based on the acquired companies' estimated future discounted cash flows of the relationships in place after considering historical and expected buying patterns of customers, expected cash flows from current customers, the duration of support contracts and the application of charges of other contributory assets. The valuation of the trade name for the 2006 Acquisitions was determined based on assigning a royalty rate to the revenue stream that was expected from the products using the trade names. The pre-tax royalty rate was applied to the product revenue and discounted to a present value. The value of the covenants not to compete was determined by using a discounted income approach that considered the value of the agreements in place adjusted for competition, among other things. The goodwill recorded in relation to the 2006 Acquisitions was assigned to the Americas segment and is not deductible for tax purposes.

2005 Acquisitions

During 2005, we acquired all of the issued and outstanding capital stock of two privately held companies, NetScaler, Inc. and Teros, Inc., collectively, the 2005 Acquisitions, for a total of $172.8 million in cash, 6.6 million shares of our common stock valued at $154.8 million and estimated direct transaction costs of $6.2 million. We also assumed approximately $20.6 million in non-vested stock-based compensation upon the closing of the NetScaler, Inc., or NetScaler, transaction that was accounted for in accordance with FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)* and was recorded as deferred compensation in the accompanying 2005 consolidated balance sheet . The assumed awards had an excess of fair value over intrinsic value of $0.5 million, which is reflected in the total consideration for the transaction. The 2005 Acquisitions further extend our Application Delivery Infrastructure, which is designed to offer comprehensive solutions across all dimensions of application delivery. The results of operations of the acquired companies are included as part of our results beginning after their respective dates of acquisition and revenues from the acquired products are included in our

Product License revenue and Technical Services revenue in the accompanying consolidated statements of income. In connection with the 2005 Acquisitions, we allocated $230.0 million to goodwill, $40.2 million to core technology and $35.8 million to other intangible assets. We assigned all of the goodwill to our Americas segment.

2004 Acquisitions

During 2004, we acquired all of the issued and outstanding capital stock of two privately held companies, Net6, Inc., a leader in providing secure access gateways and Expertcity.com, Inc., a leader in Web-based desktop access, as well as, a leader in Web-based meeting and customer assistance services, together, the 2004 Acquisitions. The consideration for the 2004 Acquisitions was $291.0 million, comprised of $161.8 million in cash, $6.1 million of direct transaction costs and 5.8 million shares of our common stock valued at $124.8 million. The common stock valued at $124.8 million included $118.0 million related to the initial purchase price and the remaining balance is primarily related to additional common stock earned by the former stockholders of Expertcity.com, Inc. upon the achievement of certain revenue and other financial milestones during 2004 pursuant to the applicable merger agreement, which was issued in March 2005. The fair value of the common stock earned as additional purchase price consideration was recorded as goodwill on the date earned. In connection with the 2004 Acquisitions, we allocated $195.1 million to goodwill, $38.7 million to core and product technology and $32.4 million to other intangible assets. We assigned $31.7 million of the goodwill to our Americas segment and $163.4 million of the goodwill to our Citrix Online Division. The sources of funds for consideration paid in these transactions consisted of available cash and investments and our authorized common stock. There is no additional contingent consideration related to these acquisitions.

Purchase Accounting for Acquisitions

The fair values used in determining the purchase price allocation for certain intangible assets for our acquisitions were based on estimated discounted future cash flows, royalty rates and historical data, among other information. Purchased in-process research and development, or IPR&D, of $1.0 million, $7.0 million and $19.1 million was expensed immediately upon the closing of our 2006 Acquisitions, 2005 Acquisitions and 2004 Acquisitions, respectively, in accordance with FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,* due to the fact that it pertained to technology that was not currently technologically feasible, meaning it had not reached the working model stage, did not contain all of the major functions planned for the product, was not ready for initial customer testing and had no alternative future use. The fair value assigned to in-process research and development was determined using the income approach, which includes estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after-tax cash flows attributable to the projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return, which ranged from 17%–25%. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

Ardence Delaware, Inc., Acquisition

On January 5, 2007, we acquired all of the issued and outstanding capital stock of Ardence Delaware, Inc., or Ardence, a leading provider of solutions that allow IT administrators to set up and configure PCs, servers, and Web servers in real time from a centrally managed source. This acquisition strengthens our application delivery capabilities with more robust streaming and provisioning technologies that improve IT agility, increase security and reliability, and offer new options for how businesses deliver applications and desktops to end-users. The consideration paid to the stockholders of Ardence in this transaction was cash of approximately $50.6 million. In addition, we incurred approximately $2.0 million in acquisition related costs and we assumed approximately 0.2 million unvested stock-based instruments, each of which will be exercisable for the right to receive one share of our common stock upon vesting.

Xensource, Inc., Acquistion

On August 14, 2007, we signed a definitive agreement to acquire XenSource, Inc., or XenSource, a privately held leader in enterprise-grade virtual infrastructure solutions. The acquisition will move us into adjacent server and desktop virtualization markets that will allow us to extend our leadership in the broader Application Delivery Infrastructure market by adding key enabling technologies that make the end-to-end computing environment more flexible, dynamic and responsive to business change. The closing of the acquisition is targeted for the fourth quarter of 2007 and is subject to XenSource stockholder and regulatory approvals. The acquisition has received clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. We plan to fund the acquisition through the use of our available cash and stock. In accordance with the terms of the agreement, we will issue approximately 4.2 million shares of our common stock to the stockholders of XenSource and they will receive approximately $175.5 million in cash consideration. The number of shares, however, could increase to 6.5 million and the cash consideration could decrease to $92.5 million if certain conditions in the agreement are satisfied prior to the closing of the acquisition. In addition, in connection with the acquisition we will issue approximately 1.4 million unvested shares of our common stock and we will assume approximately 3.4 million stock options each of which will be exercisable for the right to receive one share of our common stock upon vesting. Transaction costs associated with the acquisition are currently estimated at $3.7 million. In addition, we estimate that we will expense approximately $8.0 to $10.0 million in IPR&D upon the closing of the transaction.

The Sevin Rosen funds, a venture capital firm, is a stockholder in XenSource. Stephen Dow, a member of our Board of Directors, is a general partner of the Sevin Rosen funds and does not directly hold any interest in XenSource. Although the Sevin Rosen funds are represented on the Board of Directors of XenSource, Mr. Dow is not a director of XenSource. Our acquisition of XenSource, if closed will provide a return to all the partners of the Sevin Rosen funds, including Mr. Dow. Subject to certain assumptions, we currently estimate that the potential allocation to Mr. Dow through the general partner entities of the Sevin Rosen funds related to the acquisition of XenSource is approximately $1.9 million. Mr. Dow has been on our Board of Directors since 1989 and currently owns 262,349 shares of our common stock. Mr. Dow did not attend the meeting at which our Board approved the transaction and recused himself from the vote to approve the transaction. Consistent with our policies and the charter of the Nominating and Corporate Governance Committee of our Board of Directors, the acquisition of XenSource was reviewed and approved by the Nominating and Corporate Governance Committee. There are no material relationships among us and XenSource or any of their respective affiliates or any of the parties to the agreement to acquire XenSource and related agreements, other than in respect of such agreements themselves and as disclosed herein.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. We base these estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, and these estimates form the basis for our judgments concerning the carrying values of assets and liabilities that are not readily apparent from other sources. We periodically evaluate these estimates and judgments based on available information and experience. Actual results could differ from our estimates under different assumptions and conditions. If actual results significantly differ from our estimates, our financial condition and results of operations could be materially impacted.

We believe that the accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve more significant judgments and estimates used in the preparation of our consolidated financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We have discussed the development, selection and application of our critical accounting policies with the Audit Committee of our Board of Directors and our independent auditors, and our Audit Committee has reviewed our disclosure relating to our critical accounting policies and estimates in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed below, are also important to understanding our consolidated financial statements. The notes to our consolidated financial statements contain additional information related to our accounting policies and should be read in conjunction with this discussion.

Revenue Recognition

The accounting related to revenue recognition in the software industry is complex and affected by interpretations of the rules and an understanding of industry practices, both of which are subject to change. As a result, revenue recognition accounting rules require us to make significant judgments. In addition, our judgment is required in assessing the probability of collection, which is generally based on evaluation of customer-specific information, historical collection experience and economic market conditions. If market conditions decline, or if the financial condition of our distributors or customers deteriorate, we may be unable to determine that collectibility is probable, and we could be required to defer the recognition of revenue until we receive customer payments.

We license most of our products bundled with a one year contract for license updates that provide the end-user with free enhancements and upgrades to the licensed product on a when and if available basis. Customers may also elect to purchase subscriptions for license updates, when not bundled with the initial product release or purchase, technical support, product training or consulting services. We allocate revenue to license updates and any other undelivered elements of the arrangement based on vendor specific objective evidence, or VSOE, of fair value of each element and such amounts are deferred until the applicable delivery criteria and other revenue recognition criteria have been met. The balance of the revenue, net of any discounts inherent in the arrangement, is recognized at the outset of the arrangement using the residual method as the product licenses are delivered. If we cannot objectively determine the fair value of each undelivered element based on the VSOE fair value, we defer revenue recognition until all elements are delivered, all services have been performed, or until fair value can be objectively determined. We must apply judgment in determining all elements of the arrangement and in determining the VSOE of fair value for each element, considering the price charged for each product or applicable renewal rates for license updates.

In the normal course of business, we do not permit product returns, but we do provide most of our distributors with stock balancing and price protection rights. Stock balancing rights permit distributors to return products to us up to the forty-fifth day of the fiscal quarter, subject to ordering an equal dollar amount of our other products prior to the last day of the same fiscal quarter. Price protection rights require that we grant retroactive price adjustments for inventories of our products held by distributors or resellers if we lower our prices for such products. We establish provisions for estimated returns for stock balancing and price protection rights, as well as other sales allowances, concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including, among other things, recent and historical return rates for both specific products and distributors, estimated distributor inventory levels by product, the impact of any new product releases and projected economic conditions. Actual product returns for stock balancing and price protection provisions incurred are, however, dependent upon future events, including the amount of stock balancing activity by our distributors and the level of distributor inventories at the time of any price adjustments. We continually monitor the factors that influence the pricing of our products and distributor inventory levels and make adjustments to these provisions when we believe actual returns and other allowances could differ from established reserves. Our ability to recognize revenue upon shipment to our distributors is predicated on our ability to reliably estimate future stock balancing returns. If actual experience or changes in market condition impairs our ability to estimate returns, we would be required to defer the recognition of revenue until the delivery of the product to the end-user. Allowances for estimated product returns amounted to approximately $1.7 million at December 31, 2006 and $2.3 million at December 31, 2005. We have not reduced and have no current plans to reduce our prices for inventory currently held by distributors or resellers. Accordingly, there were no reserves required for price protection at December 31, 2006 and December 31, 2005. We also record reductions to revenue for customer programs and incentive offerings including volume-based incentives, at the time the sale is recorded. If market conditions were to decline, we could take actions to increase our customer incentive offerings, which could result in an incremental reduction to our revenue at the time the incentive is offered.

Stock-Based Compensation

We adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123R, *Share-Based Payment* on January 1, 2006, the effective date for such adoption . Prior to January 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* , and related Interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* . We did not recognize compensation cost related to stock options granted to our employees and non-employee directors that had an exercise price equal to or above the market value of the underlying common stock on the date of grant in our consolidated statement of income prior to January 1, 2006. We elected to adopt SFAS No. 123R using the modified-prospective method, under which compensation cost, based on the requirements of SFAS No. 123R, is recognized beginning with the effective date for all stock-based awards granted to employees after the effective date and prior to the effective date that remain unvested as of the effective date. In addition, under the modified-prospective method prior periods are not revised for comparative purposes. Under the fair value recognition provisions of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

We currently use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, the expected term of the award, the risk-free interest rate and any expected dividends.

For purposes of determining the expected volatility factor, we considered the implied volatility in two-year market-traded options on our common stock based on third party volatility quotes in accordance with the provisions of Staff Accounting Bulletin, or SAB, No. 107. Our decision to use implied volatility was based upon the availability of actively traded options on our common stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. The expected term of our options is based on historical and projected employee exercise patterns. We also analyzed our historical pattern of option exercises based on certain demographic characteristics and we determined that there were no meaningful differences in option exercise activity based on the demographic characteristic. The approximate risk free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term on our options. We do not intend to pay dividends on our common stock in the foreseeable future and, accordingly, we used a dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards, including those with graded vesting schedules, are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. Beginning in 2006, we began issuing non-vested stock units and non-vested stock with performance goals to certain senior members of management. The number of non-vested stock units or non-vested stock underlying each award may be determined based on a range of attainment within defined performance goals. We are required to estimate the attainment that will be achieved related to the defined performance goals and number of non-vested stock units or non-vested stock that will ultimately be awarded in order to recognize compensation expense over the vesting period. If our initial estimates of performance goal attainment change, the related expense may fluctuate from quarter to quarter based on those estimates and if the performance goals are not met, no compensation cost will be recognized and any previously recognized compensation cost will be reversed. As of December 31, 2006, there was $64.8 million of total unrecognized compensation cost related to options, non-vested stock and non-vested stock units. That cost is expected to be recognized over a weighted-average period of 1.92 years.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods or if we decide to use a different valuation model, the stock-based compensation expense we recognize in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and earnings per share. This may result in a lack of consistency in future periods and materially affect the fair value estimate of stock-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. These characteristics are not present in our option grants and employee stock purchase plan shares. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire with little or no intrinsic value compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, the value realized from these instruments may be significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values. The guidance in SFAS No. 123R and SAB No. 107 is relatively new from an application perspective and the application of these principles may be subject to further interpretation and refinement over time. See Notes 3 and 7 to our consolidated financial statements included elsewhere in this Annual Report for further information regarding our adoption of SFAS No. 123R.

For information regarding our Audit Committee's voluntary, independent review of our historical stock option granting practices and the related accounting see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Core and Product Technology Assets

We review acquired core and product technology assets for impairment on a periodic basis by comparing the estimated net realizable value to the unamortized cost of the technology. We have acquired our core and product technology assets from our business combinations and other third party agreements. The recoverability of these technologies is primarily dependent upon our ability to commercialize products utilizing these technologies. The estimated net realizable value of the purchased technology is based on the estimated undiscounted future cash flows derived from such technology. Our assumptions about future revenues and expenses require significant judgment associated with the forecast of the performance of our products. Actual revenues and costs could vary significantly from these forecasted amounts. As of December 31, 2006, the estimated undiscounted future cash flows expected from core and product technology assets from these acquisitions is sufficient to recover their carrying value. If these products are not ultimately accepted by our customers and distributors, and there is no alternative future use for the technology, we could determine that some or all of their remaining $81.8 million carrying value is impaired. In the event of impairment, we would record an impairment charge to earnings that could have a material adverse effect on our results of operations.

Goodwill

At December 31, 2006, we had $631.7 million in goodwill primarily related to our acquisitions. The goodwill recorded in relation to these acquisitions is not deductible for tax purposes. We operate in a single industry segment consisting of the design, development and marketing of technology solutions that deliver applications on-demand. Our revenues are derived from sales of our Application Delivery Infrastructure products and related technical services in the Americas, Europe, the Middle East and Africa, or EMEA, and Asia-Pacific regions and from online services sold by our Citrix Online Division. These three geographic regions and the Citrix Online Division constitute our reportable segments. See Note 13 to our consolidated financial statements included elsewhere in this Annual Report for additional information regarding our reportable segments. We evaluate goodwill along these segments, which represent our reporting units. Substantially all of our goodwill at December 31, 2006 was associated with our Americas and Online Services reportable segments. Excluding goodwill, we have no intangible assets deemed to have indefinite lives.

We use judgment in assessing goodwill for impairment. Goodwill is reviewed for impairment annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Fair values are based on discounted cash flows using a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we completed the required annual impairment tests of goodwill as of December 31, 2006. There were no impairment charges recorded as a result of our annual impairment tests. Due to uncertain market conditions and potential changes in our strategy, product portfolio or reportable segments, it is possible that the forecasts we use to support our goodwill could change in the future, which could result in non-cash charges that would adversely affect our results of operations and financial condition.

Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate as part of the process of preparing our consolidated financial statements. At December 31, 2006, we have approximately $94.3 million in current and long-term deferred tax assets. SFAS No. 109, *Accounting for Income Taxes,* requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We review deferred tax assets periodically for recoverability and make estimates and judgments regarding the expected geographic sources of taxable income, gains from investments, as well as tax planning strategies in assessing the need for a valuation allowance. At December 31, 2006, we determined that a valuation allowance of approximately $1.3 million relating to foreign tax credit carryovers was necessary to reduce our deferred tax assets to the amount that will more likely than not be realized. If the estimates and assumptions used in our determination change in the future, we could be required to revise our estimates of the valuation allowances against our deferred tax assets and adjust our provisions for additional income taxes.



In the ordinary course of global business, there are transactions for which the ultimate tax outcome is uncertain, thus judgment is required in determining the worldwide provision for income taxes. We provide for income taxes on transactions based on our estimate of the probable liability. We adjust our provision as appropriate for changes that impact our underlying judgments. Changes that impact provision estimates include such items as jurisdictional interpretations on tax filing positions based on the results of tax audits and general tax authority rulings. Due to the evolving nature of tax rules combined with the large number of jurisdictions in which we operate, it is possible that our estimates of our tax liability and the realizability of our deferred tax assets could change in the future, which may result in additional tax liabilities and adversely affect our results of operations, financial condition and cash flows.

The following discussion relating to the individual financial statement captions, our overall financial performance, operations and financial position should be read in conjunction with the factors and events described in "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview" which could impact our future performance and financial position.

Results of Operations

Our operations consist of the design, development and marketing of technology solutions that deliver applications on-demand with high performance, enhanced security and improved TCO. We market and license our products through multiple channels such as value added resellers, channel distributors, system integrators, independent software vendors, our Websites and original equipment manufacturers.

Our cost of services revenues and operating expenses increased for 2006 when compared to 2005 due to the recognition of stock-based compensation expense related to our adoption of SFAS No. 123R. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates" and Notes 3 and 7 to our consolidated financial statements included elsewhere in this Annual Report for more information related to our adoption of SFAS No. 123R.

The following table sets forth our consolidated statements of income data and presentation of that data as a percentage of change from period-to-period.

(In thousands)	Year Ended December 31, 2006	2005[a] (Restated)	2004[a] (Restated)	2006 Compared to 2005	2005 Compared to 2004
Revenues:					
Product licenses	**$ 488,487**	$ 409,435	$ 369,826	19.3%	10.7%
License updates	**405,756**	331,102	271,547	22.5	21.9
Online services	**148,795**	99,097	44,101	50.2	124.7
Technical services	**91,281**	69,088	55,683	32.1	24.1
Total net revenues	**1,134,319**	908,722	741,157	24.8	22.6
Cost of revenues:					
Cost of product license revenues	**32,911**	14,404	3,824	128.5	276.7
Cost of services revenues	**46,585**	26,929	16,705	73.0	61.2
Amortization of product related intangible assets	**19,202**	16,766	6,127	14.5	173.6
Total cost of revenues	**98,698**	58,099	26,656	69.9	118.0
Gross margin	**1,035,621**	850,623	714,501	21.7	19.1
Operating expenses:					
Research and development	**155,331**	108,751	86,654	42.8	25.5
Sales, marketing and support	**480,343**	394,153	337,777	21.9	16.7
General and administrative	**178,669**	125,425	105,799	42.5	18.6
Amortization of other intangible assets	**16,934**	11,622	6,204	45.7	87.3
In-process research and development	**1,000**	7,000	19,100	(85.7)	(63.4)
Total operating expenses	**832,277**	646,951	555,534	28.6	16.5
Income from operations	**203,344**	203,672	158,967	(0.2)	28.1
Interest income	**41,210**	23,614	14,274	74.5	65.4
Interest expense	**(927)**	(2,426)	(4,537)	(61.8)	(46.5)
Write-off of deferred debt issuance costs	**—**	—	(7,219)	*	*
Other (expense) income, net	**(546)**	(506)	2,851	7.9	(117.7)
Income before income taxes	**243,081**	224,354	164,336	8.3	36.5
Income taxes	**60,084**	58,745	33,049	2.3	77.8
Net income	**$ 182,997**	$ 165,609	$ 131,287	10.5	26.1

**not meaningful.*

(a) See Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Revenues.

Net revenues include the following categories: Product Licenses, License Updates, Online Services and Technical Services. Product Licenses primarily represent fees related to the licensing of our Application Virtualization products, which primarily consists of our Access Suite products, including Presentation Server, Access Essentials and Password Manager; our Application Networking products, which are comprised of NetScaler products, SSL Access Gateway products, Application Firewall products and WANScaler products; and our other products, which include our EdgeSight, Application Gateway and in 2007 our Ardence products. In addition, we offer incentive programs to our channel distributors and value-added resellers to stimulate demand for our products. Revenues associated with these programs are partially offset by these incentives to our channel distributors and value-added resellers. Our Application Virtualization Product License revenue accounted for approximately 81.0% of our Product License revenue for the year ended December 31, 2006, 93.2% of our Product License revenue for the year ended December 31, 2005 and 99.9% of our Product License revenue for the year ended December 31, 2004. The decrease in our Application Virtualization Product License revenue as a percent of our total Product License revenue when comparing the year ended December 31, 2006 to the year ended December 31, 2005 is primarily due to the full year impact and increased sales of our Application Networking products, including the addition of our WANScaler products in 2006, and to a lesser extent, the addition of our EdgeSight products in 2006. During 2007, we expect our Application Virtualization Product License revenue to continue to decrease as a percent of our total Product License revenue due to expected increases in sales of our Application Networking products, EdgeSight products and our newly acquired Ardence products. License Updates consist of fees related to our Subscription Advantage program that are recognized ratably over the term of the contract, which is typically 12 to 24 months. Subscription Advantage is an annual renewable program that provides subscribers with automatic delivery of software upgrades, enhancements and maintenance releases when and if they become available during the term of the subscription. We anticipate that Subscription Advantage will continue to be of strategic importance to our business throughout 2007 because it fosters long-term customer relationships and gives us improved visibility and predictability due to the recurring nature of this revenue stream. Online Services revenues consist primarily of fees related to online service agreements and are recognized ratably over the contract term. Technical Services revenues are comprised of fees from technical support services which are recognized ratably over the contract term, as well as, revenues from product training and certification, and consulting services revenue related to implementation of our products, which is recognized as the services are provided.

	Year Ended December 31,			2006 Compared to 2005	2005 Compared to 2004
(In thousands)	**2006**	2005	2004		
Revenues:					
Product licenses	**$ 488,487**	$ 409,435	$ 369,826	$ 79,052	$ 39,609
License updates	**405,756**	331,102	271,547	74,654	59,555
Online services	**148,795**	99,097	44,101	49,698	54,996
Technical services	**91,281**	69,088	55,683	22,193	13,405
Total net revenues	**$ 1,134,319**	$ 908,722	$ 741,157	$ 225,597	$ 167,565

Product License revenue increased during 2006 when compared to 2005 primarily due to the full year impact and increased sales of our Application Networking products and, to a lesser extent, increased sales of our Application Virtualization products. License Updates revenue increased during 2006 when compared to 2005 primarily due to a larger base of subscribers and increasing renewals related to our Subscription Advantage program. Online Services revenue increased during 2006 when compared to 2005 primarily due to increased customer adoptions and renewals of our Online Services products. Technical Services revenue increased during 2006 when compared to 2005 primarily due to the full year impact and increased sales of support and services related to our Application Networking products and an increase in sales of services and support related to the implementation of our Application Virtualization products. We currently anticipate that our Application Virtualization Product License revenue will be flat to slightly down when comparing the first quarter of 2007 to the fourth quarter of 2006; however, for fiscal year 2007, we expect Product License revenue to increase overall primarily due to expected growth from sales of our Application Networking products, and to a lesser extent, growth from our Application Virtualization products. We also anticipate that License Updates revenue will increase in 2007 due primarily to increased renewals and continued growth in our installed customer base. Online Services revenues are also expected to increase in 2007.

Product License revenue increased during 2005 when compared to 2004 primarily due to increased sales of our Application Networking products which were acquired in our 2005 and 2004 Acquisitions and increased sales of our Application Virtualization products. License Updates revenue increased during 2005 when compared to 2004 primarily due to a larger base of subscribers and increasing renewals related to our Subscription Advantage program. Online Services revenue increased during 2005 when compared to 2004 primarily due to continued acceptance of our new and existing online services products. Technical Services revenue increased during 2005 when compared to 2004 primarily due to increased sales of consulting services related to implementation of our products and, to a lesser extent, services related to our Application Networking products.

Deferred revenues are primarily comprised of License Updates revenue from our Subscription Advantage product, Online Services revenues from annual service agreements for our online services products and Technical Services revenues related to our support services and consulting contracts. Deferred revenues increased approximately $70.3 million as of December 31, 2006 compared to December 31, 2005 is primarily due to increased renewals of Subscription Advantage product, increased sales of our online service agreements and, to a lesser extent, sales of services related to our Application Virtualization and Application Networking products. We currently expect deferred revenue to continue to increase in 2007.

We do not believe that backlog, as of any particular date, is a reliable indicator of future performance. While it is generally our practice to promptly ship our products upon receipt of properly finalized purchase orders, we sometimes have product license orders that have not shipped or have otherwise not met all the required criteria for revenue recognition. Although the amount of such product license orders may vary, the amount, if any, of such product license orders at the end of a particular period has not been material to total revenue at the end of the same period.

International Revenues

International revenues (sales outside the United States) accounted for approximately 47.4% of our net revenues for the year ended December 31, 2006, 50.0% of our net revenues for the year ended December 31, 2005 and 53.2% for the year ended December 31, 2004. The decrease in international revenue as a percent of net revenues for the year ended December 31, 2006 compared to the year ended December 31, 2005 is primarily due to increased performance in the United States, increased sales performance and growth in our online services products and Application Networking products, which are currently primarily comprised of domestic revenues. For detailed information on international revenues, please refer to Note 13 to our consolidated financial statements included elsewhere in this Annual Report.

Segment Revenues

An analysis of our reportable segment net revenue is presented below:

(In thousands)	Year Ended December 31, 2006	2005	2004	Revenue Growth 2005 to 2006	Revenue Growth 2004 to 2005
Americas[1]	**$ 499,278**	$ 397,233	$ 335,436	25.7%	18.4%
EMEA[2]	**391,650**	334,900	293,690	16.9	14.0
Asia-Pacific	**94,596**	77,492	67,930	22.1	14.1
Citrix Online Division	**148,795**	99,097	44,101	50.2	124.7
Consolidated net revenues	**$ 1,134,319**	$ 908,722	$ 741,157	24.8	22.6

(1) Our Americas segment is comprised of the United States, Canada and Latin America.

(2) Defined as Europe, Middle East and Africa.

With respect to our segment revenues, the increase in net revenues for the comparative periods presented was due primarily to the factors previously discussed across our reportable segments. For additional information on our segment revenues, please refer to Note 13 of our consolidated financial statements included elsewhere in this Annual Report.

Cost of Revenues

(In thousands)	Year Ended December 31, 2006	2005 (a) (Restated)	2004 (a) (Restated)	2006 Compared to 2005	2005 Compared to 2004
Cost of product license revenues	**$ 32,911**	$ 14,404	$ 3,824	$ 18,507	$ 10,580
Cost of services revenues	**46,585**	26,929	16,705	19,656	10,224
Amortization of product related intangible assets	**19,202**	16,766	6,127	2,436	10,639
Total cost of revenues	**$ 98,698**	$ 58,099	$ 26,656	$ 40,599	$ 31,443

(a) See Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Cost of product license revenues consists primarily of hardware, product media and duplication, manuals, packaging materials, shipping expense, server capacity costs and royalties. Cost of services revenue consists primarily of compensation and other personnel-related costs of providing technical support, consulting, as well as the costs related to our online services. Also included in cost of revenues is amortization of product related intangible assets. Cost of product licenses revenues increased during 2006 when compared to 2005 primarily due to increased sales and the full year impact of the acquisition of our Application Networking products which contain hardware components that have a higher cost than our other software products. Cost of services revenues increased during 2006 compared to 2005 primarily due to an increase in support and increased sales of our educational and consulting services related to our Application Virtualization products, increases in sales of our online services products, the full year impact and increased sales of support and educational services related to our Application Networking products and the impact of stock-based compensation expenses related to our adoption of SFAS No 123R. Amortization of product related intangible assets increased during 2006 as compared to 2005 primarily due to amortization of product related intangible assets acquired in acquisitions. For more information regarding our acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview" and Note 4 to our consolidated financial statements included elsewhere in this Annual Report. We anticipate that in 2007, cost of product license revenues will continue to increase as compared to current levels as we currently expect sales of our Application Networking products, which have a hardware component, to increase. In addition, in 2007, we expect our cost of services revenues to increase due to increased sales of our online services products and an increase in technical support costs and increased sales of services as we grow our customer base, have more frequent product releases and more complex products.

Cost of product licenses revenues increased during 2005 as compared to 2004 due primarily to sales of our Application Networking products, which contain hardware components that have a higher cost than our other software products. Cost of services revenues increased during 2005 compared to 2004 primarily due to increased sales in our Online Services products due to continued acceptance of our new and existing online products and, to a lesser extent, due to increased sales of consulting and technical support services related to our Application Virtualization products and sales of services related to our Application Networking products. Amortization of product related intangible assets increased during 2005 as compared to 2004 primarily due to amortization related to core and product technology acquired in acquisitions. The increase in amortization of product related intangible assets was partially offset by other core and product technology assets becoming fully amortized during the year.

Gross Margin

Gross margin as a percent of revenue was 91.3% for 2006, 93.6% for 2005 and 96.4% for 2004. The decrease in gross margin as a percentage of net revenue for all periods presented was primarily due to the increase in cost of revenues as discussed above. We currently expect that our gross margin will continue to trend slightly downwards in 2007 due to the factors discussed above under Cost of Revenues.

Research and Development Expenses

	Year Ended December 31,			2006	2005
(In thousands)	**2006**	2005[a]	2004[a]	Compared to 2005	Compared to 2004
		(Restated)	(Restated)		
Research and development	**$ 155,331**	$ 108,751	$ 86,654	$ 46,580	$ 22,097

(a) See Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Research and development expenses consisted primarily of personnel-related costs. We expensed substantially all development costs included in the research and development of our products and new functionality added to our existing products as incurred except for certain core technologies with alternative future uses. Research and development expenses increased during 2006 as compared to 2005 primarily due to an increase in staffing and related personnel costs due to the full year impact of our 2005 Acquisitions, our 2006 Acquisitions, continued investments in our business including the hiring of personnel, and additional compensation expense related to the adoption of SFAS No. 123R. Excluding the effects of any pending acquisitions, we expect research and development expenses to increase in 2007 due to the acquisition of Ardence in January 2007 and continued investments in our business including the hiring of personnel. For more information regarding our acquisitions see, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview" and Notes 4 and 18 to our consolidated financial statements included elsewhere in this Annual Report.

Research and development expenses increased during 2005 compared to 2004 primarily due to an increase in staffing and related personnel costs due to the Net6 and the 2005 Acquisitions, and to a lesser extent, increased staffing and personnel costs related to our Application Virtualization products.

Sales, Marketing and Support Expenses

(In thousands)	Year Ended December 31, 2006	2005[a] (Restated)	2004[a] (Restated)	2006 Compared to 2005	2005 Compared to 2004
Sales, marketing and support	**$ 480,343**	$ 394,153	$ 337,777	$ 86,190	$ 56,376

(a) See Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Sales, marketing and support expenses consisted primarily of personnel-related costs, including sales commissions, and the costs of marketing programs aimed at increasing revenue, such as advertising, trade shows, public relations and other market development programs. Sales, marketing and support expenses increased during 2006 compared to 2005 primarily due to an increase in headcount and the associated increase in salaries, commissions and other variable compensation and employee related expenses, the full year impact of our 2005 Acquisitions and the impact of our 2006 Acquisitions, additional compensation costs related to our adoption of SFAS No. 123R and an increase in marketing program costs related to our worldwide advertising campaigns. During 2006, we increased our utilization of personnel for revenue generating activities during 2006 as compared to 2005, which is reflected as cost of service revenues rather than sales, marketing and support expenses. Excluding the effects of any pending acquisitions, in 2007, we expect sales, marketing and support expenses to increase moderately due to the acquisition of Ardence in January 2007, the full period impact of our 2006 Acquisitions and increased compensation costs as we continue to make investments in our business and hire personnel. For more information regarding our acquisitions see, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview" and Notes 4 and 18 to our consolidated financial statements included elsewhere in this Annual Report.

Sales, marketing and support expenses increased during 2005 compared to 2004 primarily due to an increase in headcount and the associated increase in salaries, commissions and other variable compensation and employee related expenses, as well as an increase in staffing and related personnel costs due to the 2005 Acquisitions and, to a lesser extent, the full year impact of our 2004 Acquisitions. Additionally, we increased our utilization of personnel for revenue generating activities for the year ended December 31, 2005 as compared to the year ended December 31, 2004, which is reflected as cost of service revenues rather than sales, marketing and support expenses.

General and Administrative Expenses

(In thousands)	Year Ended December 31, 2006	2005[a] (Restated)	2004[a] (Restated)	2006 Compared to 2005	2005 Compared to 2004
General and administrative	**$ 178,669**	$ 125,425	$ 105,799	$ 53,244	$ 19,626

(a) See Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

General and administrative expenses consisted primarily of personnel-related related costs and expenses related to outside consultants assisting with regulatory compliance and information systems, as well as, auditing and legal fees. General and administrative expenses increased during 2006 compared to 2005 primarily due to increases in auditing, consulting and legal fees primarily related to the investigation of our historical stock option granting practices and the associated restatements of our prior consolidated financial statements, as well as additional compensation costs related to the adoption of SFAS No. 123R, an increase in headcount and the associated salaries and employee related expenses, and the full year impact of our 2005 Acquisitions and, to a lesser extent, the impact of our 2006 Acquisitions. Excluding the effects of any pending acquisitions, we expect general and administrative expenses to increase in 2007 due to costs related to the investigation of our historical stock option granting practices and the associated restatements of our prior consolidated financial statements, the acquisition of Ardence in January 2007 and continued investments to support our future growth. For more information regarding our acquisitions see, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview" and Notes 4 and 18 to our consolidated financial statements included elsewhere in this Annual Report and for more information regarding the investigation of our historical stock option granting practices and the associated restatements of our prior financial statements, see Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2006.

General and administrative expenses increased for the year ended December 31, 2005 compared to the year ended December 31, 2004, primarily due to an increase in headcount, associated salaries and employee related expenses, an increase in staffing and employee related expenses due to the 2005 Acquisitions and, to a lesser extent, the full year impact of our 2004 Acquisitions.

Amortization of Other Intangible Assets

(In thousands)	Year Ended December31, **2006**	2005	2004	2006 Compared to 2005	2005 Compared to 2004
Amortization of the other intangible assets	**$ 16,934**	$ 11,622	$ 6,204	$ 5,312	$ 5,418

Amortization of other intangible assets increased during 2006 as compared to 2005 due to an increase in amortization expense related to certain finite intangible assets acquired in our acquisitions. Amortization of other intangible assets increased during 2005 as compared to 2004 primarily due to an increase in certain acquired finite-lived intangible assets. As of December 31, 2006, we had unamortized other identified intangible assets with estimable useful lives in the net amount of $40.0 million. We currently expect amortization expense to increase during 2007 as a result of our acquisitions. For more information regarding our acquisitions see, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview" and Notes 4 and 18 to our consolidated financial statements included elsewhere in this Annual Report.

In-Process Research and Development

(In thousands)	Year Ended December31, **2006**	2005	2004	2006 Compared to 2005	2005 Compared to 2004
In-process research and development	**$ 1,000**	$ 7,000	$ 19,100	$ (6,000)	$ (12,100)

In 2006, $1.0 million of the purchase price paid for our 2006 Acquisitions was allocated to IPR&D, in 2005, $7.0 million of the purchase price paid for our 2005 Acquisitions was allocated to IPR&D, and in 2004, $19.1 million of the purchase price paid for our 2004 Acquisitions was allocated to IPR&D. The amounts allocated to IPR&D in our acquisitions had not yet reached technological feasibility, had no alternative future use and were written-off at the date of the acquisitions in accordance with FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method* . For more information regarding the acquisitions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview" and Note 4 to our consolidated financial statements.

Our efforts with respect to the acquired technologies currently consist of design and development that may be required to support the release of the technologies into updated versions of existing service offerings and potentially new product and service offerings related to our NetScaler, Access Gateway and our Online Services products. We currently expect that we will successfully develop new products or services utilizing the acquired in-process technology, but there can be no assurance that commercial viability of future product or service offerings will be achieved. Furthermore, future developments in the software industry, changes in technology, changes in other products and offerings or other developments may cause us to alter or abandon product plans. Failure to complete the development of projects in their entirety, or in a timely manner, could have a material adverse impact on our financial condition and results of operations.

The fair value assigned to IPR&D was based on valuations prepared using methodologies and valuation techniques consistent with those used by independent appraisers. All fair values were determined using the income approach, which includes estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after-tax cash flows attributable to the projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return, which ranged from 17% to 25%. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

Interest Income

	Year Ended December31,			2006	2005
(In thousands)	**2006**	2005	2004	Compared to 2005	Compared to 2004
Interest Income	**$ 41,210**	$ 23,614	$ 14,274	$ 17,596	$ 9,340

Interest income increased during 2006 as compared to 2005 due to higher interest rates earned on overall higher average cash, cash equivalent and investment balances that resulted primarily from increased proceeds received from employee stock-based compensation plans, a decrease in cash spent for acquisitions and an increase in cash from operations, partially offset by increased spending on stock repurchases, an increase in net payments made on our debt and an increase in capital expenditures. Interest income increased during 2005 as compared to 2004 due to higher interest rates earned on overall higher average cash, cash equivalent and investment balances that resulted primarily from cash from operations, increased proceeds received from employee stock-based compensation plans, partially offset by increased spending on stock repurchases and acquisitions. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview" and "— Liquidity and Capital Resources" and Note 4 to our consolidated financial statements included elsewhere in this Annual Report.

Interest Expense

(In thousands)	Year Ended December 31, 2006	2005(a)	2004(a)	2006 Compared to 2005	2005 Compared to 2004
		(Restated)	(Restated)		
Interest Expense	**$ 927**	$ 2,426	$ 4,537	$ (1,499)	$ (2,111)

(a) See Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Interest expense decreased during 2006 compared to 2005 primarily due to the repayment of our term loan facility, or the Term Loan, in February 2006. Interest expense decreased during 2005 as compared to 2004 primarily due to the redemption of our convertible subordinated debentures on March 22, 2004. This decrease was partially offset by interest expense incurred in 2005 related to amounts drawn during the year on our senior revolving credit facility, or the Credit Facility, and the Term Loan. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

Write-off of Deferred Debt Issuance Costs

(In thousands)	Year Ended December 31, 2006	2005	2004	2006 Compared to 2005	2005 Compared to 2004
Write-off of deferred debt issuance costs	**$ —**	$ —	$ 7,219	$ —	$ (7,219)

In 2004, we incurred a charge of approximately $7.2 million for our remaining prepaid issuance costs as a result of the redemption of our convertible subordinated debentures. For more information on our convertible subordinated debentures see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity" and Note 9 to our consolidated financial statements included elsewhere in this Annual Report.

Other (Expense) Income, Net

(In thousands)	Year Ended December 31, 2006	2005(a)	2004(a)	2006 Compared to 2005	2005 Compared to 2004
		(Restated)	(Restated)		
Other (expense) income, net	**$ (546)**	$ (506)	$2,851	$ (40)	$ (3,357)

(a) See Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Other (expense) income, net is primarily comprised of remeasurement and foreign currency transaction gains (losses), other-than-temporary declines in the value of our equity investments and debt instruments and realized gains (losses) on the sale of available-for-sale investments. Other (expense) income remained relatively flat when comparing 2006 to 2005. The decrease in other (expense) income, net during 2005 as compared to 2004 was due primarily to losses on the remeasurement of our foreign currency transactions partially offset by realized gains on the sale of certain of our investments.

Income Taxes

On October 22, 2004, the American Jobs Creation Act, or the AJCA, was signed into law. The AJCA provided for an 85% dividends received deduction on dividend distributions of foreign earnings to a U.S. taxpayer, if certain conditions are met. During the second quarter of fiscal 2005, we completed our evaluation of the effects of the repatriation provision of the AJCA and our Chief Executive Officer and Board of Directors approved our dividend reinvestment plan, or DRP, under the AJCA. During 2005, we repatriated approximately $503.0 million of certain foreign earnings, of which $500.0 million qualified for the 85% dividends received deduction. During 2005, we recorded an estimated tax provision of approximately $24.4 million related to the repatriation. Additionally, during 2005, we recorded the reversal of approximately $8.8 million for income taxes on certain foreign earnings for which a deferred tax liability had been previously recorded.

We maintain certain operational and administrative processes in overseas subsidiaries and its foreign earnings are taxed at lower foreign tax rates. Other than the one-time repatriation provision under the AJCA described above, we do not expect to remit earnings from our foreign subsidiaries.

We establish tax reserves when, despite our belief that our tax return positions are fully supportable, certain of these positions may be challenged. While it is often difficult to predict whether we will prevail, we believe that our tax reserves reflect the probable outcome of known contingencies. As such, included in our effective tax rate for the year ended December 31, 2006 is the reduction of approximately $14.2 million in tax reserves related to the conclusion of an Internal Revenue Service examination for the 2001 tax year and the expiration of a statute of limitations for the 2002 tax year partially offset by an additional tax reserve of approximately $13.0 million related to uncertainties arising in the third quarter of 2006. The net effect of these contingencies, primarily relating to the taxability of transactions between entities of the consolidated company, did not have a material impact on our effective tax rate for the year ended December 31, 2006.

In 2006, our effective tax rate decreased to approximately 24.7% from 26.2% primarily due to the tax impact of the dividend repatriated under the AJCA in 2005 partially offset by the tax effects of our adoption of SFAS No. 123R. In 2005, our effective tax rate increased to 26.2% from 20.1% in 2004, primarily due to the tax impact of the dividend repatriated under the AJCA. Our effective tax rate may fluctuate throughout 2007 based on a number of factors including variations in estimated taxable income in our geographic locations, completed and potential acquisitions, our adoption of FASB Interpretation, or FIN, No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,* the effects of SFAS No. 123R and changes in statutory tax rates, among others.

Liquidity and Capital Resources

During 2006, we generated positive operating cash flows of $328.7 million. These cash flows related primarily to net income of $183.0 million, adjusted for, among other things, non-cash charges, including depreciation and amortization of $63.6 million, stock-based compensation expense of $61.6 million and the tax effect on stock-based compensation of $40.6 million. These cash inflows are partially offset by an operating cash outflow of $51.9 million related to the excess tax benefit due to the exercise of stock-based awards and a deferred income tax benefit of $4.4 million. Also attributed to these cash inflows is an aggregate increase in cash flow from our operating assets and liabilities of $24.6 million, net of the effects of acquisitions. Our investing activities used $437.3 million of cash consisting primarily of the net purchases after reinvestment, from sales and maturities of our available-for-sale investments of $323.7 million. These cash outflows also consisted of cash paid for the 2006 Acquisitions, net of cash acquired, of $61.5 million and the expenditure of $52.1 million for the purchase of property and equipment. Our financing activities used cash of $26.4 million primarily related to $274.2 million of cash paid under our stock repurchase programs and $34.9 million paid on our debt. These cash outflows are partially offset by $230.7 million in proceeds received from employee stock compensation plans and $51.9 million related to excess tax benefits from the exercise of stock-based awards.

During 2005, we generated positive operating cash flows of $293.1 million. These cash flows related primarily to net income of $165.6 million, adjusted for, among other things, tax effect of stock-based compensation of $35.0 million, depreciation and amortization of $50.4 million, stock-based compensation expense of $7.4 million, the write-off of in-process research and development associated with the 2005 Acquisitions of $7.0 million and provision for product returns of $6.0 million. Also attributed to these cash inflows is an aggregate increase in cash flow from our operating assets and liabilities of $35.9 million partially offset by a deferred income tax benefit of $14.8 million. Our investing activities provided $160.3 million of cash consisting primarily of the net proceeds, after reinvestment, from sales and maturities of our available-for-sale investments of $355.0 million. These cash inflows are partially offset by cash paid for the 2005 Acquisitions, net of cash acquired, of $168.3 million and the expenditure of $26.4 million for the purchase of property and equipment. Our financing activities used cash of $42.9 million related to $174.4 million of cash paid under our stock repurchase programs partially offset by $101.6 million in proceeds received from employee stock compensation plans and $29.9 million in net proceeds from our Credit Facility and Term Loan, net of financing fees.

Historically, significant portions of our cash inflows were generated by our operations. We currently expect this trend to continue throughout 2007. We believe that our existing cash and investments together with cash flows expected from operations will be sufficient to meet expected operating and capital expenditure requirements for the next 12 months. We continue to search for suitable acquisition candidates and could acquire or make investments in companies we believe are related to our strategic objectives. We could from time to time seek to raise additional funds through the issuance of debt or equity securities for larger acquisitions.

Cash and Investments

(In thousands)	Year Ended December 31, 2006	2005	2006 Compared to 2005
Cash and investments	**$ 743,381**	$ 554,221	$ 189,160

The increase in cash and investments at December 31, 2006 as compared to December 31, 2005, is primarily due to increased proceeds received from employee stock-based compensation plans, a decrease in cash spent for acquisitions and an increase in cash provided by operations, partially offset by increased spending on stock repurchases, an increase in net payments made on our debt and an increase in capital expenditures. We generally invest our cash and cash equivalents in investment grade, highly liquid securities to allow for flexibility in the event of immediate cash needs. Our short-term and long-term investments primarily consist of interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and Note 5 to our consolidated financial statements included elsewhere in this Annual Report for further information.

Restricted Cash Equivalents and Investments

(In thousands)	Year Ended December 31, 2006	2005	2006 Compared to 2005
Restricted cash equivalents and investments	**$ 63,815**	$ 63,728	$ 87

Restricted cash equivalents and investments as of December 31, 2006 and 2005 are primarily comprised of approximately $62.8 million in investment securities and cash equivalents pledged as collateral for specified obligations under our synthetic lease arrangement. We maintain the ability to manage the composition of the restricted cash equivalents and investments within certain limits and to withdraw and use excess investment earnings from the pledged collateral for operating purposes. For further information regarding our synthetic lease, see Note 11 to our consolidated financial statements included elsewhere in this Annual Report.

Accounts Receivable, Net

(In thousands)	Year Ended December 31, 2006	2005	2006 Compared to 2005
Accounts receivable	**$ 209,011**	$ 146,397	$ 62,614
Allowance for returns	**(1,667)**	(2,332)	665
Allowance for doubtful accounts	**(2,370)**	(2,050)	(320)
Accounts receivable, net	**$ 204,974**	$ 142,015	$ 62,959

The increase in accounts receivable at December 31, 2006 compared to December 31, 2005 was primarily due to an increase in sales, particularly in the last month of 2006 compared to the last month of 2005. Our allowance for returns decreased during 2006 as compared to 2005. The activity in our allowance for returns was comprised of $5.3 million in credits issued for stock balancing rights during 2006 partially offset by $4.6 million of provisions for returns recorded during 2006. Our allowance for doubtful accounts remained relatively flat when comparing 2006 to 2005. The activity in our allowance for doubtful accounts was comprised of an additional $2.0 million of provisions for doubtful accounts recorded during the year and $0.1 million of provisions for doubtful accounts associated with accounts receivable acquired in our 2006 Acquisitions partially offset by $1.7 million of uncollectible accounts written off, net of recoveries. From time to time, we could maintain individually significant accounts receivable balances from our distributors or customers, which are comprised of large business enterprises, governments and small and medium-sized businesses. If the financial condition of our distributors or customers deteriorates, our operating results could be adversely affected. At December 31, 2006 and 2005, no distributor or customer accounted for more than 10% of our accounts receivable. For more information regarding significant customers see Note 13 to our consolidated financial statements included elsewhere in this Annual Report.

Credit Facility and Term Loan

Effective on August 9, 2005, we entered into the Credit Facility with a group of financial institutions, or the Lenders. Effective September 27, 2006, we entered into an amendment and restatement of the Credit Facility, or the Amendment. The Amendment decreased the overall range of interest we will pay on amounts outstanding on the Credit Facility and lowered the facility fee. In addition, the Amendment extended the term of the Credit Facility. The Credit Facility, as amended, allows us to increase the revolving credit commitment up to a maximum aggregate revolving credit commitment of $175.0 million. The Credit Facility, as amended, currently provides for a revolving line of credit that will expire on September 27, 2011 in the aggregate amount of $100.0 million, subject to continued covenant compliance. A portion of the revolving line of credit (i) in the aggregate amount of $25.0 million may be available for issuances of letters of credit and (ii) in the aggregate amount of $15.0 million may be available for swing line loans. The Credit Facility, as amended, currently bears interest at the London Interbank Offered Rate, or LIBOR, plus 0.32% and adjusts in the future in the range of 0.32% to 0.80% above LIBOR based on the level of our total debt and our adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA. In addition, we are required to pay an annual facility fee ranging from 0.08% to 0.20% based on the aggregate amount available under the Credit Facility, as amended, and the level of our total debt and adjusted EBITDA. During the year ended December 31, 2006, no funds were borrowed under the Credit Facility, as amended, and as of December 31, 2006 there were no amounts outstanding under the Credit Facility, as amended.

Our credit facility agreement contains a number of affirmative and negative covenants. Because of delays in filing our Annual Report on Form 10-K for the year ended December 31, 2006, our Quarterly Report on Form 10-Q for the three months ended March 31, 2007 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2007, we were at risk of breaching the affirmative covenant requiring certain financial statements to be provided to our Lenders within 90 days after the end of our fiscal year and 45 days after the end of our fiscal quarters. We received waivers related to these covenant breaches to extend the due date of such financial statements until September 30, 2007. We have notified our Lenders that we will provide such financial statements by the extension date.

Effective on August 9, 2005, we entered into the Term Loan with the Lenders. The Term Loan provided for an eighteen-month single-draw term loan facility in the aggregate amount of $100.0 million. The Term Loan's interest rate was LIBOR plus 0.5% and adjusted in the range of 0.5% to 1.25% above LIBOR based on the level of our total debt and adjusted EBITDA. In addition, we were required to pay an annual facility fee ranging from 0.125% to 0.25% based on the aggregate amount of the Term Loan and the level of our total debt and adjusted EBITDA. We used the proceeds from the Term Loan to partially fund the repatriation of certain of our foreign earnings in connection with the AJCA. For more information related to our long-term debt and the AJCA, see Notes 9 and 12 of our consolidated financial statements included elsewhere in this Annual Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations." In February 2006, we repaid the remaining $31.0 million outstanding under the Term Loan in full.

Stock Repurchase Program

Our Board of Directors has authorized an ongoing stock repurchase program with a total repurchase authority granted to us of $1.5 billion, of which $200 million was authorized in February 2006 and $300 million was authorized in October 2006. We may use the approved dollar authority to repurchase stock at any time until the approved amounts are exhausted. The objective of our stock repurchase program is to improve stockholders' return. At December 31, 2006, approximately $293.4 million was available to repurchase shares of our common stock pursuant to the stock repurchase program. All shares repurchased are recorded as treasury stock.

We are authorized to make open market purchases of our common stock using general corporate funds. Additionally, during 2006 and 2005, we entered into structured stock repurchase arrangements with large financial institutions using general corporate funds as part of our stock repurchase program in order to lower the average cost to acquire shares. These programs include terms that require us to make up-front payments to the counterparty financial institution and result in the receipt of stock during and/or at the end of the agreement or depending on market conditions, the receipt of either stock or cash at the maturity of the agreement.

We made prepayments to financial institutions, net of premiums received of approximately $114.4 million in 2006 and $52.2 million in 2005, under our structured stock repurchase arrangements. We expended approximately $159.8 million in 2006 and $122.2 million in 2005 for open market purchases. Under our structured stock repurchase agreements we took delivery of 4,307,112 shares at an average price of $30.76 per share in 2006 and we took delivery of 2,302,217 shares at an average price of $22.02 per share in 2005. As of December 31, 2006, we have prepaid notional amounts of approximately $36.3 million remaining under our structured stock repurchase programs, which expire in January 2007. Due to the fact that the total shares to be received under our structured repurchase arrangements at December 31, 2006 is not determinable until the contracts mature, the above price per share amounts exclude the remaining shares to be received subject to the agreements. We repurchased 5,193,410 shares of outstanding common stock with an average price of $30.77 during 2006 and we repurchased 5,054,400 shares of outstanding common stock with an average price of $24.18 during 2005 in our open market purchase transactions. In addition, a significant portion of the funds used to repurchase stock was funded by proceeds from employee stock option exercises and the related tax benefit.

We suspended our stock repurchase program for the duration of our Audit Committee's voluntary, independent review of our historical stock option granting practices and related accounting. For more information on our independent review of historical stock option granting practices and related accounting see Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Contractual Obligations and Off-Balance Sheet Arrangement

Contractual Obligations

We have certain contractual obligations that are recorded as liabilities in our consolidated financial statements. Other items, such as operating lease obligations, are not recognized as liabilities in our consolidated financial statements, but are required to be disclosed in the notes to our consolidated financial statements.

The following table summarizes our significant contractual obligations at December 31, 2006 and the future periods in which such obligations are expected to be settled in cash. Additional details regarding these obligations are provided in the notes to our consolidated financial statements (in thousands):

	Payments due by period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Operating lease obligations	$ 122,588	$ 23,523	$ 35,680	$ 23,636	$ 39,749
Synthetic lease obligations	8,214	3,557	4,657	—	—
Purchase obligations (1)	9,322	9,322	—	—	—
Total contractual obligations (2)	$ 140,124	$ 36,402	$ 40,337	$ 23,636	$ 39,749

(1) Purchase obligations represent non-cancelable commitments to purchase inventory ordered before year-end.

(2) Total contractual obligations do not include agreements where our commitment is variable in nature or where cancellations without payment provisions exist.

As of December 31, 2006, we did not have any individually material capital lease obligations, purchase obligations, or other material long-term commitments reflected on our consolidated balance sheets.

Off-Balance Sheet Arrangement

During 2002, we became a party to a synthetic lease arrangement totaling approximately $61.0 million for our corporate headquarters office space in Fort Lauderdale, Florida. The synthetic lease represents a form of off-balance sheet financing under which an unrelated third party lessor funded 100% of the costs of acquiring the property and leases the asset to us. The synthetic lease qualifies as an operating lease for accounting purposes and as a financing lease for tax purposes. We do not include the property or the lease debt as an asset or a liability on our accompanying consolidated balance sheets. Consequently, payments made pursuant to the lease are recorded as operating expenses in our consolidated statements of income. We entered into the synthetic lease in order to lease our headquarters properties under more favorable terms than under our previous lease arrangements. We do not materially rely on off-balance sheet arrangements for our liquidity or as capital resources. For information regarding cash outflows associated with our lease payments see "— Contractual Obligations."

The initial term of the synthetic lease is seven years. Upon approval by the lessor, we can renew the lease twice for additional two-year periods. The lease payments vary based on LIBOR, plus a margin. At any time during the lease term, we have the option to sublease the property and upon thirty days' written notice, we have the option to purchase the property for an amount representing the original property cost and transaction fees of approximately $61.0 million plus any lease breakage costs and outstanding amounts owed. Upon at least 180 days notice prior to the termination of the initial lease term, we have the option to remarket the property for sale to a third party. If we choose not to purchase the property at the end of the lease term, we have guaranteed a residual value to the lessor of approximately $51.9 million and possession of the buildings will be returned to the lessor. On a periodic basis, we evaluate the property for indications of permanent impairment. If an evaluation were to indicate that the fair value of the property were to decline below $51.9 million, we would be responsible for the difference under our residual value guarantee, which could have a material adverse effect on our results of operations and financial condition.

The synthetic lease includes certain financial covenants including a requirement for us to maintain a restricted cash, cash equivalent or investment balance of approximately $62.8 million as collateral, which is classified as restricted cash equivalents and investments in our accompanying consolidated balance sheets. We maintain the ability to manage the composition of restricted investments within certain limits and to withdraw and use excess investment earnings from the pledged collateral for operating purposes. Additionally, we must maintain a minimum net cash and investment balance of $100.0 million, excluding our collateralized investments, equity investments and outstanding debt as of the end of each fiscal quarter. As of December 31, 2006, we had approximately $642.5 million in cash and investments in excess of this required level. The synthetic lease includes non-financial covenants, including the maintenance of the property and adequate insurance, prompt delivery of financial statements to the administrative agent of the lessor and prompt payment of taxes associated with the property. As of December 31, 2006, we were in compliance with all material provisions of the arrangement.

Our synthetic lease contains a number of affirmative and negative covenants. Because of delays in filing our Annual Report on Form 10-K for the year ended December 31, 2006, our Quarterly Report on Form 10-Q for the three months ended March 31, 2007 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2007, we were at risk of breaching the affirmative covenants requiring our Annual Report on Form 10-K to be provided to the lessor within 100 days after the end of our fiscal year and our Quarterly Reports on Form 10-Q within 55 days after the end of our fiscal quarters, respectively. We received waivers related to these anticipated covenant breaches to extend the due date of our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2007 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2007 until October 31, 2007. We provided such reports to the lessor on September 14, 2007.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities,* which addresses the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. In December 2003, the FASB issued FIN No. 46 (revised), which replaced FIN No. 46. FIN No. 46 (revised) was effective immediately for certain disclosure requirements and variable interest entities referred to as special-purpose entities for periods ending after December 15, 2003 and for other types of entities for financial statements for periods ending after March 15, 2004. We determined that we are not required to consolidate the lessor, the leased facility or the related debt associated with our synthetic lease in accordance with FIN No. 46 (revised). Accordingly, there was no impact on our financial position, results of operations or cash flows from adoption. However, if the lessor were to change its ownership of the property or significantly change its ownership of other properties that it currently holds, we could be required to consolidate the entity, the leased facility and the debt in a future period.

Commitments

Capital expenditures were $52.1 million during 2006, $26.4 million during 2005 and $24.4 million during 2004. During 2006, capital expenditures were primarily related to the implementation of certain systems to streamline business operations and enhance management reporting capabilities and leasehold improvements. During 2005, capital expenditures were primarily related to computer equipment purchases associated with our research and development activities, software purchases related to improving our internal infrastructure and leasehold improvements.

During 2002 and 2001, we took actions to consolidate certain of our offices, including the exit of certain leased office space and the abandonment of certain leasehold improvements. During the third quarter of 2006, we entered into an agreement, which assigned the operating lease and all remaining liability related to one of the closed offices to a third party. Lease obligations related to the remaining existing operating lease continue to 2018 with a total remaining obligation at December 31, 2006 of approximately $8.9 million, of which $1.6 million was accrued as of December 31, 2006, and is reflected in accrued expenses and other liabilities in our consolidated financial statements. In calculating this accrual, we made estimates, based on market information, including the estimated vacancy periods and sublease rates and opportunities. We periodically re-evaluate our estimates; and if actual circumstances prove to be materially worse than management has estimated, the total charges for these vacant facilities could be significantly higher.

Because virtually all holders of stock options granted by us were not involved in or aware of the incorrect pricing of certain options, we have taken and intend to take further actions to address certain adverse tax consequences that may be incurred by the holders of such incorrectly priced options. The primary adverse tax consequence is that the re-measured options vesting after December 31, 2004 subject the option holder to a penalty tax under Section 409A of the IRC (and, as applicable, similar excise taxes under state laws). As a result during the first quarter of 2007, we recorded $2.5 million, net of income tax, in liabilities related to the anticipated payment by us of payroll and excise taxes on behalf of our employees for options that were exercised during open tax years under the related statutes. We expect to incur approximately $0.9 million, net of income tax, in additional charges to correct future adverse tax consequences under IRC Section 409A related to future employee option exercises of incorrectly priced stock options.

Quantitative and Qualitative Disclosures About Market Risk

The following discussion about our market risk includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. The analysis methods we used to assess and mitigate risk discussed below should not be considered projections of future events, gains or losses.

We are exposed to financial market risks, including changes in foreign currency exchange rates and interest rates that could adversely affect our results of operations or financial condition. To mitigate foreign currency risk, we utilize derivative financial instruments. The counterparties to our derivative instruments are major financial institutions. All of the potential changes noted below are based on sensitivity analyses performed on our financial position as of December 31, 2006. Actual results could differ materially.

Discussions of our accounting policies for derivatives and hedging activities are included in Notes 3 and 14 to our consolidated financial statements included elsewhere in this Annual Report.

Exposure to Exchange Rates

A substantial majority of our overseas expense and capital purchasing activities are transacted in local currencies, including euros, British pounds sterling, Australian dollars, Swiss francs, Japanese yen, Hong Kong dollars, Canadian dollars, Danish krone and Swedish krona. To reduce exposure to reduction in U.S. dollar value and the volatility of future cash flows caused by changes in currency exchange rates, we have established a hedging program. We use foreign currency forward contracts to hedge certain forecasted foreign currency expenditures. Our hedging program significantly reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

At December 31, 2006 and 2005, we had in place foreign currency forward sale contracts with a notional amount of $56.0 million and $81.7 million, respectively, and foreign currency forward purchase contracts with a notional amount of $220.0 million and $191.5 million, respectively. At December 31, 2006, these contracts had an aggregate fair asset value of $4.6 million and at December 31, 2005, these contracts had an aggregate fair liability value of $5.1 million. Based on a hypothetical 10% appreciation of the U.S. dollar from December 31, 2006 market rates, the fair value of our foreign currency forward contracts would decrease the asset by $16.9 million, resulting in a net liability position. Conversely, a hypothetical 10% depreciation of the U.S. dollar from December 31, 2006 market rates would increase the fair value of our foreign currency forward contracts by $16.9 million. In these hypothetical movements, foreign operating costs would move in the opposite direction. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates could also change the dollar value of sales and affect the volume of sales as competitors' products become more or less attractive. We do not anticipate any material adverse impact to our consolidated financial position, results of operations, or cash flows as a result of these foreign exchange forward contracts.

Exposure to Interest Rates

We have interest rate exposures resulting from our interest-based available-for-sale securities. We maintain available-for-sale investments in debt securities and we limit the amount of credit exposure to any one issuer or type of instrument. The securities in our investment portfolio are not leveraged. The securities classified as available-for-sale are subject to interest rate risk. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes that ending fair values include principal plus accrued interest and reinvestment income. If market interest rates were to increase by 100 basis points from December 31, 2006 and 2005 levels, the fair value of the available-for-sale portfolio would decline by approximately $1.8 million and $0.2 million, respectively. These amounts are determined by considering the impact of the hypothetical interest rate movements on our available-for-sale investment portfolios. This analysis does not consider the effect of credit risk as a result of the reduced level of overall economic activity that could exist in such an environment. During the third quarter of 2005, we terminated all of our interest rate swap agreements due to the sale of the underlying available-for-sale investments. For more information see Notes 5 and 14 to our consolidated financial statements included elsewhere in this Annual Report.

During 2005, we entered into the Credit Facility, as amended in 2006, or the Amended Credit Facility. Accordingly, we could be exposed to market risk from changes in interest rates on our long-term debt. This exposure relates to our $100.0 million Amended Credit Facility. Borrowings under the Amended Credit Facility currently bear interest at variable rates based on LIBOR plus 0.32% and adjusts in the future in the range of 0.32% to 0.80% above LIBOR based on our level of total debt and our adjusted earnings before interest, taxes, depreciation and amortization, or EBITDA. A hypothetical 1% interest rate change would not have any current impact on our results of operations as we have no amounts outstanding on the Amended Credit Facility as of December 31, 2006.

In April 2002, we entered into a synthetic lease with a substantive lessor totaling approximately $61.0 million related to office space utilized for our corporate headquarters in Fort Lauderdale, Florida. Payments under this synthetic lease are indexed to a variable interest rate (LIBOR plus a margin). Based upon our interest rate exposure under this synthetic lease at December 31, 2006, a 100 basis point change in the current interest rate would have an immaterial effect on our financial position and results of operations. In addition to interest rate exposure, if the fair value of our headquarters property, under this synthetic lease, were to significantly decline, there could be a material adverse effect on our results of operations and financial condition.

As described in Note 2 to our consolidated financial statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report in the fourth quarter of 2006, the Audit Committee of our Board of Directors commenced a voluntary, independent investigation of our stock option granting practices and related accounting during the period from January 1996 through December 2006. This investigation was conducted by the Audit Committee with the assistance of independent outside legal counsel and outside forensic accounting consultants. The Audit Committee completed its review in the second quarter of 2007. In addition, management also reviewed all grants (consisting of two employee new hire grants) in December 1995, which was the month we completed our initial public offering, and all grants to non-employee directors. Based on the results of the Audit Committee's investigation and our review, we have revised the measurement dates for certain stock options granted during the period from December 1995 to March 2005, which required a restatement of our previously issued financial statements.

The revised measurement dates resulted from deficiencies in our internal control over financial reporting that existed in prior periods. The last revised measurement date was in March 2005 and there were no adjustments related to options granted in 2006. We believe that the likelihood that a material error in our financial statements could have originated during 2006 and not have been detected as of December 31, 2006 is remote. In coming to this conclusion, management considered, among other things, changes that we have made in our stock option granting practices, which are described below, and the impact of the adjustments to our financial statements for the years ended December 31, 2005 and 2004. The adjustments to our consolidated financial statements as of and for the years ended December 31, 2005 and 2004 principally resulted from the vesting and tax impacts of measurement date revisions made to options granted prior to 2004.

We have made changes in our stock option granting practices, processes and controls, which we believe remediated past deficiencies in our historical stock option practices, including the following:

- In response to the requirements of the Sarbanes-Oxley Act of 2002, we implemented documentation and accounting policies, processes and procedures, which led to a segregation of responsibilities, the addition of reviews and reconciliations and redefinition of the roles and responsibilities of the personnel involved in our stock option granting and accounting processes;
- In November 2003, our Compensation Committee delegated authority to our Chief Executive Officer and our Chief Financial Officer to grant stock options to our non-executive employees, subject to certain parameters; and
- Prior to our January 2006 adoption of SFAS No. 123R and its related interpretations, we reviewed our stock option granting practices and revised policies and procedures to comply with the requirements regarding grant date determinations.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, our management, with the participation of our President and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon that evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer concluded that, as of December 31, 2006, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

We believe the control deficiencies that existed in prior years related to our stock option granting practices have been resolved and management has determined that there were no material weaknesses in our internal control over financial reporting as of December 31, 2006. In order to further enhance our internal controls, management recommended the following enhancements to our equity compensation granting policies and procedures to the Compensation Committee of the Board of Directors, all of which were approved and implemented by us in the second quarter of 2007:

- The adoption of a policy requiring that all equity awards to executive officers and other employees be granted and priced according to a pre-determined, fixed schedule each year;
- Revisions and clarifications of the parameters of the Compensation Committee's delegation of authority to our Chief Executive Officer and Chief Financial Officer to make equity awards;
- Establishment of improved processes and procedures for the documentation of corporate actions approving the grant of stock options, including the use of unanimous written consents; and
- Improvements to our processes and procedures with respect to the timing of recording and processing equity awards.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a – 15(f). Our internal control system was designed to provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (the COSO criteria). Based on our assessment we believe that, as of December 31, 2006, our internal control over financial reporting is effective based on those criteria. The effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears elsewhere in this Annual Report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Citrix Systems, Inc.

We have audited Citrix Systems, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Citrix Systems, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Citrix Systems, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Citrix Systems, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006 of Citrix Systems, Inc. and our report dated September 7, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Certified Public Accountants

West Palm Beach, Florida
September 7, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Citrix Systems, Inc.

We have audited the accompanying consolidated balance sheets Citrix Systems, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citrix Systems, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

As discussed in Note 2, the Company has restated previously issued financial statements as of December 31, 2005 and for each of the two years in the period ended December 31, 2005 to correct for stock-based compensation.

As discussed in Note 7 to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Citrix Systems, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 7, 2007 expressed an unqualified opinion thereon.


Ernst + Young LLP

Certified Public Accountants

West Palm Beach, Florida
September 7, 2007

Consolidated Balance Sheets

(In thousands, except par value)	December 31, 2006	2005 (Restated)
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 349,054**	$ 484,035
Short-term investments	**152,652**	18,900
Accounts receivable, net of allowances of $4,037 and $4,382 in 2006 and 2005, respectively	**204,974**	142,015
Inventories, net	**6,619**	3,933
Prepaid expenses and other current assets	**45,646**	31,164
Current portion of deferred tax assets, net	**52,792**	47,362
Total current assets	**811,737**	727,409
Restricted cash equivalents and investments	**63,815**	63,728
Long-term investments	**241,675**	51,286
Property and equipment, net	**92,580**	73,727
Goodwill, net	**631,690**	591,994
Other intangible assets, net	**130,462**	137,333
Long-term portion of deferred tax assets, net	**41,594**	45,532
Other assets	**10,920**	7,973
Total assets	**$ 2,024,473**	$ 1,698,982
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 45,217**	$ 33,495
Accrued expenses	**145,664**	131,307
Income taxes payable	**11,892**	1,329
Current portion of deferred revenues	**332,770**	266,223
Total current liabilities	**535,543**	432,354
Long-term portion of deferred revenues	**23,518**	19,803
Long-term debt	**—**	31,000
Other liabilities	**1,123**	1,297
Commitments and contingencies		
Stockholders' equity:		
Preferred stock at $.01 par value: 5,000 shares authorized, none issued and outstanding	**—**	—
Common stock at $.001 par value: 1,000,000 shares authorized; 238,156 and 226,573 shares issued at 2006 and 2005, respectively	**238**	226
Additional paid-in capital	**1,655,530**	1,323,969
Deferred compensation	**—**	(21,417)
Retained earnings	**1,006,706**	823,709
Accumulated other comprehensive income (loss)	**4,180**	(4,463)
	2,666,654	2,122,024
Less—common stock in treasury, at cost (59,465 and 49,965 shares in 2006 and 2005, respectively)	**(1,202,365)**	(907,496)
Total stockholders' equity	**1,464,289**	1,214,528
	$ 2,024,473	$ 1,698,982

See accompanying notes.

Consolidated Statements of Income

(In thousands, except per share information)	Year Ended December 31, 2006	2005 (Restated)	2004 (Restated)
Revenues:			
Product licenses	**$ 488,487**	$ 409,435	$ 369,826
License updates	**405,756**	331,102	271,547
Online services	**148,795**	99,097	44,101
Technical services	**91,281**	69,088	55,683
Total net revenues	**1,134,319**	908,722	741,157
Cost of revenues:			
Cost of product license revenues	**32,911**	14,404	3,824
Cost of services revenues	**46,585**	26,929	16,705
Amortization of product related intangibles	**19,202**	16,766	6,127
Total cost of revenues	**98,698**	58,099	26,656
Gross margin	**1,035,621**	850,623	714,501
Operating expenses:			
Research and development	**155,331**	108,751	86,654
Sales, marketing and support	**480,343**	394,153	337,777
General and administrative	**178,669**	125,425	105,799
Amortization of other intangible assets	**16,934**	11,622	6,204
In-process research and development	**1,000**	7,000	19,100
Total operating expenses	**832,277**	646,951	555,534
Income from operations	**203,344**	203,672	158,967
Interest income	**41,210**	23,614	14,274
Interest expense	**(927)**	(2,426)	(4,537)
Write-off of deferred debt issuance costs	**—**	—	(7,219)
Other (expense) income, net	**(546)**	(506)	2,851
Income before income taxes	**243,081**	224,354	164,336
Income taxes	**60,084**	58,745	33,049
Net Income	**$ 182,997**	$ 165,609	$ 131,287
Earnings per share:			
Basic	**$ 1.01**	$ 0.96	$ 0.78
Diluted	**$ 0.97**	$ 0.93	$ 0.75
Weighted average shares outstanding:			
Basic	**180,992**	172,221	168,868
Diluted	**187,725**	177,771	174,374

See accompanying notes.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital
Balance at December 31, 2003	202,622	$ 203	$ 700,111
Cumulative effect of restatement	—	—	143,967
Balance at December 31, 2003, as restated	202,622	203	844,078
Exercise of stock options	4,492	4	58,673
Common stock issued under employee stock purchase plan	299	—	4,786
Common stock issued for acquisition	5,578	6	124,416
Tax benefit from employer stock plans	—	—	16,442
Stock-based compensation expense	—	—	(199)
Repurchase of common stock	—	—	15,782
Cash paid in advance for share repurchase contracts	—	—	(53,072)
Unrealized loss on forward contracts and interest rate swaps, net of reclassification adjustments and net of taxes	—	—	—
Unrealized loss on available-for-sale securities, net of tax	—	—	—
Net income	—	—	—
Total comprehensive income, as restated			
Balance at December 31, 2004, as restated	212,991	213	1,010,906
Exercise of stock options	6,231	6	94,194
Common stock issued under employee stock purchase plan	449	—	7,392
Common stock issued for acquisitions	6,817	7	154,260
Tax benefit from employer stock plans	—	—	35,045
Stock-based compensation expense	85	—	21,623
Repurchase of common stock	—	—	54,963
Cash paid in advance for share repurchase contracts	—	—	(54,496)
Unrealized loss on forward contracts and interest rate swaps, net of reclassification adjustments and net of in taxes	—	—	—
Charge for compensation expense on non-employee stock options	—	—	82
Unrealized loss on available-for-sale securities, net of tax	—	—	—
Net income	—	—	—
Total comprehensive income, as restated			
Balance at December 31, 2005, as restated	226,573	226	1,323,969
Shares issued under stock based compensation plans	11,245	11	221,736
Stock-based compensation expense	—	—	60,713
Common stock issued under employee stock purchase plan	339	—	8,909
Common stock issued related to acquisitions	(1)	—	290
Tax benefit from employer stock plans	—	—	40,600
Write-off of deferred compensation	—	—	(21,417)
Repurchase of common stock	—	—	57,074
Cash paid in advance for share repurchase contracts	—	—	(36,344)
Donated treasury shares	—	—	—
Unrealized gain on forward contracts net of reclassification adjustments and net of in taxes	—	—	—
Unrealized gain on available-for-sale securities, net of tax	—	—	—
Net income	—	—	—
Total comprehensive income			
Balance at December 31, 2006	**238,156**	**$ 238***	**$ 1,655,530**

**Amounts do not add due to rounding.*

See accompanying notes.

Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Common Stock to Treasury		Total Stockholders' Equity	Total Comprehensive Income
			Shares	Amount		
$ 646,740	$ 7,810	$ —	(38,150)	$ (648,066)	$ 706,798	—
(119,927)	—	(13,647)	—	—	10,393	—
526,813	7,810	(13,647)	(38,150)	(648,066)	717,191	—
—	—	—	—	—	58,677	—
—	—	—	—	—	4,786	—
—	—	—	—	—	124,422	—
—	—	—	—	—	16,442	—
—	—	6,451	—	—	6,252	—
—	—	—	(4,458)	(84,613)	(68,831)	—
—	—	—	—	—	(53,072)	—
—	(164)	—	—	—	(164)	$ (164)
—	(156)	—	—	—	(156)	(156)
131,287	—	—	—	—	131,287	131,287
						$ 130,967
658,100	7,489*	(7,196)	(42,608)	(732,679)	936,833*	—
—	—	—	—	—	94,200	—
—	—	—	—	—	7,392	—
—	—	—	—	—	154,267	—
—	—	—	—	—	35,045	—
—	—	(14,220)	—	—	7,403	—
—	—	—	(7,357)	(174,817)	(119,854)	—
—	—	—	—	—	(54,496)	—
—	(11,485)	—	—	—	(11,485)	$ (11,485)
—	—	—	—	—	82	—
—	(467)	—	—	—	(467)	(467)
165,609	—	—	—	—	165,609	165,609
						$ 153,657
823,709	(4,463)	(21,417)*	(49,965)	(907,496)	1,214,528*	—
—	—	—	—	—	221,747	—
—	—	—	—	—	60,713	—
—	—	—	—	—	8,909	—
—	—	—	—	—	290	—
—	—	—	—	—	40,600	—
—	—	21,417	—	—	—	—
—	—	—	(9,501)	(294,891)	(237,817)	—
—	—	—	—	—	(36,344)	—
—	—	—	1	22	22	—
—	8,406	—	—	—	8,406	$ 8,406
—	237	—	—	—	237	237
182,997	—	—	—	—	182,997	182,997
						$ 191,640
$ 1,006,706	**$ 4,180**	**$ —**	**(59,465)**	**$ (1,202,365)**	**$ 1,464,289***	

Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2006	2005	2004
		(Restated)	(Restated)
Operating activities			
Net income	**$ 182,997**	$ 165,609	$ 131,287
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	**36,136**	28,388	12,331
Depreciation and amortization of property and equipment	**27,447**	21,970	21,247
Stock-based compensation expense	**61,596**	7,403	6,252
Accretion of original issue discount and amortization of financing cost	**—**	483	4,318
Write-off of deferred debt issuance costs	**—**	—	7,219
In-process research and development	**1,000**	7,000	19,100
Provision for doubtful accounts	**1,978**	146	1,108
Provision for product returns	**4,608**	5,954	6,663
Provision for inventory reserves	**3,584**	383	428
Deferred income tax benefit	**(4,351)**	(14,771)	(2,199)
Tax effect of stock-based compensation	**40,600**	35,045	16,442
Excess tax benefit from exercise of stock options	**(51,915)**	—	—
Other non-cash items	**478**	(325)	323
Total adjustments to reconcile net income to net cash provided by operating activities	**121,161**	91,676	93,232
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	**(68,271)**	(28,424)	(25,312)
Inventories	**(5,869)**	(1,707)	(80)
Prepaid expenses and other current assets	**(10,092)**	2,482	9,252
Other assets	**(2,868)**	234	(456)
Deferred tax assets, net	**11,617**	5,541	16,585
Accounts payable	**9,554**	12,052	(1,467)
Accrued expenses	**10,660**	(5,333)	502
Income tax payable	**10,562**	(868)	(3,303)
Deferred revenues	**69,599**	54,864	54,118
Other liabilities	**(334)**	(2,983)	(9,077)
Total changes in operating assets and liabilities, net of effects of acquisitions	**24,558**	35,858	40,762
Net cash provided by operating activities	**328,716**	293,143	265,281



(In thousands)	Year Ended December 31, 2006	2005 (Restated)	2004 (Restated)
Investing activities			
Purchases of available for-sale investments	**$ (709,565)**	$ (183,245)	$ (192,745)
Proceeds from sales of available-for-sale investments	**170,503**	396,580	161,846
Proceeds from maturities of available-for-sale investments	**215,318**	141,652	56,867
Proceeds from maturities of held-to-maturity investments	**–**	–	195,350
Purchases of property and equipment	**(52,051)**	(26,377)	(24,412)
Cash paid for acquisitions, net of cash acquired	**(61,462)**	(168,347)	(140,788)
Cash paid for licensing agreements and core technology	**–**	–	(16,784)
Net cash (used in) provided by investing activities	**(437,257)**	160,263	39,334
Financing activities			
Proceeds from issuance of common stock	**230,656**	101,592	63,463
Excess tax benefit from exercise of stock options	**51,915**	–	–
Cash paid to repurchase convertible subordinated debentures	**–**	–	(355,659)
Cash paid under stock repurchase programs	**(274,161)**	(174,350)	(121,903)
Proceeds from term loan and revolving credit facility	**–**	175,000	–
Payments on debt	**(34,850)**	(144,000)	–
Cash paid for financing fees	**–**	(1,098)	–
Net cash used in financing activities	**(26,440)**	(42,856)	(414,099)
Change in cash and cash equivalents	**(134,981)**	410,550	(109,484)
Cash and cash equivalents at beginning of year	**484,035**	73,485	182,969
Cash and cash equivalents at end of year	**$ 349,054**	$ 484,035	$ 73,485
Supplemental Cash Flow Information (In thousands)			
Non-cash investing activity—Increase (decrease) in restricted cash equivalents and investments	**$ 87**	$ (85,323)	$ 2,591
Non-cash financing activity—Fair value of stock issued in connection with acquisitions	**$ 290**	$ 154,266	$ 124,422
Cash paid for income taxes	**$ 2,330**	$ 33,755	$ 2,623
Cash paid for interest	**$ 432**	$ 927	$ 559

See accompanying notes.

1. Organization

Citrix Systems, Inc. ("Citrix" or the "Company"), is a Delaware corporation founded on April 17, 1989. The Company designs, develops and markets technology solutions that allow applications to be delivered, supported and shared on-demand, securely and at a relatively low total cost of ownership. The Company markets and licenses its products through multiple channels such as value-added resellers, channel distributors, system integrators, independent software vendors, its Websites and original equipment manufacturers.

2. Restatement of Consolidated Financial Statements

In its Form 10-K as of and for the year ended December 31, 2006, the Company restated its consolidated balance sheet as of December 31, 2005 and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2005, and each of the quarters in its 2006 and 2005 to reflect additional stock-based compensation expense and related income tax effects for stock option awards granted since December 1995 and the financial statement impact for all subsequent periods. The restatement was to correct errors identified as the result of a voluntary, independent investigation of the Company's historical stock option granting practices and related accounting that was conducted by the Audit Committee of its Board of Directors and management's further review of all grants (consisting of two employee new hire grants) in December 1995, which was the month the Company completed its initial public offering.

This Annual Report also reflects the restatement in "Selected Consolidated Financial Data" for the fiscal years ended December 31, 2005, 2004, 2003 and 2002.

Background

On November 30, 2006, after management conducted a preliminary, limited scope review of certain of the Company's stock option granting practices, the Audit Committee commenced a voluntary, independent investigation of the Company's historical stock option granting practices and related accounting during the period from January 1996 through December 2006. None of the members of the Audit Committee has ever served on the Compensation Committee of the Board of Directors. This voluntary investigation was not in response to any governmental investigation, stockholder lawsuit, whistleblower complaint, or inquiries from media organizations. The investigation was conducted with the assistance of independent outside legal counsel and outside forensic accounting consultants, and covered option grants made to all employees during the period from January 1996 through December 2006. Management further evaluated all grants (consisting of two employee new hire grants) in December 1995, which was the month the Company completed its initial public offering, and all grants to non-employee directors. The investigation and related review consisted of approximately 191 grant dates (representing over 27,000 individual option grants and approximately 108.7 million stock options).

In connection with its investigation, the Audit Committee retained independent outside legal counsel that had not previously been engaged by the Company, to assist in the investigation. In turn, legal counsel retained outside forensic accounting experts and other consultants to assist it and the Audit Committee with financial accounting issues and related analytics during the investigation. The investigation occurred over a period of approximately seven months. The investigative work conducted by the Audit Committee included the following tasks, among others:

- Reviewing hard copy and electronic files obtained from the Company as well as other sources, totaling approximately 40,000 pages of hard copy documents and approximately 191,000 electronic documents, typically consisting of multiple pages each;
- Conducting more than 50 interviews with present and former directors who have served on the Compensation Committee during the relevant period, present and former members of senior management, other present and former employees, and former outside professionals who had provided legal services to the Company during the period of the investigation;

- In connection with its investigation, the members of the Company's Audit Committee met both telephonically and in-person numerous times and the Chairman of the Audit Committee communicated with the Audit Committee's counsel on a frequent basis; and
- Engaging outside consultants to conduct various analyses of the Company's option grants.

Historical Stock Option Granting Practices

Prior to January 1, 2006, the Company accounted for its stock option grants under APB No. 25 and had provided the required disclosures pursuant to the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, *Accounting for Stock-Based Compensation* . On January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment* , under the modified prospective method. For the measurement date revisions the Company has made, the Company revised its historical pro forma footnote disclosures in accordance with SFAS No. 123. Additionally, the Company adjusted its 2006 consolidated financial statements to reflect the impact of any revised measurement dates on the compensation cost recognized in accordance with SFAS No. 123R.

As permitted by the terms of the Company's various stock plans (as amended and restated from time to time), the Compensation Committee of the Company's Board of Directors was vested with the authority to administer and grant stock options under the plans. During the period to November 2003, all employee stock option grants were required to be approved by the Compensation Committee. Until November 2003 and continuing to the present, the Compensation Committee delegated authority, subject to specific parameters, to the Company's Chief Executive Officer and Chief Financial Officer to grant options to non-executive employees. Grants to Section 16 Officers, to employees whose compensation was subject to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and other grants outside of the parameters discussed below continued to require Compensation Committee approval in order to complete the required granting actions.

In the restatement, for grants requiring Compensation Committee approval, the Company generally determined that Compensation Committee approval was likely obtained at the next in-person meeting after the date of grant. This conclusion was based on the fact that Compensation Committee members recall signing consents in person at board meetings, that members of management recalled that it was the Company's objective to present consents to the Committee at in-person meetings, that the consents contained in the Company's records typically contain all signatures on a single page (consistent with having been signed in person), and that the available meta-data for such consents generally indicated that the consent forms were available for signature at that time. The Company generally used the in-person board meeting dates when determining revised measurement dates, because members of management responsible for approval and processing of these grants believed or acted as if approval was an important and required granting action for all grants that were not subject to the delegation of authority described below. For example, managers involved in processing grants: (i) said that they typically refrained from correcting grants approved by the Committee without further Committee action; but (ii) believed that alteration or correction of grant recipient and amount lists prior to Committee approval was permitted (and performed such corrections and alterations and did not consider them to be modifications); and (iii) believed Committee approval was necessary to grant options. There was some evidence that signatures were sometimes solicited at such meetings for consents previously signed and transmitted by fax or other means but because the Company did not retain these earlier obtained consents there was little evidence to indicate for which grants these approvals were obtained and when they were received. Where meta-data or other evidence led us to conclude that approval was not complete at the next in person meeting, the Company relied on the other evidence to select a later date.

Where meta-data or other evidence led the Company to conclude that approval was not complete at the next in person meeting, the Company relied on the other evidence to select a later date.

From December 1995 through December 2006, the exercise price for all grants was typically set at the closing price of the Company's common stock on the original intended grant date. During this period, the Company made the following types of grants of stock options to employees, including officers and members of its Board of Directors:

- Annual grants in conjunction with the Company's annual merit review process, which generally occurred a few months following the Company's fiscal year end (referred to as annual grants).
- Non-annual grants to newly hired and promoted employees and from time to time to officers in recognition of performance or as incentives. Beginning January 2004, the Company replaced promotion grants with performance grants that were granted to employees upon recommendation by their manager for recognition (new hire and performance, incentive or promotion grants are referred to collectively as non-annual grants).
- Options granted or assumed in connection with acquisitions.
- Options granted to non-employee members of the Company's Board of Directors.

From December 1995 through mid-1998, all employee grants required approval by the Compensation Committee to complete the required granting actions. In addition, the Company did not have a defined process for determining the date on which the Company made grants and no granting pattern could be established for grants made during this period. Following the investigation, the Audit Committee concluded that the Company likely set grant dates retrospectively for many stock options granted to employees and executives during the 1996 to mid-1998 period.

Beginning in mid-1998 through late 2003, all employee grants required approval by the Compensation Committee to complete the required granting actions. During this period, the Company made changes in its stock option granting practices which included implementing a practice where the Company typically dated non-annual grants to non-executives on the first business day of the month following the start or promotion date, unless that date was the first day of the month, in which case the grant date would be that date. The Company dated non-annual new hire and promotion grants to executives either on their start date or the first business day of the month following the start date or the promotion date; it awarded the incentive grants on an ad hoc basis. During this period, the Company made annual grants to executive and non-executive employees on dates that were typically previously discussed with the Compensation Committee. Until 2002, annual grants were generally made in July or August of each year pursuant to a merit evaluation process. However, during these earlier discussions, the Compensation Committee did not approve the terms and allocation of grants to individual recipients or delegate to management the authority to do so without further action by the Compensation Committee. Beginning in 2002, annual grants were split into two grant dates in March and August. During this period all employee grants required approval by the Compensation Committee to complete the required granting actions and for most grants the Company did not obtain approval from the Compensation Committee, typically on unanimous written consent forms, until after the grant date and for certain grants, the Company had not completed the process of identifying the recipients or number of options to be granted until after the grant date.

Beginning in November 2003, the Compensation Committee delegated its authority to the Company's Chief Executive Officer and Chief Financial Officer to issue stock options pursuant to specific parameters. The delegation provided authority to grant no more than 4 million stock options per year in the aggregate and to grant up to 10,000 options per year to any employee who was not an officer subject to Section 16 of the Securities Exchange Act of 1934, as amended, and whose compensation was not subject to Section 162(m) of the Internal Revenue Code of 1986 as amended, or the IRC. In July 2004 the Compensation Committee increased that number to 20,000 options per employee per year. The delegation was also subject to other parameters, including that each grant be consistent in number with guidelines that provided the range of grants that could be awarded to each employee grade. Compensation Committee approval continued to be a required granting action for all stock option grants outside of the parameters of the delegated authority. For grants outside of the delegation of authority, the Compensation Committee often approved such grants at a meeting or by unanimous written consent form. In some cases the amount granted to each recipient was not final and/or the Compensation Committee had not approved the grants by the intended grant date.

The Company also made grants to the employees of companies it acquired in connection with acquisitions. Grants made in conjunction with acquisitions were typically authorized at the time of the Board's approval of the acquisition. The exercise price of such grants was typically set at the closing stock price of the Company's common stock on the closing date of the acquisition. During the investigation, the Company noted one grant date where the grant was approved by its Board of Directors in conjunction with the acquisition; however, the Company had not completed the required granting actions by the stated grant date and the measurement date was revised to the date that the evidence indicated that the Company completed its allocation.

The Company also grants options to the non-employee members of its Board of Directors, or the Board Grants, pursuant to a stockholder approved plan, as amended from time to time. The timing of the grant date and amount of such awards was granted pre-determined pursuant to a formula set forth either in the terms of the plan or via board resolution. Certain Board Grants were issued on a date other than the automatic grant date prescribed by the plan or differed by nominal amounts from the option amount pre-determined by the plan formula.

Prior to the restatement discussed below, the Company used the grant dates as set forth above as the measurement date for financial accounting purposes. Accordingly, in each case the exercise price did not exceed the closing stock price of the Company's common stock on that date, and the Company did not record stock-based compensation expense in connection with these grants. In the restatement, the Company revised the measurement dates for many grants and recorded stock-based compensation expense when the revised measurement date resulted in intrinsic value which the Company accounted for in the restatement.

Adjustments to Measurement Dates Arising from Errors Identified by Audit Committee Investigation

Based on the facts obtained as a result of the Audit Committee's investigation, the Company identified certain grants for which it used an incorrect measurement date for financial accounting purposes, as defined under Generally Accepted Accounting Principles in the United States, or GAAP. To determine the correct measurement dates for these grants under applicable accounting principles, the Company followed the guidance in APB No. 25, which deems the "measurement date" to be the first date on which all of the following are known with finality: (1) the identity of the individual employee who is entitled to receive the option grant; (2) the number of options that the individual employee is entitled to receive; and (3) the option's exercise price.

The Company completed a grant date by grant date analysis of approximately 191 option grant dates during the relevant period for compliance with APB No. 25. Each individual grant on each grant date was evaluated based on its particular facts and circumstances. Where the Company determined that it did not complete the required granting actions by the original grant date, it used judgment to determine corrected measurement dates consistent with what the evidence suggested was its practice or process or other information obtained as part of the investigation that suggested the date upon which all requirements for a measurement date had been satisfied under applicable accounting principles. If the measurement date was not the same date the Company used previously, it made accounting adjustments as required, which resulted in stock-based compensation and related tax effects when an option had intrinsic value on the revised measurement date.

The documents and information considered in connection with the measurement date adjustments that the Company has made included, but was not limited to:

- minutes of Board of Directors and Compensation Committee meetings and related presentations;
- unanimous written consents signed by the Compensation Committee members, and evidence relating to the date such consents were created and circulated for signature and/or signed;

- information contained in personnel files maintained for employees who were granted options;
- electronic mail messages and other electronic files retrieved from the Company's computer system and in back up media;
- documentation prepared in connection with the Company's annual performance reviews of employees as part of the process of determining the allocation of stock option grants to individual employees;
- information as to the date of hire of the employee receiving the option grant, including (if the grant was a new hire grant) the date of any offer letter;
- correspondence, memoranda and other documentation supporting the option grant;
- information concerning the date or dates on which a stock option was entered into the Company's stock option tracking system, Equity Edge;
- information obtained during interviews conducted by the Audit Committee's outside counsel of numerous individuals, including current and former officers, directors, employees and outside professionals; and
- analyses of the Company's option grant performed by consultants engaged on behalf of the Audit Committee.

Consistent with current accounting literature and published guidance from the staff of the SEC, the Company classified grants during the eleven-year period subject to the investigation into categories based on grant type and process by which the grant was finalized. The principal categories related to annual and non-annual grants in three time periods: (1) January 1996 through May 1998; (2) May 1998 through November 2003; and (3) November 2003 through December 2006. The Company also separately categorized grants to non-employee directors. The last grant with a revised measurement date was awarded in March 2005. There were no revised measurement dates in 2006. A summary of pre-tax stock-based compensation expense related to options awarded in each time period, in thousands, is as follows:

Time Period	Pre-Tax Stock-based Compensation Expense
January 1996 through May 1998 (includes two grants made in December 1995)	$ 62,171
May 1998 through November 2003	103,272
November 2003 through December 2005	224
Cumulative effect at December 31, 2005	$ 165,667

January 1996 – May 1998: In the restatement, the Company corrected the measurement dates for all 50 original grants dates during this period, consisting of approximately 24.2 million options. The Company also revised measurement dates for all grants (consisting of two employee new hire grants) in December 1995, which was the month the Company completed its initial public offering.

After completion of its investigation, the Audit Committee concluded that the Company followed processes and procedures that likely led to the retrospective selection of grant dates for many stock options granted to employees and executives during the January 1996 through May 1998 period. In addition, the required granting actions for many of these grants were not completed on the original measurement date. During this period, a substantial majority of the grants were approved using unanimous written consent forms signed by the Compensation Committee for which, in most cases, there was no documentary evidence of when approval was obtained. As discussed above, for grants where there was insufficient evidence to determine when approval was obtained, the

Company generally used the date of the first in-person Board of Directors meeting after the evidence suggested that the amount and terms of the grant were final as the revised measurement date for financial accounting purposes. Where evidence existed of advance approval by the Compensation Committee (such as facsimile header dates on signed unanimous written consent forms), the Company used this information as evidence of when the Compensation Committee approval was obtained, and used that date as the revised measurement date for financial accounting purposes.

May 1998 – November 2003: During this period the Company issued approximately 70.5 million options over 87 grant dates. In the restatement, the Company corrected measurement dates for approximately 50.6 million options granted on 79 of the 87 grants dates. The Company made these corrections because it did not complete the required granting actions by the original grant date, including, obtaining approvals from the Compensation Committee and not finalizing the amounts or recipients as of the original grant date.

During this period, a substantial majority of the grants were approved using unanimous written consent forms signed by the Compensation Committee for which, in most cases, there was no documentary evidence of when approval was actually obtained. As discussed above, where there was insufficient evidence to determine when approval conclusively was obtained, the Company generally used the date of the first in-person Board of Directors meeting after the evidence suggested that the amount and terms of the grant were final as determined by management as the revised measurement date for financial accounting purposes. However, if there was evidence sufficient for the Company to conclude that the required granting actions were completed on a date that was earlier than the next in-person Board meeting, in accordance with APB No.25, the Company set the revised measurement date at the earlier date.

November 2003 – December 2006: Beginning in November 2003, the Company granted 9.5 million options to employees on 42 grant dates pursuant to delegated authority described above. In virtually all cases these grants were made on predetermined annual grant dates or the first business day of the month following the employee's hire date or performance recognition and were issued pursuant to an underlying system of processes, controls and management approvals. After the award was communicated to the employee and the administrative processes were complete the CFO signed an internal delegation of authority form after the grant date. The Company concluded that the CFO's signature on these documents was perfunctory and was not a required granting action. During this period, approximately 3% of the individual non-executive employee grants (or 7% of the total non-executive employee options) awarded pursuant to the delegation process exceeded the delegation limitations discussed above and should have been presented for approval by the Compensation Committee. Although these grants were not approved by the Compensation Committee, they were communicated to employees and processed pursuant to the same system of processes, controls and management approvals as grants within the limitations. The Company has concluded that these grants were legally outstanding and that the requirements to establish a measurement date were met on the original grant date.

The Company revised the measurement date for the non-executive annual grant originally dated April 1, 2004. The grant was issued pursuant to the delegation of authority above and was revised because the Company had not completed the process of determining grant amounts and recipients until after the grant date. The Company determined revised measurement dates for each individual recipient through May 20, 2004 by assessing when each grant was fixed with finality as reflected in hard copy and electronic documents and other information. This was the only grant date that options issued under delegated authority were revised and the Company recognized total pre-tax stock compensation expense of approximately $0.2 million related to this grant.

Compensation Committee approval continued to be a required granting action for all stock option grants outside of the parameters of the delegated authority, as described above. For grants outside of the delegation of authority, the Compensation Committee typically approved such grants at a meeting or by unanimous written consent form. During this period, the Compensation Committee approved 2.6 million options on 19 grant dates. The Company determined that for seven of these grant dates, the original grant date differed from the appropriate measurement date for financial accounting purposes. The Company recorded approximately $32,000 in pre-tax stock-based compensation expense related to these grants. The last grant for which the Company revised the measurement date was March 1, 2005.

Board Grants. From 1996 through 2006, the Company made 48 grants to non-employee directors on 21 grant dates for a total of 3.1 million options. The Company revised the measurement dates for certain of these grants because they were awarded on dates other than the automatic dates prescribed in the applicable stockholder plan and in amounts that differed nominally from the formulas set forth in the plan. The Company recognized approximately $0.5 million in pre-tax stock-based compensation expense related to the following grants:

- The Company awarded to non-employee directors an aggregate of 0.7 million options on five grant dates between 1998 and 2002. Instead of awarding these options on the anniversary date of the directors' appointment to the Board, they were awarded on the first day of the month containing the directors' anniversary date, in error. These options were issued between three and 21 days in advance of the actual anniversary date. The Company determined that the grants were not fixed with finality until the anniversary date prescribed by the plan because that date represents the date on which approval existed pursuant to the stockholder approved plan. The Company revised the measurement dates accordingly, and recognized pre-tax compensation expense of $0.5 million representing the difference in intrinsic value between grant date prescribed by the plan and the original grant date.
- The Company awarded approximately 0.1 million options in June 2002 to non-employee directors. The grant was one day later than the automatic date prescribed by the stockholder approved plan and the number of options were nominally different from the plan formula (aggregate difference of 770 options). Based on the available evidence, the Company concluded that the grant date error constituted a modification of the automatic grant that should have occurred on the previous day. The Company concluded that the grant was fixed with finality on the date awarded and the dating error and share differences resulted in compensation expense of approximately $5,000, representing the difference in the intrinsic value between the automatic grant date prescribed by the plan and the original grant date.
- In 2000, the Company awarded an anniversary grant for approximately 0.2 million options in error one year after the actual anniversary date of the director. The Company considered the grant a modification of the prescribed automatic grant under the stockholder approved plan and concluded that the grant was fixed with finality on the grant date. However, no compensation expense resulted as the closing price of the Company's common stock increased from the automatic grant date to the grant date of the award.

Other Measurement Date Judgments

The Company identified other circumstances related to approximately 4.2 million options (approximately 3.8% of options issued) that resulted in revised measurement dates. In some instances, the Company made changes after the grant date to add individuals to the list of grant recipients and received later approval by the Compensation Committee. In other instances, the Company issued options that were different in amount than that approved by the Compensation Committee or issued options for which the Company was unable to locate the approval documentation during the investigation. In each of these circumstances, the Company evaluated the existing information related to each individual grant and it established a new measurement date when it determined that the terms of the award were fixed with finality.

Impact of the Errors on the Company's Financial Statements

The Company determined that after accounting for forfeitures, the errors described above, resulted in an understatement of stock-based compensation expense, after tax, over the respective awards vesting terms. As indicated above, most of the adjusted measurement dates were prior to December 31, 2004. Accordingly, additional compensation expense related to grant date changes subsequent to December 2003 was nominal. The additional compensation expense in 2004 and 2005 reflected below primarily relates to the impact of vesting on awards granted prior to 2004. A summary of total charges, including estimated employment related tax charges, which are comprised of withholding taxes, penalties and interest, by fiscal period, in thousands, is as follows:

Year Ended December 31,	Pre-Tax Expense	Employment Related Tax Charges	Income Taxes	Net Charge to Net Income
1996	$ 1,826	$ –	$ (689)	$ 1,137
1997	6,509	128	(2,526)	4,111
1998	14,598	1,221	(4,442)	11,377
1999	24,557	4,819	(8,411)	20,965
2000	40,627	8,069	(14,019)	34,677
2001	34,926	4,073	(11,844)	27,155
2002	20,271	(830)	(5,837)	13,604
2003	12,985	(3,042)	(3,042)	6,901
Cumulative effect at December 31, 2003	156,299	14,438	(50,810)	119,927
2004	6,226	(6,031)	161	356
2005	3,142	(2,127)	(423)	592
Total	$ 165,667	$ 6,280	$ (51,072)	$ 120,875

In addition to the amounts reflected above, for the year ended December 31, 2005, the Company had previously recognized $4.3 million in stock-based compensation expense related to stock-based awards. Accordingly, total pre-tax stock-based compensation expense 2005 was approximately $7.4 million. Previously recorded stock-based compensation expense, if any, for each of the years ended December 31, 1996 through December 31, 2004 was not material. The total pre-tax stock-based compensation expense for the period from January 1, 1996 through December 31, 2005 was approximately $170.0 million.

The following table reflects the impacts of the restatement adjustments on the Company's consolidated statements of income for the periods presented below (in thousands):

Category of Adjustments:	2005	2004	Cumulative Effect from January 1, 1996 through December 31, 2003
Pre-tax stock-based compensation expense related to stock option measurement date changes	$ 3,142	$ 6,226	$ 156,299
Other tax charges	(2,127)	(6,031)	14,438
Income tax impact on other tax charges	727	1,963	(3,848)
Income tax adjustments related to IRC Section 162 (m)	(288)	—	494
Income tax impact related to stock option compensation expense date changes	(862)	(1,802)	(47,456)
Total income tax adjustments	(423)	161	(50,810)
Total charge to net income	$ 592	$ 356	$ 119,927

In this Annual Report, the Company recorded pre-tax stock-based compensation expense of approximately $3.1 million and $6.2 million for the years ended December 31, 2005 and 2004, respectively, and $156.3 million related to years prior to fiscal 2004. There was no impact on revenue or cash and investments as a result of this additional stock compensation expense and the adjustments related to the Company's historical stock option granting practices.

The cumulative effect of the restatement adjustments on the consolidated balance sheet at December 31, 2005 was an increase in additional paid-in capital, offset by a corresponding decrease in retained earnings and deferred compensation, which results in no net effect on stockholders' equity. There were also adjustments made to increase the Company's short and long-term deferred tax assets and its accrued expenses due to the tax effects of the restatement. The adjustments decreased previously reported basic net income per share by $0.01 for the year ended December 31, 2005 and had no impact on previously reported basic net income per share for the year ended December 31, 2004. The adjustments had no impact on previously reported diluted net income per share for the years ended December 31, 2005 and 2004.

Tax Related Issues

Because virtually all holders of stock options granted by the Company were not involved in or aware of the incorrect pricing of certain options, the Company has taken and intends to take further actions to address certain adverse tax consequences that may be incurred by the holders of such incorrectly priced options. The primary adverse tax consequence is that the re-measured options vesting after December 31, 2004 subject the option holder to a penalty tax under Section 409A of the IRC (and, as applicable, similar excise taxes under state laws). As a result during the first quarter of 2007, the Company has recorded $2.5 million, net of income tax, in liabilities related to the anticipated payment by the Company of payroll and excise taxes on behalf of the Company's employees for options that were exercised during open tax years under the related statutes. The Company expects to incur approximately $0.9 million, net of income tax, in additional charges to correct future adverse tax consequences under IRC Section 409A related to future employee option exercises of incorrectly priced options.

Additionally, the Company believes that United States tax deductions taken for stock option exercises in prior years, which pertained to certain executives may not be deductible under limitations imposed by IRC Section 162(m). Section 162(m) limits the deductibility of compensation above $1 million to certain executive officers of public companies when such compensation is not incentive based. As a result, the Company has reduced its available tax net operating loss carry-forwards arising from certain previously exercised stock options. The Company restated its tax provisions in the periods in which the benefits were recorded.

As a result of the review, the Company also determined that it failed to properly withhold employment (the employee and Company portions of FICA and supplemental federal withholding) taxes associated with certain stock option exercises. The Company recorded such amounts in the consolidated statements of income in the period in which the Company was originally obligated to make the withholding. Additionally, for tax years where the statute of limitations has lapsed, the Company has recorded the reduction in previously recorded liabilities in the period the statute of limitations expires. The Company has recorded approximately $8.0 million, net of income tax, through December 31, 2006 for employment taxes and related charges.

The Company restated its prior year income tax amounts in Note 12 to reflect the impacts of the adjustments described above.

Additionally, the Company has restated the pro forma amortization of deferred stock compensation included in net income, net of tax, and total stock-based compensation expenses determined under the fair value based method, under SFAS No. 123 to reflect the impact of the stock-based compensation expense resulting from the correction of option grants in the investigation.

The following table presents the effect of the related adjustments on the pro forma calculation of the net income per share under SFAS No. 123 for the years ended December 31, 2005 and 2004 (in thousands, except per share amounts):

	Year Ended December 31, 2005			Year Ended December 31, 2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Net income:	$ 166,340	$ (731)	$ 165,609	$ 131,546	$ (259)	$ 131,287
Add: Total stock-based compensation expense included in reported net income, net of tax	2,744	3,023	5,767	—	5,159	5,159
Deduct: Total stock-based compensation expense determined using fair value method, net of tax	(37,881)	(594)	(38,475)	(48,043)	1,041	(47,002)
Pro forma net income	$ 131,203	$ 1,698	$ 132,901	$ 83,503	$ 5,941	$ 89,444
Basic net income per share:						
As reported	$ 0.97	$ (0.01)	$ 0.96	$ 0.78	$ —	$ 0.78
Pro forma	$ 0.76	$ 0.01	$ 0.77	$ 0.49	$ 0.04	$ 0.53
Diluted net income per share						
As reported	$ 0.93	$ —	$ 0.93	$ 0.75	$ —	$ 0.75
Pro forma	$ 0.74	$ 0.01	$ 0.75	$ 0.48	$ 0.03	$ 0.51

The following table presents the effects of the stock-based compensation and related tax adjustments made to the Company's previously reported consolidated balance sheet as of December 31, 2005 (in thousands, except per share amounts):

	As Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	**$ 484,035**	$ —	$ 484,035
Short-term investments	**18,900**	—	18,900
Accounts receivable, net	**142,015**	—	142,015
Inventories, net	**3,933**	—	3,933
Prepaid expenses and other current assets	**31,164**	—	31,164
Current portion of deferred tax assets, net	**46,410**	952	47,362
Total current assets	**726,457**	952	727,409
Restricted cash equivalents and investments	**63,728**	—	63,728
Long-term investments	**51,286**	—	51,286
Property and equipment, net	**73,727**	—	73,727
Goodwill, net	**591,994**	—	591,994
Other intangible assets, net	**137,333**	—	137,333
Long-term portion of deferred tax assets, net	**29,158**	16,374	45,532
Other assets	**7,973**	—	7,973
Total assets	**$ 1,681,656**	$ 17,326	$ 1,698,982
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	**$ 33,495**	$ —	$ 33,495
Accrued expenses	**125,029**	6,278	131,307
Income taxes payable	**1,329**	—	1,329
Current portion of deferred revenues	**266,223**	—	266,223
Total current liabilities	**426,076**	6,278	432,354
Long-term portion of deferred revenues	**19,803**	—	19,803
Long-term debt	**31,000**	—	31,000
Other liabilities	**1,297**	—	1,297
Commitments and contingencies			
Stockholders' equity:			
Preferred stock at $.01 par value: 5,000 shares authorized	**—**	—	—
Common stock at $.001 par value: 1,000,000 shares authorized	**226**	—	226
Additional paid-in capital	**1,189,460**	134,509	1,323,969
Deferred compensation	**(18,873)**	(2,544)	(21,417)
Retained earnings	**944,626**	(120,917)	823,709
Accumulated other comprehensive loss	**(4,463)**	—	(4,463)
	2,110,976	11,048	2,122,024
Less — common stock in treasury, at cost	**(907,496)**	—	(907,496)
Total stockholders' equity	**1,203,480**	11,048	1,214,528
	$ 1,681,656	$ 17,326	$ 1,698,982

The following table presents the effects of the stock-based compensation and related tax adjustments made to the Company's previously reported consolidated statements of income (in thousands, except share and per share amounts):

	Year Ended December 31, 2005			Year Ended December 31, 2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues:						
Product licenses	**$ 409,435**	$ –	$ 409,435	$ 369,826	$ –	$ 369,826
License updates	**331,102**	–	331,102	271,547	–	271,547
Online services	**99,097**	–	99,097	44,101	–	44,101
Technical services	**69,088**	–	69,088	55,683	–	55,683
Total net revenues	**908,722**	–	908,722	741,157	–	741,157
Cost of revenues:						
Cost of product license revenues	**14,404**	–	14,404	3,824	–	3,824
Cost of services revenues	**26,794**	135	26,929	16,472	233	16,705
Amortization of product related intangibles	**16,766**	–	16,766	6,127	–	6,127
Total cost of revenues	**57,964**	135	58,099	26,423	233	26,656
Gross margin	**850,758**	(135)	850,623	714,734	(233)	714,501
Operating expenses:						
Research and development	**108,687**	64	108,751	86,357	297	86,654
Sales, marketing and support	**393,420**	733	394,153	337,566	211	337,777
General and administrative	**125,538**	(113)	125,425	106,516	(717)	105,799
Amortization of other intangible assets	**11,622**	–	11,622	6,204	–	6,204
In-process research and development	**7,000**	–	7,000	19,100	–	19,100
Total operating expenses	**646,267**	684	646,951	555,743	(209)	555,534
Income from operations	**204,491**	(819)	203,672	158,991	(24)	158,967
Interest income	**23,614**	–	23,614	14,274	–	14,274
Interest expense	**(2,229)**	(197)	(2,426)	(4,367)	(170)	(4,537)
Write-off of deferred debt issuance costs	**–**	–	–	(7,219)	–	(7,219)
Other (expense) income, net	**(368)**	(138)	(506)	2,754	97	2,851
Income before income taxes	**225,508**	(1,154)	224,354	164,433	(97)	164,336
Income taxes	**59,168**	(423)	58,745	32,887	162	33,049
Net income	**$ 166,340**	$ (731)	$ 165,609	$ 131,546	$ (259)	$ 131,287
Earnings per share:						
Basic	**$ 0.97**	$ (0.01)	$ 0.96	$ 0.78	$ –	$ 0.78
Diluted	**$ 0.93**	$ –	$ 0.93	$ 0.75	$ –	$ 0.75
Weighted average shares outstanding:						
Basic	**172,221**	–	172,221	168,868	–	168,868
Diluted	**178,036**	(265)	177,771	174,734	(360)	174,374

Shares used for purposes of computing the diluted earnings per share are different in this Annual Report as unearned stock compensation, significant amounts of which were recorded as part of the restatement have been presented in stockholders' equity, is considered proceeds for purposes of applying the treasury stock method to determine incremental common shares to be included in diluted shares in periods in which the Company has reported net income.

The restatement did not impact net cash flows from operating, investing or financing activities. However, certain items within net cash provided by operating activities were impacted by the adjustments. The following table presents the effects of the stock-based compensation and related tax adjustments made to the Company's previously reported consolidated cash flows from operating activities (in thousands):

	December 31,					
	2005			2004		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Operating Activities						
Net income	**$ 166,340**	$ (731)	$ 165,609	$ 131,546	$ (259)	$ 131,287
Adjustments to reconcile net income to net cash provided by operating activities:						
Amortization of intangible assets	**28,388**	–	28,388	12,331	–	12,331
Depreciation and amortization of property and equipment	**21,970**	–	21,970	21,247	–	21,247
Stock-based compensation expense	**4,261**	3,142	7,403	26	6,226	6,252
Accretion of original issue discount and amortization of financing cost	**483**	–	483	4,318	–	4,318
Write-off of deferred debt issuance costs	**–**	–	–	7,219	–	7,219
In-process research and development	**7,000**	–	7,000	19,100	–	19,100
Provision for doubtful accounts	**146**	–	146	1,108	–	1,108
Provision for product returns	**5,954**	–	5,954	6,663	–	6,663
Provision for inventory reserves	**383**	–	383	428	–	428
Deferred income tax benefit	**(14,348)**	(423)	(14,771)	(2,360)	161	(2,199)
Tax effect of stock-based compensation	**38,336**	(3,291)	35,045	20,875	(4,433)	16,442
Other non-cash items	**(325)**	–	(325)	323	–	323
Total adjustments to reconcile net income to net cash provided by operating activities	**92,248**	(572)	91,676	91,278	1,954	93,232
Changes in operating assets and liabilities, net of effects of acquisitions:						
Accounts receivable	**(28,424)**	–	(28,424)	(25,312)	–	(25,312)
Inventories	**(1,707)**	–	(1,707)	(80)	–	(80)
Prepaid expenses and other current assets	**2,482**	–	2,482	9,252	–	9,252
Other assets	**234**	–	234	(456)	–	(456)
Deferred tax assets, net	**2,111**	3,430	5,541	12,249	4,336	16,585
Accounts payable	**12,052**	–	12,052	(1,467)		(1,467)
Accrued expenses	**(3,206)**	(2,127)	(5,333)	6,533	(6,031)	502
Income tax payable	**(868)**	–	(868)	(3,303)	–	(3,303)
Deferred revenues	**54,864**	–	54,864	54,118	–	54,118
Other liabilities	**(2,983)**	–	(2,983)	(9,077)	–	(9,077)
Total changes in operating assets and liabilities, net of effects of acquisitions	**34,555**	1,303	35,858	42,457	(1,695)	40,762
Net cash provided by operating activities	**$ 293,143**	$ –	$ 293,143	$ 265,281	$ –	$ 265,281

3. Significant Accounting Policies

Consolidation Policy

The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries in the Americas, Europe, the Middle East and Africa ("EMEA") and Asia-Pacific. All significant transactions and balances between the Company and its subsidiaries have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2006 and 2005 consist of marketable securities, which are primarily money market funds, commercial paper, agency securities, corporate securities and municipal securities with initial or remaining contractual maturities when purchased of three months or less. The Company minimizes its credit risk associated with cash and cash equivalents by investing primarily in investment grade, highly liquid instruments.

Restricted Cash Equivalents and Investments

Restricted cash equivalents and investments at December 31, 2006 and 2005 are primarily comprised of $62.8 million in investment securities and cash equivalents pledged as collateral for specified obligations under the Company's synthetic lease arrangement. The Company maintains the ability to manage the composition of the restricted cash equivalents and investments within certain limits and to withdraw and use excess investment earnings from the restricted collateral for operating purposes. For further information, see Note 11.

Investments

Short-term and long-term investments at December 31, 2006 and 2005 primarily consist of corporate securities, agency securities, commercial paper, municipal securities and government securities. Investments classified as available-for-sale are stated at fair value with unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss). Investments classified as held-to-maturity are stated at amortized cost. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 95, *Statement of Cash Flows,* the Company classifies available-for-sale securities, including its investments in auction rate securities that are available to meet the Company's current operational needs, as short-term. The Company does not recognize changes in the fair value of its investments in income unless a decline in value is considered other-than-temporary in accordance with the Financial Accounting Standards Board (the "FASB") Staff Position 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.*

The Company minimizes its credit risk associated with investments by investing primarily in investment grade, highly liquid securities. The Company's policy is designed to limit exposure to any one issuer depending on credit quality. Periodic evaluations of the relative credit standing of those issuers are considered in the Company's investment strategy. The Company uses information provided by third parties to adjust the carrying value of certain of its investments and derivative instruments to fair value at the end of each period. Fair values are based on valuation models that use market quotes and, for certain investments, assumptions as to the creditworthiness of the entities issuing those underlying instruments.

Accounts Receivable

The Company's accounts receivable are due from value-added resellers, distributors and end customers. Collateral is not required. Product returns are provided for in the consolidated financial statements and have historically been within management's expectations. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers' payment history and creditworthiness. The allowance for doubtful accounts was $2.4 million and $2.1 million as of December 31, 2006 and 2005, respectively. If the financial condition of a significant distributor or customer were to deteriorate, the Company's operating results could be adversely affected. No distributor or customer accounted for more than 10% of gross accounts receivable at December 31, 2006 or 2005.

Inventory

Inventories are stated at the lower of cost or market on a first-in, first out basis and primarily consist of finished goods. As of December 31, 2006 and 2005, the provision to reduce obsolete or excess inventories to market was $5.2 million and $0.6 million, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally three years for computer equipment, software, office equipment and furniture, the lesser of the lease term or five years for leasehold improvements, which is the estimated useful life, seven years for the Company's enterprise resource planning system and 40 years for buildings. Depreciation expense was $27.4 million, $22.0 million and $21.2 million for 2006, 2005 and 2004, respectively.

During 2006 and 2005, the Company retired $3.3 million and $8.0 million, respectively, in property and equipment that were no longer in use. At the time of retirement, the remaining net book value of these assets was immaterial and no asset retirement obligations were associated with them.

Property and equipment consist of the following:

	December 31,	
(In thousands)	**2006**	2005
Buildings	**$ 17,781**	$ 17,781
Computer equipment	**86,001**	66,594
Software	**68,185**	53,479
Equipment and furniture	**21,453**	19,401
Leasehold improvements	**46,532**	39,075
Land	**9,062**	9,062
	249,014	205,392
Less accumulated depreciation and amortization	**(156,434)**	(131,665)
	$ 92,580	$ 73,727

Long-Lived Assets

The Company reviews for impairment of long-lived assets and certain identifiable intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. During 2006, 2005 and 2004, the Company did not recognize any impairment charges associated with its long-lived or intangible assets.

Goodwill

The Company accounts for goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142, requires that goodwill and certain intangible assets are not amortized, but are subject to an annual impairment test. At December 31, 2006 and 2005, the Company had $631.7 million and $592.0 million of goodwill, respectively. There was no impairment of goodwill as a result of the annual impairment tests completed during the fourth quarters of 2006 and 2005. Excluding goodwill, the Company has no intangible assets deemed to have indefinite lives. Substantially all of the Company's goodwill at December 31, 2006 and December 31, 2005 was associated with the Americas and Online Services reportable segments. See Note 4 for acquisitions and Note 13 for segment information.

Intangible Assets

The Company has intangible assets with finite lives that are recorded at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years, except for patents, which are amortized over the lesser of their remaining life or ten years. In accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,* the Company records acquired core and product technology at net realizable value and reviews this technology for impairment on a periodic basis by comparing the estimated net realizable value to the unamortized cost of the technology. There has been no impairment of these assets for any of the periods presented.

Intangible assets consist of the following (in thousands):

	December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life
Core and product technologies	$ 137,071	$ 55,301	5.58 years
Other	85,754	37,062	5.29 years
Total	$ 222,825	$ 92,363	5.47 years

	December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Life
Core and product technologies	$ 165,975	$ 84,255	5.27 years
Other	81,254	25,641	4.88 years
Total	$ 247,229	$ 109,896	5.14 years

Other intangible assets consist primarily of customer relationships, trade names, covenants not to compete and patents. Amortization of product related intangible assets includes amortization of core and product technologies and patents and is reported as a cost of revenues in the accompanying consolidated statements of income. Amortization of other intangible assets includes amortization of customer relationships, trade names and covenants not to compete and is reported as an operating expense in the accompanying consolidated statements of income.

Estimated future annual amortization expense is as follows (in thousands):

Year ending December 31,	
2007	$ 33,319
2008	30,245
2009	25,609
2010	22,205
2011	11,686

During 2006, the Company retired approximately $56.8 million of fully amortized intangible assets that were no longer in use from its books. During 2004, the Company reclassified certain acquired intangible assets to goodwill to adjust the purchase price allocation resulting from a 2001 acquisition. The adjustment resulted in a $4.4 million reduction of amortization expense, net of related tax effect of $2.8 million in 2004.

Software Development Costs

SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,* requires certain software development costs to be capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Software development costs incurred beyond the establishment of technological feasibility have not been significant.

The Company accounts for software developed for internal use pursuant to the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* . Pursuant to SOP No. 98-1, the Company capitalizes external direct costs of materials and services used in the project and internal costs such as payroll and benefits of those employees directly associated with the development of internal use software and software developed related to its online service offerings. The amount of costs capitalized in 2006 and 2005 relating to internal use software was $18.7 million and $7.2 million, respectively. These costs are being amortized over the estimated useful life of the software, which is generally three to seven years, and are included in property and equipment in the accompanying consolidated balance sheets.

Revenue Recognition

The Company markets and licenses products primarily through multiple channels such as value-added resellers, channel distributors, system integrators, independent software vendors, its Websites and original equipment manufacturers. The Company's product licenses are generally perpetual. The Company also separately sells license updates and services, which may include product training, technical support and consulting services, as well as online services.

The Company's software products are purchased by medium and small-sized businesses, with a minimal number of locations, and larger business enterprises with more complex multiserver environments that deploy the Company's software products on a departmental or enterprise-wide basis. Products may be delivered indirectly by channel distributors or original equipment manufacturers or directly to the end-user by the Company via packaged product or download from the Company's Website. The Company's appliance products are integrated with software that is essential to the functionality of the equipment. The Company provides license updates for appliances, which include unspecified software upgrades and enhancements through its maintenance contracts. Accordingly, for these appliances, the Company accounts for revenue in accordance with SOP No. 97-2, " *Software Revenue Recognition, (as amended by SOP 98-4 and SOP 98-9)*" and all related interpretations, as described in detail below. The Company's online services are purchased by small and medium sized businesses, as well as, individuals and are centrally hosted on the Company's Websites.

Revenue is recognized when it is earned. The Company's revenue recognition policies are in compliance with SOP 97-2 and related amendments and interpretations. In addition, the Company's online services revenue is recognized in accordance with Emerging Issues Task Force ("EITF") No. 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware*. The Company recognizes revenue when all of the following criteria are met: persuasive evidence of the arrangement exists; delivery has occurred and the Company has no remaining obligations; the fee is fixed or determinable; and collectibility is probable. The Company defines these four criteria as follows:

- Persuasive evidence of the arrangement exists. The Company recognizes revenue on packaged products and appliances upon shipment to distributors and resellers. For packaged product and appliance sales, it is the Company's customary practice to require a purchase order from distributors and resellers who have previously negotiated a master packaged product distribution or resale agreement. For electronic and paper license arrangements, the Company typically requires a purchase order from the distributor, reseller or end-user (depending on the arrangement) and an executed product license agreement from the end-user. For technical support, product training and consulting services, the Company requires a purchase order and an executed agreement. For online services, the Company requires the customer or the reseller to electronically accept the terms of an online services agreement or execute a contract.
- Delivery has occurred and the Company has no remaining obligations. For product license and appliance sales, the Company's standard delivery method is free-on-board shipping point. Consequently, it considers delivery of packaged products and appliances to have occurred when the products are shipped pursuant to an agreement and purchase order. The Company considers delivery of licenses under electronic licensing agreements to have occurred when the related products are shipped and the end-user has been electronically provided the software activation keys that allow the end-user to take immediate possession of the product. For product training and consulting services, the Company fulfills its obligation when the services are performed. For license updates, technical support and online services, the Company assumes that its obligation is satisfied ratably over the respective terms of the agreements, which are typically 12 to 24 months.

- The fee is fixed or determinable. In the normal course of business, the Company does not provide customers the right to a refund of any portion of their license fees or extended payment terms. The Company sells license updates and services, which includes technical support, product training and consulting services, and online services separately and it determines vendor specific objective evidence ("VSOE") of fair value by the price charged for each of these items when sold separately or based on applicable renewal rates.
- Collectibility is probable. The Company determines collectibility on a customer-by-customer basis and generally does not require collateral. The Company typically sells product licenses and license updates to distributors or resellers for whom there are histories of successful collection. New customers are subject to a credit review process that evaluates their financial position and ultimately their ability to pay. Customers are also subject to an ongoing credit review process. If the Company determines from the outset of an arrangement that collectibility is not probable, revenue recognition is deferred until customer payment is received and the other parameters of revenue recognition described above have been achieved. Management's judgment is required in assessing the probability of collection, which is generally based on evaluation of customer specific information, historical experience and economic market conditions.

Net revenues include the following categories: Product Licenses, License Updates, Online Services and Technical Services. Product Licenses primarily represent fees related to the licensing of the Company's software and appliance products. These revenues are reflected net of sales allowances, cooperative advertising agreements and provisions for stock balancing return rights. License Updates consist of fees related to the Subscription Advantage program that are recognized ratably over the term of the contract, which is typically 12-24 months. Subscription Advantage is a renewable program that provides subscribers with immediate access to software upgrades, enhancements and maintenance releases when and if they become available during the term of the contract. Online Services revenues consist primarily of fees related to online service agreements and are recognized ratably over the contract term. Technical Services revenues are comprised of fees from technical support services which are recognized ratably over the contract term as well as revenues from product training and certification, and consulting services revenue related to implementation of the Company's products, which is recognized as the services are provided.

The Company licenses most of its products bundled with a one year contract for license updates that provide the end-user with free enhancements and upgrades to the licensed product on a when and if available basis. Customers may also elect to purchase subscriptions for license updates, when not bundled with the initial product release or purchase, technical support, product training or consulting services. The Company allocates revenue to license updates and any other undelivered elements of the arrangement based on VSOE of fair value of each element and such amounts are deferred until the applicable delivery criteria and other revenue recognition criteria described above have been met. The balance of the revenue, net of any discounts inherent in the arrangement, is recognized at the outset of the arrangement using the residual method as the product licenses are delivered. If management cannot objectively determine the fair value of each undelivered element based on the VSOE of fair value, revenue recognition is deferred until all elements are delivered, all services have been performed, or until fair value can be objectively determined.

In the normal course of business, the Company does not permit product returns, but it does provide most of its distributors with stock balancing and price protection rights. Stock balancing rights permit distributors to return products to the Company by the forty-fifth day of the fiscal quarter, subject to ordering an equal dollar amount of the Company's other products prior to the last day of the same fiscal quarter. Price protection rights require that the Company grant retroactive price adjustments for inventories of products held by distributors if it lowers prices for such products. The Company establishes provisions for estimated returns for stock balancing and price protection rights, as well as other sales allowances, concurrently with the recognition of revenue. The provisions are established based upon consideration of a variety of factors, including, among other things, recent and historical return rates for both, specific products and distributors, estimated distributor inventory levels by product, the impact of any new product releases and projected economic conditions. Actual product returns for stock balancing and price protection provisions incurred are, however, dependent upon future events, including the amount of stock balancing activity by distributors and the level of distributor inventories at the time of any price adjustments. The Company continually monitors the factors that influence the pricing of its products and distributor inventory levels and makes adjustments to these provisions when it believes actual returns and other allowances could differ from established reserves. The Company's ability to recognize revenue upon shipment to distributors is predicated on its ability to reliably estimate future stock balancing returns. If actual experience or changes in market condition impairs the Company's ability to estimate returns, it would be required to defer the recognition of revenue until the delivery of the product to the end-user. Allowances for estimated product returns amounted to approximately $1.7 million and $2.3 million at December 31, 2006 and December 31, 2005, respectively. The Company has not reduced and has no current plans to reduce its prices for inventory currently held by distributors. Accordingly, there were no reserves required for price protection at December 31, 2006 and 2005. The Company also records estimated reductions to revenue for customer programs and incentive offerings including volume-based incentives. If market conditions were to decline, the Company could take actions to increase its customer incentive offerings, which could result in an incremental reduction to revenue at the time the incentive is offered.

Product Concentration

The Company derives a substantial portion of its revenues from its Presentation Server product and anticipates that this product and future derivative products and product lines based upon this technology will continue to constitute a majority of its revenue. The Company could experience declines in demand for products, whether as a result of general economic conditions, new competitive product releases, price competition, lack of success of its strategic partners, technological change or other factors.

Cost of Revenues

Cost of product license revenues consists primarily of hardware, product media and duplication, manuals, packaging materials, shipping expense, server capacity costs and royalties. In addition, the Company is a party to licensing agreements with various entities, which give the Company the right to use certain software code in its products or in the development of future products in exchange for the payment of fixed fees or amounts based upon the sales of the related product. The licensing agreements generally have terms ranging from one to five years, and generally include renewal options. However, some agreements may be perpetual unless expressly terminated. Royalties and other costs related to these agreements are included in cost of revenues. Cost of services revenue consists primarily of compensation and other personnel-related costs of providing technical support and consulting, as well as, the Company's online services. Also included in cost of revenues is amortization of product related intangible assets which includes acquired core and product technology and associated patents.

Foreign Currency

The functional currency of each of the Company's wholly-owned foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities of the subsidiaries are remeasured into U.S. dollars at year end exchange rates, and revenues and expenses are remeasured at average rates prevailing during the year. Remeasurement and foreign currency transaction (losses) gains of approximately $(0.2) million, $(0.4) million and $1.8 million for the years ended December 31, 2006, 2005, and 2004, respectively, are included in other (expense) income, net, in the accompanying consolidated statements of income.

Derivatives and Hedging Activities

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations and amendments, the Company records derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. For derivatives that are designated as and qualify as effective cash flow hedges, the portion of gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings as operating income (expense) when the hedged transaction affects earnings. For derivative instruments that are designated as and qualify as effective fair value hedges, the gain or loss on the derivative instrument as well as the offsetting gain or loss on the hedged item attributable to the hedged risk is recognized in current earnings as interest income (expense) during the period of the change in fair values. Derivatives not designated as hedging instruments are adjusted to fair value through earnings as other (expense) income in the period the changes in fair value occur. The application of the provisions of SFAS No. 133 could impact the volatility of earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes attributing all derivatives that are designated as cash flow hedges to floating rate assets or liabilities or forecasted transactions and attributing all derivatives that are designated as fair value hedges to fixed rate assets or liabilities. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in cash flows or fair value of the hedged item. Fluctuations in the value of the derivative instruments are generally offset by changes in the hedged item; however, if it is determined that a derivative is not highly effective as a hedge or if a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting prospectively for the affected derivative.

Advertising Expense

The Company expenses advertising costs as incurred. The Company has cooperative advertising agreements with certain distributors and resellers whereby the Company will reimburse distributors and resellers for qualified advertising of Citrix products. The Company also has advertising agreements with, and purchases advertising from, online media providers to advertise its online services products. Reimbursement is made once the distributor, reseller or provider provides substantiation of qualified expenditures. The Company estimates the impact of these expenses and recognizes them at the time of product sales as a reduction of net revenue or as a component of sales, marketing and support expenses in the accompanying consolidated statements of income. The Company recognized advertising expenses of approximately $54.2 million, $38.8 million and $35.2 million, during the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

The Company estimates income taxes based on rates in effect in each of the jurisdictions in which it operates. Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria of SFAS No. 109, *Accounting for Income Taxes* .

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates made by management include the provision for doubtful accounts receivable, provision for estimated returns for stock balancing and price protection rights, as well as other sales allowances, the assumptions used in the valuation of stock-based awards, the valuation of the Company's goodwill, net realizable value of core and product technology, the provision for vacant facility costs, the provision for income taxes and the amortization and depreciation periods for intangible and long-lived assets. While the Company believes that such estimates are fair when considered in conjunction with the consolidated financial position and results of operations taken as a whole, the actual amounts of such estimates, when known, will vary from these estimates.

Accounting for Stock-Based Compensation

The Company has various stock-based compensation plans for its employees and outside directors. Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment* , and related interpretations using the modified-prospective transition method. Under that method, compensation cost recognized in 2006 includes (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) compensation cost for all stock-based awards granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Results for prior periods have not been restated. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* , and related interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation.* The Company did not recognize compensation cost related to stock options granted to its employees and non-employee directors that had an exercise price equal to or above the market value of the underlying common stock on the date of grant in its consolidated statement of income prior to January 1, 2006. See Note 7 for further information regarding the Company's stock-based compensation plans.

Earnings per Share

Basic earnings per share is calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon the exercise of certain stock options (calculated using the treasury stock method). Certain shares under the Company's stock-based compensation programs were excluded from the computation of diluted earnings per share due to their anti-dilutive effect for the respective periods in which they were outstanding. The reconciliation of the numerator and denominator of the earnings per share calculation is presented in Note 15.

Reclassifications

Certain reclassifications of the prior years' financial statements have been made to conform to the current year's presentation.

4. Acquisitions

2006 Acquisitions

During 2006, the Company acquired all of the issued and outstanding capital stock of two privately held companies, Reflectent Software, Inc., a provider of solutions to monitor the real-time performance of client-server, Web and desktop applications from an end-user perspective, and Orbital Data Corporation, a provider of solutions that optimize the delivery of applications over wide area networks, (the "2006 Acquisitions"). The 2006 Acquisitions strengthen the Company's Application Delivery Infrastructure products which are designed to offer comprehensive solutions across all dimensions of application delivery. The total consideration for the 2006 Acquisitions was $68.0 million comprised of cash paid of $65.1 million and other costs related primarily to estimated direct transaction costs of $2.9 million including approximately $0.3 million related to stock-based awards that were granted and vested upon consummation of the acquisitions. As part of the 2006 Acquisitions, the Company assumed approximately 0.4 million non-vested stock-based awards upon the closing of the transaction. See Note 7 for more information regarding the stock-based awards assumed. Revenues from the acquired products are primarily included in the Company's Product License revenue and Technical Services revenue in the accompanying consolidated statements of income.
The sources of funds for consideration paid in these transactions consisted of available cash and investments. The 2006 Acquisitions results of operations have been included in the Company's consolidate results of operations beginning after the date of the respective acquisitions and are not significant in relation to the Company's consolidated financial statements. Accordingly, they are excluded from

the pro forma disclosures presented below.

Under the purchase method of accounting, the purchase price for the 2006 Acquisitions was allocated to the acquired companies' net tangible and intangible assets based on their estimated fair values as of the date of the completion of the respective acquisition. The allocation of the total purchase price is summarized below (in thousands):

	Purchase Price Allocation	Asset Life
Current assets	$ 5,153	
Property and equipment	1,595	Various
Other assets	4,543	
In-process research and development	1,000	
Intangible assets	20,910	3-6 years
Goodwill	44,353	Indefinite
Assets acquired	77,554	
Current liabilities assumed	(9,530)	
Net assets acquired, including direct transaction costs	$ 68,024	

Current assets acquired and current liabilities assumed in connection with the 2006 Acquisitions consisted mainly of short-term investments, accounts receivable, inventory, other accrued expenses, short-term debt and deferred revenues. Other assets consisted primarily of deferred tax assets. The $44.4 million of goodwill related to the 2006 Acquisitions was assigned to the Company's Americas segment and is not deductible for tax purposes. See Note 13 for segment information.

Identifiable intangible assets purchased in the 2006 Acquisitions, in thousands, and their weighted average lives are as follows:

		Weighted Life
Covenants not to compete	$ 110	3.0 years
Trade name	400	5.0 years
Customer relationships	3,100	4.7 years
Core and product technologies	17,300	5.7 years
Total	$ 20,910	

2005 Acquisitions

During 2005, the Company acquired all of the issued and outstanding capital stock of two privately held companies, NetScaler, Inc. and Teros, Inc. (the "2005 Acquisitions") for a total of $172.8 million in cash, 6.6 million shares of the Company's common stock valued at $154.8 million and estimated direct transaction costs of $6.2 million. The Company also assumed $20.6 million in non-vested stock-based compensation upon the closing of the NetScaler transaction that was accounted for in accordance with FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25)* and was recorded as deferred compensation in the accompanying 2005 consolidated balance sheet, The assumed awards had an excess of fair value over intrinsic value of $0.5 million, which is reflected in the total consideration for the transaction. In addition, in 2006, the Company received an immaterial number of shares related to non-tendering payees of the 2005 Acquisitions. The 2005 Acquisitions further extend the Company's Application Delivery Infrastructure, which are designed to offer comprehensive solutions across all dimensions of application delivery. Revenues from the acquired products are primarily included in the Company's Product License revenue and Technical Services revenue in the accompanying consolidated statements of income. In connection with the 2005 Acquisitions, the Company allocated $230.0 million to goodwill, $40.2 million to core technology and $35.8 million to other intangible assets. The Company assigned all of the goodwill to its Americas segment.

2004 Acquisitions

During 2004, the Company acquired all of the issued and outstanding capital stock of two privately held companies Net6, Inc., a leader in providing secure access gateways and Expertcity.com, Inc., a leader in Web-based desktop access, as well as, a leader in Web-based meeting and customer assistance services (the "2004 Acquisitions"). The consideration for the 2004 Acquisitions was $291.0 million comprised of $161.8 million in cash, $6.1 million of direct transaction costs and 5.8 million shares of the Company's common stock valued at $124.8 million. The common stock valued at $124.8 million included $118.0 million related to the initial purchase price and the remaining balance is primarily related to additional common stock earned by Expertcity.com, Inc., upon the achievement of certain revenue and other financial milestones during 2004 pursuant to the applicable merger agreement, which were issued in March 2005. The fair value of the common stock earned as additional purchase price consideration was recorded as goodwill on the date earned. In connection with the 2004 Acquisitions, the Company allocated $195.1 million to goodwill, $38.7 million to core and product technology and $32.4 million to other intangible assets. The Company assigned $31.7 million of the goodwill to its Americas segment and $163.4 million of the goodwill to its Citrix Online Division. The sources of funds for consideration paid in these transactions consisted of available cash and investments and the Company's authorized common stock. There is no additional contingent consideration related to the transactions.

2005 and 2004 Acquisitions Pro Forma Disclosure

The results of operations of the 2005 and 2004 Acquisitions were included in the Company's results of operations beginning after their respective acquisition dates and are reflected for the full year 2006. The following unaudited pro forma information combines the consolidated results of operations of Citrix and the companies that it acquired as if the acquisitions had occurred at the beginning of fiscal year 2004 (in thousands, except per share data):

	December 31,	
	2005	2004
	(Restated)	(Restated)
Revenues	$ 934,039	$ 770,339
Income from operations	168,367	89,498
Net income	141,617	85,023
Per share - basic	0.80	0.48
Per share - diluted	0.77	0.47

Purchase Accounting for Acquisitions

The fair values used in determining the purchase price allocation for certain intangible assets for the Company's acquisitions were based on estimated discounted future cash flows, royalty rates and historical data, among other information. Purchased in-process research and development ("IPR&D") of $1.0 million, $7.0 million and $19.1 million was expensed immediately upon the closing of the 2006 Acquisitions, 2005 Acquisitions and 2004 Acquisitions, respectively, in accordance with FASB Interpretation No. 4, *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,* due to the fact that it pertained to technology that was not currently technologically feasible, meaning it had not reached the working model stage, did not contain all of the major functions planned for the product, was not ready for initial customer testing and had no alternative future use. The fair value assigned to IPR&D was determined using the income approach, which includes estimating the revenue and expenses associated with a project's sales cycle and by estimating the amount of after-tax cash flows attributable to the projects. The future cash flows were discounted to present value utilizing an appropriate risk-adjusted rate of return, which ranged from 17% to 25%. The rate of return included a factor that takes into account the uncertainty surrounding the successful development of the IPR&D.

Ardence Delaware, Inc.

On January 5, 2007, the Company acquired all of the issued and outstanding capital stock of Ardence Delaware, Inc. ("Ardence"), a leading provider of solutions that allow information technology administrators to set up and configure PCs, servers, and Web servers in real time from a centrally managed source. This acquisition strengthens the Company's application delivery capabilities with more robust streaming and provisioning technologies that improve information technology agility, increase security and reliability, and offer new options for how businesses deliver applications and desktops to end-users. The consideration paid to the stockholders of Ardence in this transaction was cash of approximately $50.6 million. In addition, the Company incurred approximately $2.0 million in acquisition related costs and it assumed approximately 0.2 million unvested stock-based instruments, each of which will be exercisable for the right to receive one share of the Company's common stock upon vesting.

XenSource, Inc., Acquisition

On August 14, 2007, the Company signed a definitive agreement to acquire XenSource, Inc. ("XenSource") a privately held leader in enterprise-grade virtual infrastructure solutions. The acquisition will move the Company into adjacent server and desktop virtualization markets that will allow it to extend its leadership in the broader Application Delivery Infrastructure market by adding key enabling technologies that make the end-to-end computing environment more flexible, dynamic and responsive to business change. The closing of the acquisition is targeted for the fourth quarter of 2007 and is subject to XenSource stockholder and regulatory approvals. The acquisition has received clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Company plans to fund the acquisition through the use of its available cash and stock. In accordance with the terms of the agreement, the Company will issue approximately 4.2 million shares of its common stock to the stockholders of XenSource and they will receive approximately $175.5 million in cash consideration. The number of shares, however, could increase to 6.5 million and the cash consideration could decrease to $92.5 million if certain conditions in the agreement are satisfied prior to the closing of the acquisition. In addition, in connection with the acquisition, the Company will issue approximately 1.4 million unvested shares of the Company's common stock and it will assume approximately 3.4 million stock options each of which will be exercisable for the right to receive one share of the Company's common stock upon vesting. Transaction costs associated with the acquisition are currently estimated at $3.7 million. In addition, the Company estimates that it will expense approximately $8.0 to $10.0 million in IPR&D upon the closing of the transaction.

The Sevin Rosen funds, a venture capital firm, is a stockholder in XenSource. Stephen Dow, a member of the Company's Board of Directors, is a general partner of the Sevin Rosen funds and does not directly hold any interest in XenSource. Although the Sevin Rosen funds are represented on the Board of Directors of XenSource, Mr. Dow is not a director of XenSource. The Company's acquisition of XenSource, if closed, will provide a return to all partners of the Sevin Rosen funds, including Mr. Dow. Subject to certain assumptions, the Company currently estimates that the potential allocation to Mr. Dow through the general partner entities of the Sevin Rosen funds related to the Merger is approximately $1.9 million. Mr. Dow has been on the Company's Board of Directors since 1989 and currently owns 262,349 shares of its common stock. Mr. Dow did not attend the meeting at which the Company's Board approved the transaction and recused himself from the vote to approve the transaction. Consistent with the Company's policies and the charter of the Nominating and Corporate Governance Committee of the Company's Board of Directors, the acquisition of XenSource was reviewed and approved by the Nominating and Corporate Governance Committee. There are no material relationships among the Company and XenSource or any of their respective affiliates or any of the parties to the agreement to acquire XenSource and related agreements, other than in respect of such agreements themselves and as disclosed herein.

5. Cash and Investments

Cash and cash equivalents and investments consist of the following:

(In thousands)	December 31, 2006	2005
Cash and cash equivalents:		
Money market funds	**$ 166,097**	$ 74,097
Commercial paper	**145,238**	385,873
Cash	**28,761**	38,333
Agency securities	**19,586**	18,317
Municipal securities	**2,854**	2,976
Corporate securities	**2,769**	20,211
Total	**$ 365,305**	$ 539,807
Reported as:		
Cash and cash equivalents	**$ 349,054**	$ 484,035
Restricted cash equivalents and investments	**$ 16,251**	$ 55,772
Short-term investments:		
Corporate securities	**$ 100,197**	$ —
Agency securities	**55,709**	7,956
Commercial paper	**28,785**	—
Municipal securities	**11,150**	18,900
Total	**$ 195,841**	$ 26,856
Reported as:		
Short-term investments	**$ 152,652**	$ 18,900
Restricted cash equivalents and investments	**$ 43,189**	$ 7,956
Long-term investments:		
Corporate securities	**$ 159,879**	$ 50,000
Agency securities	**76,774**	—
Government securities [1]	**6,191**	—
Other	**1,831**	1,286
Municipal securities	**1,375**	—
Total	**$ 246,050**	$ 51,286
Reported as:		
Long-term investments	**$ 241,675**	$ 51,286
Restricted cash equivalents and investments	**$ 4,375**	$ —

(1) Includes investments in United States securities.

The Company's investments are classified as available-for-sale and are recorded at fair value. During 2005, the Company sold $193.9 million of fixed rate available-for-sale investments. Simultaneous with the sale of the investments, the Company also terminated the related interest rate swaps. The realized net gain related to the sale of the investments and the termination of the interest rate swaps was not material. Gross realized gains and losses on sales of securities during 2006, 2005 and 2004 were not material. At December 31, 2006, the average original contractual maturity of the Company's short-term available-for-sale investments was approximately 12 months. The Company's long-term available-for-sale investments at December 31, 2006 included $241.7 million of investments with original contractual maturities ranging from one to 37 years. The average remaining maturities of the Company's short-term and long-term available-for-sale investments, including restricted investments, at December 31, 2006 were approximately five months and ten years, respectively. In addition, included in short-term available-for-sale investments are auction rate securities of $13.2 million that generally reset every seven to 35 days. The Company also owns $1.8 million in equity investments not due at a single maturity date classified as long-term investments at December 31, 2006.

The Company has investments in two instruments with an aggregate face value of $50.0 million that include structured credit risk features related to certain referenced entities. Under the terms of these debt instruments, the Company assumes the default risk, above a certain threshold, of a portfolio of specific referenced issuers in exchange for a fixed yield that is added to the London Interbank Offered Rate ("LIBOR")-based yield on the debt instrument. In the event of default by any of the underlying referenced issuers above specified amounts, the Company will pay the counterparty an amount equivalent to its loss, not to exceed the face value of the instrument. The primary risk associated with these instruments is the default risk of the underlying issuers. The credit ratings of these instruments are equivalent to the likelihood of an event of default under "AAA" or "AA" rated individual securities. The purpose of these instruments is to provide additional yield on certain of the Company's available-for-sale investments. These instruments mature in November 2007 and February 2008. To date there have been no credit events for the underlying referenced entities resulting in losses to the Company. The Company separately accounts for changes in the fair value of the investments and as of December 31, 2006 and 2005 there was no material change in fair value.

The change in net unrealized securities gains (losses) recognized in other comprehensive income includes unrealized gains (losses) that arose from changes in market value of specifically identified securities that were held during the period and gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales or maturities of available-for-sale securities. This reclassification has no effect on total comprehensive income or stockholders' equity and was immaterial for all periods presented. The unrealized gain (loss) associated with each individual category of cash and investments was not significant for either of the periods presented.

6. Accrued Expenses

Accrued expenses consist of the following:

(In thousands)	December 31, 2006	December 31, 2005 (restated)
Accrued compensation and employee benefits	**$ 47,425**	$ 39,473
Accrued cooperative advertising and marketing programs	**17,017**	14,539
Accrued taxes	**44,102**	42,765
Other	**37,120**	34,530
	$ 145,664	$ 131,307

7. Employee Stock-Based Compensation and Benefit Plans

Plans

The Company's stock-based compensation program is a broad based, long-term retention program that is intended to attract and reward talented employees and align stockholder and employee interests. As of December 31, 2006, the Company had two stock-based compensation plans under which it was granting stock options, shares of non-vested stock and non-vested stock units. The Company is currently granting stock-based awards from its 2005 Equity Incentive Plan (as amended, the "2005 Plan") and 2005 Employee Stock Purchase Plan (the "2005 ESPP"). Upon certain of the Company's acquisitions, it assumed several plans from the acquired companies. The Company's Board of Directors has provided that no new awards will be granted under the Company's acquired stock plans or its superseded and expired stock plans (including the Amended and Restated 1995 Stock Plan, Second Amended and Restated 2000 Director and Officer Stock Option and Incentive Plan, Second Amended and Restated 1995 Non-Employee Director Stock Option Plan and Third Amended and Restated 1995 Employee Stock Purchase Plan (the "1995 ESPP")). Awards previously granted under the Company's superseded and expired stock plans that are still outstanding, however, typically expire ten years from the date of grant and will continue to be subject to all the terms and conditions of such plans, as applicable. During the second quarter of 2006, the Company began awarding non-vested stock units and non-vested stock awards with performance measures to certain senior members of management as part of its overall compensation program. In addition, during the second quarter of 2006, the Company also began awarding its non-employee directors non-vested stock units with service based vesting.

Under the terms of the 2005 Plan, the Company is authorized to grant incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), non-vested stock, non-vested stock units, stock appreciation rights ("SARs"), performance units and to make stock-based awards to full and part-time employees of the Company and its subsidiaries or affiliates, where legally eligible to participate, as well as consultants and non-employee directors of the Company. Currently, the 2005 Plan provides for the issuance of a maximum of 15,500,000 shares of common stock of which 5,400,000 was authorized by the Company's Board of Directors in February 2006 and its stockholders in May 2006. On February 7, 2007, subject to stockholder approval, the Board of Directors approved a second amendment to the 2005 Plan (the "Plan Amendment") to (i) increase the aggregate number of shares of Common Stock authorized for issuance under the 2005 Plan by an additional 5,400,000 shares and (ii) increase the aggregate number of shares of Common Stock issuable pursuant to restricted stock, restricted stock units, performance units or stock grants by an additional 1,000,000 shares of Common Stock. The Company is requesting that the stockholders vote to approve the Plan Amendment to increase the number of shares reserved for issuance under the 2005 Plan by 5,400,000 shares and to increase the number of shares issuable pursuant to restricted stock, restricted stock units, performance units or stock grants by 1,000,000 shares. Under the 2005 Plan, ISOs must be granted at exercise prices no less than fair market value on the date of grant, except for ISOs granted to employees who own more than 10% of the Company's combined voting power, for which the exercise prices must be no less than 110% of the market value at the date of grant. NSOs and SARs must be granted at no less than market value on the date of grant, or in the case of SARs in tandem with options, at the exercise price of the related option. Non-vested stock awards may be granted for such consideration in cash, other property or services, or a combination thereof, as determined by the Company's Compensation Committee of its Board of Directors. All stock-based awards are exercisable upon vesting. As of December 31, 2006, there were 35,234,053 shares of common stock reserved for issuance pursuant to the Company's stock-based compensation plans and the Company had authorization under its 2005 Plan to grant 8,109,970 additional stock-based awards.

The 2005 ESPP was originally adopted by the Company's Board of Directors and approved by the Company's stockholders in 2005. The 2005 ESPP replaced the Company's 1995 ESPP under which no more shares may be granted. Under the 2005 ESPP, all full-time and certain part-time employees of the Company are eligible to receive options to purchase common stock of the Company twice per year at the end of a six month payment period (a "Payment Period"). During each Payment Period, eligible employees who so elect may authorize payroll deductions in an amount no less than 1% nor greater than 10% of his or her base pay for each payroll period in the Payment Period. At the end of each Payment Period, the accumulated deductions are used to purchase shares of common stock from the Company up to a maximum of 12,000 shares for any one employee during a Payment Period. Shares are purchased at a price equal to 85% of the fair market value of the Company's common stock on the last business day of a Payment Period. Employees who, after exercising their rights to purchase shares of common stock under the 2005 ESPP, would own shares of 5% or more of the voting power of the Company's common stock, are ineligible to participate under the 2005 ESPP. The 2005 ESPP provides for the issuance of a maximum of 10,000,000 shares of common stock. As of December 31, 2006, 338,715 shares had been issued under the 2005 ESPP.

Adoption of SFAS No. 123R and Transition

As a result of adopting SFAS No. 123R on January 1, 2006, the Company's income before income taxes and net income for 2006 are $44.9 million and $33.8 million lower, respectively, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. The Company's basic and diluted earnings per share for 2006 are $0.19 and $0.18, respectively lower than if the Company had continued to account for stock-based compensation under APB Opinion No. 25.

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits from deductions resulting from the exercise of stock options as operating cash flows in its statement of cash flows. SFAS No. 123R requires that the portion of benefits resulting from tax deductions in excess of recognized compensation (the "excess tax benefits") be presented as financing cash flows. The excess tax benefits were approximately $51.9 million, for 2006, and would have been presented as an operating cash inflow prior to the adoption SFAS No. 123R. In addition, the Company previously presented deferred compensation as a separate component of stockholders' equity. Upon adoption, of SFAS No. 123R, the Company reclassified the balance in deferred compensation to additional paid-in capital on its accompanying condensed consolidated balance sheet.

Pro Forma Information Under SFAS No. 123 for Periods Prior to January 1, 2006

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based awards in 2005 and 2004 (in thousands, except per share information):

	2005 (restated)	2004 (restated)
Net income:		
As reported	$ 165,609	$ 131,287
Add: Total stock-based employee compensation included in net income as reported, net of related tax effects	5,767	5,159
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(38,475)	(47,002)
Pro forma	$ 132,901	$ 89,444
Basic earnings per share:		
As reported	$ 0.96	$ 0.78
Pro forma	$ 0.77	$ 0.53
Diluted earnings per share:		
As reported	$ 0.93	$ 0.75
Pro forma	$ 0.75	$ 0.51

For purposes of the pro forma calculations, the fair value of each option was estimated on the date of the grant using the Black-Scholes option-pricing model, assuming no expected dividends, and the following assumptions:

	Stock Options granted during	
	2005	2004
Expected volatility factor	0.31–0.35	0.38–0.49
Approximate risk free interest rate	3.7%-4.4%	3.0%-3.5%
Expected term (in years)	3.32	3.32 - 4.76

The Company estimated the expected volatility factor based upon implied and historical data. The approximate risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the Company's expected term. The expected term of the Company's stock options was based on the historical exercise patterns considering changes in vesting periods and contractual terms. The weighted average fair value of stock options granted during 2005 and 2004 was $9.18 and $7.37, respectively. The total intrinsic value of stock options exercised during 2005 and 2004 was $62.9 million and $41.5 million, respectively. Forfeitures were recognized as they occurred.

For purposes of the pro forma calculations, the fair value of each stock-based award related to the 1995 ESPP was estimated using the Black-Scholes option-pricing model, assuming no expected dividends, and the following assumptions:

	2005	2004
Expected volatility factor	0.28–0.33	0.36-0.42
Approximate risk free interest rate	2.5%-3.4%	1.0%-1.6%
Expected term	6 months	6 months

The Company estimated the expected volatility factor based on historical data. The approximate risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining term equivalent to the Company's expected term. The expected term for the 1995 ESPP is the six month Payment Period. The weighted average fair value of the shares purchased under the 1995 ESPP during 2005 and 2004 was $16.48 and $15.98, respectively.

Valuation and Expense Information under SFAS No. 123R

The Company recorded stock-based compensation costs of $61.6 million and recognized a tax benefit related to stock-based compensation of $57.1 million in 2006. As required by SFAS No. 123R, the Company estimates forfeitures of employee stock options and recognizes compensation cost only for those awards expected to vest. Forfeiture rates are determined based on historical experience. Estimated forfeitures are adjusted to actual forfeiture experience as needed.

Total stock-based compensation and related deferred tax asset recognized in the Company's consolidated statement of income in 2006 is $61.6 million and $9.6 million, respectively. The detail of the total stock-based compensation recognized by income statement classification is as follows (in thousands):

Income Statement Classifications	2006
Cost of services revenues	**$ 2,100**
Research and development	**18,209**
Sales, marketing and support	**24,095**
General and administrative	**17,192**
Total	**$ 61,596**

In connection with the adoption of SFAS No. 123R, the Company estimated the fair value of each stock option on the date of grant using the Black-Scholes option-pricing model, applying the following assumptions and amortizing that value to expense over the option's vesting period using the ratable approach:

	Stock Options granted during 2006
Expected volatility factor	0.30-0.37
Approximate risk free interest rate	4.5%-4.9%
Expected term (in years)	3.00-3.34
Expected dividend yield	0%

For purposes of determining the expected volatility factor, the Company considered implied volatility in two-year market-traded options of the Company's common stock based on third party volatility quotes in accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 107. The Company's decision to use implied volatility was based upon the availability of actively traded options on the Company's common stock and its assessment that implied volatility is more representative of future stock price trends than historical volatility. The approximate risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining terms equivalent to the Company's expected term on its options. The expected term of the Company's stock options was based on the historical employee exercise patterns. The Company also analyzed its historical pattern of option exercises based on certain demographic characteristics and determined that there were no meaningful differences in option exercise activity based on the demographic characteristics. The Company does not intend to pay dividends on its common stock in the foreseeable future. Accordingly, the Company used a dividend yield of zero in its option pricing model. The weighted average fair value of stock options granted during 2006 was $10.90.

Stock Options

As part of the Company's 2006 Acquisitions, it assumed 186,642 options to purchase shares of its common stock, of which options to purchase 120,940 shares of common stock have a five year life and vest over three years at a rate of 33.3% of the shares underlying the option one year from date of grant and at a rate of 2.78% monthly thereafter. The remaining options assumed in the 2006 Acquisitions vest based on service at varying rates through April of 2007. All other options granted during the year were granted pursuant to the Company's 2005 Plan. Options granted pursuant to the 2005 Plan typically have a five year life and vest over three years at a rate of 33.3% of the shares underlying the option one year from date of grant and at a rate of 2.78% monthly thereafter. A summary of the status and activity of the Company's fixed option awards is as follows:

Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	34,305,837	$ 25.86	4.79	
Granted	5,162,497	33.95		
Exercised	(11,173,912)	19.85		
Forfeited or expired	(1,416,032)	33.03		
Outstanding at December 31, 2006	26,878,390	29.55	3.74	$ 124,686
Vested or expected to vest at December 31, 2006	24,801,668	29.46	3.70	$ 120,301
Exercisable at December 31, 2006	18,502,912	30.00	3.54	$ 98,798

The total intrinsic value of stock options exercised during 2006 was $180.0 million.

Non-vested Stock

As part of the Company's 2005 Acquisitions, it assumed 25,179 shares of non-vested stock held by certain employees of the acquired companies. The non-vested stock assumed vests monthly based on service through October 2007 dependent upon the remaining vesting period of such non-vested stock at the time of the acquisition. As part of an overall retention program, the Company also granted 60,000 shares of non-vested stock to certain employees retained from the 2005 Acquisitions. Of the non-vested stock granted, 45,000 shares vest 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date, and the remaining 15,000 non-vested shares granted vest 50% on the first anniversary of the grant date and 50% eighteen months from the grant date. In addition to the non-vested stock the Company issued in conjunction with its 2005 Acquisitions, in 2006, the Company awarded shares of non-vested stock pursuant to the 2005 Plan to a certain senior member of management that vests upon achieving certain employee retention goals. If the retention goals are not achieved, no shares will be awarded and no compensation cost will be recognized and any previously recognized compensation cost will be reversed. The following table summarizes the Company's non-vested stock activity as of December 31, 2006:

	Number of Shares	Weighted-Average Fair Value at Grant Date
Non-vested at December 31, 2005	85,179	$ 26.52
Granted	25,940	35.00
Vested	(63,195)	27.61
Forfeited or expired	(8,000)	27.82
Non-vested at December 31, 2006	39,924	30.03

Non-vested Stock Units

The Company assumed $2.8 million of non-vested stock units in conjunction with its 2005 Acquisitions. The non-vested stock units vest 33.33% at nine, twelve and eighteen months from the date of grant; however, if certain performance criteria are met, 33.33% of the non-vested stock units will vest in fourteen months instead of eighteen months. In accordance with the provisions of SFAS No. 123R, the Company will accelerate the expense recognition of these non-vested stock units when and if it is determined that it is probable the performance criteria will be achieved at the earlier date. The number of shares that will be issued on each vesting date is dependent upon the Company's stock price over the five consecutive trading days prior to the vesting date; provided, however that the number of shares issued pursuant to the non-vested stock units will not exceed 280,000 shares. The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight line basis over the requisite service period for the entire award. As part of the 2006 Acquisitions, the Company assumed 175,717 non-vested stock units, of which the majority vest based on service at a rate of 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date.

In addition, during 2006, the Company awarded certain senior members of management non-vested stock units from the 2005 Plan. The number of non-vested stock units underlying each award is determined one year after the date of the award based on achievement of a specific corporate operating income goal. If the performance goal is less than 90% attained, then no non-vested stock units will be issued pursuant to the authorized award. For performance at and above 90%, the number of non-vested stock units issued will be based on a graduated slope, with the maximum number of non-vested stock units issuable pursuant to the award capped at 125% of the base number of non-vested stock units set forth in the executive's award agreement. If the performance goal is met, the non-vested stock units will vest 33.33% on each anniversary subsequent to the date of the award. Each non-vested stock unit, upon vesting, will represent the right to receive one share of the Company's common stock. If the performance goals are not met, no compensation cost will be recognized and any previously recognized compensation cost will be reversed. During the second quarter of 2006, the Company also awarded non-vested stock units to its non-employee directors. These units vest monthly in equal installments based on service and, upon vesting, each stock unit will represent the right to receive one share of the Company's common stock.

The following table summarizes the Company's non-vested stock unit activity with performance measures as of December 31, 2006:

	Number of Shares	Weighted-Average Fair Value at Grant Date
Non-vested at December 31, 2005	—	$ —
Granted	323,256	34.41
Vested	(67,117)	34.52
Forfeited or expired	(15,844)	32.08
Non-vested at December 31, 2006	240,295	34.54

As of December 31, 2006, there was $64.8 million of total unrecognized compensation cost related to the stock options, non-vested stock and non-vested stock units. That cost is expected to be recognized over a weighted-average period of 1.92 years.

2005 ESPP

The Company estimated the fair value of the stock-based compensation related to the 2005 ESPP using the Black-Scholes option pricing model, applying the following assumptions and amortizing that value to expense over the vesting period:

	2006
Expected volatility factor	**0.27 – 0.37**
Approximate risk free interest rate	**4.5% - 5.1%**
Expected term	**6 months**
Expected dividend yield	**0%**

The Company estimated the expected volatility factor based on implied volatility in market traded options with remaining terms similar to the expected term of the 2005 ESPP options. The approximate risk free interest rate was based on the implied yield available on U.S. Treasury zero-coupon issues with remaining term equivalent to the expected term of the 2005 ESPP options. The expected term for the 2005 ESPP options is the six month Payment Period. The weighted average fair value of the shares purchased under the 2005 ESPP during 2006 was $26.30.

Benefit Plan

The Company maintains a 401(k) benefit plan (the "Plan") allowing eligible U.S.-based employees to contribute up to 60% of their annual compensation, limited to an annual maximum amount as set periodically by the Internal Revenue Service. The Company, at its discretion, may contribute up to $0.50 of each dollar of employee contribution. The Company's total matching contribution to an employee is limited to a maximum of 6% of the employee's annual compensation. The Company's matching contributions were $3.7 million, $2.8 million and $2.3 million in 2006, 2005 and 2004, respectively. The Company's contributions vest over a four-year period at 25% per year.

8. Capital Stock

Stock Repurchase Programs

The Company's Board of Directors authorized an ongoing stock repurchase program with a total repurchase authority granted to the Company of $1.5 billion, of which $200 million was authorized in February 2006 and $300 million was authorized in October 2006. The Company may use the approved dollar authority to repurchase stock at any time until the approved amounts are exhausted. The objective of the Company's stock repurchase program is to improve stockholders' returns. At December 31, 2006, approximately $293.4 million was available to repurchase common stock pursuant to the stock repurchase program. All shares repurchased are recorded as treasury stock.

The Company is authorized to make open market purchases of its common stock using general corporate funds. Additionally, during 2006, 2005 and 2004, the Company entered into structured stock repurchase arrangements with large financial institutions using general corporate funds in order to lower the average cost to acquire shares. These programs include terms that require the Company to make up-front payments to the counterparty financial institution and result in the receipt of stock during and/or at the end of the period of the agreement or the receipt of either stock or cash at the maturity of the agreement, depending on market conditions.

The Company made prepayments to financial institutions, net of premiums received, during 2006, 2005, and 2004 of approximately $114.4 million, $52.2 million and $107.0 million, respectively. During 2006, 2005 and 2004, the Company expended approximately $159.8 million, $122.2 million and $14.9 million, respectively, on open market purchases. Under its structured stock repurchase agreements the Company took delivery of 4,307,112 shares, at an average price of $30.76, 2,302,217 shares at an average price of $22.02 and 3,585,740 shares, at an average price of $19.19 during 2006, 2005 and 2004, respectively. Due to the fact that the total shares to be received under its structured repurchase arrangements at December 31, 2006 is not determinable until the contracts mature, the above price per share amounts exclude the remaining shares to be received subject to the agreements. As of December 31, 2006, the Company has remaining prepaid notional amounts of approximately $36.3 million remaining under structured stock repurchase agreements, which expire in January 2007. The Company repurchased 5,193,410 shares of outstanding common stock with an average price of $30.77, repurchased 5,054,400 shares of outstanding common stock with an average price of $24.18 and repurchased 873,000 shares with an average price of $17.06 during 2006, 2005 and 2004, respectively, in its open market purchase transactions. In addition, a significant portion of the funds used to repurchase stock was funded by proceeds from employee stock option exercises and the related tax benefits.

The Company suspended its stock repurchase program for the duration of its Audit Committee's voluntary, independent review of the Company's historical stock option granting practices and related accounting. For more information on the Audit Committee's independent review of historical stock option granting practices and related accounting see "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Annual Report.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of preferred stock, $0.01 par value per share. The Company has no present plans to issue such shares.

9. Long-Term Debt

Credit Facility

Effective on August 9, 2005, the Company entered into a revolving credit facility (the "Credit Facility") with a group of financial institutions (the "Lenders"). Effective September 27, 2006, the Company entered into an amendment and restatement of its Credit Facility (the "Amendment"). The Amendment decreased the overall range of interest rates the Company will pay on amounts outstanding on the Credit Facility and lowered the facility fee. In addition, the Amendment extended the term of the Credit Facility. The Credit Facility, as amended, allows the Company to increase the revolving credit commitment up to a maximum aggregate revolving credit commitment of $175.0 million. The Credit Facility, as amended, currently provides for a revolving line of credit that will expire on September 27, 2011 in the aggregate amount of $100.0 million, subject to continued covenant compliance. A portion of the revolving line of credit (i) in the aggregate amount of $25.0 million may be available for issuances of letters of credit and (ii) in the aggregate amount of $15.0 million may be available for swing line loans. The Credit Facility currently bears interest at LIBOR plus 0.32% and adjusts in the range of 0.32% to 0.80% above LIBOR based on the level of the Company's total debt and its adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined in the agreement. In addition, the Company is required to pay a quarterly facility fee ranging from 0.08% to 0.20% based on the aggregate amount available under the Credit Facility, as amended, and the level of the Company's total debt and its adjusted EBITDA. Borrowings under the Credit Facility, as amended, are guaranteed by the Company and certain of the Company's United States and foreign subsidiaries, which guarantees are secured by a pledge of shares of certain foreign subsidiaries. During 2005, the Company borrowed and repaid $75.0 million under the Credit Facility. As of December 31, 2006, there were no amounts outstanding under the Credit Facility, as amended.

The Company's credit facility agreement contains a number of affirmative and negative covenants. Because of delays in filing the Company's Annual Report on Form 10-K for the year ended December 31, 2006, its Quarterly Report on Form 10-Q for the three months ended March 31, 2007 and its Quarterly Report on Form 10-Q for the three months ended June 30, 2007, the Company was at risk of breaching the affirmative covenants requiring certain financial statements to be provided to its lender within 90 days after the end of the Company's fiscal year and 45 days after the end of the Company's fiscal quarters. The Company received waivers related to these covenant breaches to extend the due date of such financial statements until September 30, 2007. The Company has notified its Lenders that the Company will provide such financial statements by the extension date.

Term Loan

Effective on August 9, 2005, a subsidiary of the Company entered into a term loan facility (the "Term Loan") with the Lenders. The Term Loan provided for an eighteen-month single-draw term loan facility in the aggregate amount of $100.0 million. The Term Loan bore interest at a rate of LIBOR plus 0.5% and adjusted in the range of 0.5% to 1.25% above LIBOR based on the level of the subsidiary's total debt and its adjusted EBITDA, as described in the agreement. Borrowings under the Term Loan were guaranteed by the Company and certain of its United States and foreign subsidiaries, which guarantees were secured by a pledge of shares of certain foreign subsidiaries. In addition, the Company was required to pay a quarterly facility fee ranging from 0.125% to 0.25% based on the aggregate amount of the Term Loan and the level of the Company's total debt and its adjusted EBITDA. The Term Loan was paid in full in February 2006.

Interest expense on the Company's borrowings in 2006 was not material and interest expense incurred on its long-term borrowings in 2005 was $1.7 million. The Credit Facility, as amended, contains customary default provisions, and the Company must comply with various financial and non-financial covenants. The financial covenants consist of a minimum interest coverage ratio and a maximum consolidated leverage ratio. The primary non-financial covenants limit the Company's ability to pay dividends (other than pursuant to the Dividend Reinvestment Plan executed under the American Jobs Creation Act), conduct certain mergers or acquisitions, make certain investments and loans, incur future indebtedness or liens, alter the Company's capital structure or sell stock or assets, subject to certain limits.

Convertible Subordinated Debentures

In March 1999, the Company sold $850 million principal amount at maturity of its zero coupon convertible subordinated debentures (the "Debentures") due March 22, 2019, in a private placement. The Debentures were priced with a yield to maturity of 5.25% and resulted in net proceeds to the Company of approximately $291.9 million, net of original issue discount and net of debt issuance costs of approximately $9.6 million. On March 22, 2004, the Company redeemed the outstanding Debentures for approximately $355.7 million. The Company used the proceeds from its held-to-maturity investments that matured on March 22, 2004 and cash on hand to fund the redemption. At the date of redemption, the Company incurred a charge for the write-off of the remaining deferred debt issuance costs of approximately $7.2 million.

10. Fair Values of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair value due to the short maturity of these items. The Company's investments classified as available-for-sale securities, including restricted investments, are carried at fair value on the accompanying consolidated balance sheets based primarily on quoted market prices for such financial instruments. The carrying value of the Term Loan approximated fair value due to its market rate of interest. The aggregate fair value of the Company's available-for-sale investments was $440.1 million and $76.9 million at December 31, 2006 and 2005, respectively.

11. Commitments and Contingencies

Leases

The Company leases certain office space and equipment under various operating leases. In addition to rent, the leases require the Company to pay for taxes, insurance, maintenance and other operating expenses. Certain of these leases contain stated escalation clauses while others contain renewal options. The Company recognizes rent expense on a straight-line basis over the term of the lease, excluding renewal periods, unless renewal of the lease is reasonably assured.

Rental expense for the years ended December 31, 2006, 2005 and 2004 totaled approximately $24.9 million, $21.2 million and $18.0 million, respectively. Sublease income for the years ended December 31, 2006, 2005 and 2004 was approximately $0.7 million, $0.8 million and $1.6 million, respectively. Lease commitments under non-cancelable operating leases with initial or remaining terms in excess of one year and sublease income associated with non-cancelable subleases, including estimated future payments under the Company's synthetic lease arrangement, are as follows:

(In thousands)	**Operating Leases**	Sublease Income
Years ending December 31,		
2007	**$ 27,080**	$ 780
2008	**22,464**	813
2009	**17,873**	832
2010	**13,422**	301
2011	**10,214**	96
Thereafter	**39,749**	585
	$ 130,802	$ 3,407

Off-Balance Sheet Arrangement

During 2002, the Company became a party to a synthetic lease arrangement totaling approximately $61.0 million for its corporate headquarters office space in Fort Lauderdale, Florida. The synthetic lease represents a form of off-balance sheet financing under which an unrelated third party lessor funded 100% of the costs of acquiring the property and leases the asset to the Company. The synthetic lease qualifies as an operating lease for accounting purposes and as a financing lease for tax purposes. The Company does not include the property or the related lease debt as an asset or a liability in its consolidated balance sheets. Consequently, payments made pursuant to the lease are recorded as operating expenses in the Company's consolidated statements of income. The Company entered into the synthetic lease in order to lease its headquarters properties under more favorable terms than under its previous lease arrangements.

The initial term of the synthetic lease is seven years. Upon approval by the lessor, the Company can renew the lease twice for additional two-year periods. The lease payments vary based on LIBOR plus a margin. At any time during the lease term, the Company has the option to sublease the property and upon a thirty-day written notice, the Company has the option to purchase the property for an amount representing the original property cost and transaction fees of approximately $61.0 million plus any lease breakage costs and outstanding amounts owed. Upon at least 180 days notice prior to the termination of the initial lease term, the Company has the option to remarket the property for sale to a third party. If the Company chooses not to purchase the property at the end of the lease term, it has guaranteed a residual value to the lessor of approximately $51.9 million and possession of the buildings will be returned to the lessor. On a periodic basis, the Company evaluates the property for indicators of impairment. If an evaluation were to indicate that fair value of the property had declined below $51.9 million, the Company would be responsible for the difference under its residual value guarantee, which could have a material adverse effect on the Company's results of operations and financial condition.

The synthetic lease includes certain financial covenants including a requirement for the Company to maintain a pledged balance of approximately $62.8 million in cash and/or investment securities as collateral. This amount is included in restricted cash equivalents and investments in the accompanying consolidated balance sheets. The Company maintains the ability to manage the composition of the restricted investments within certain limits and to withdraw and use excess investment earnings from the restricted collateral for operating purposes. Additionally, the Company must maintain a minimum cash and investment balance of $100.0 million, excluding the Company's collateralized investments, equity investments and outstanding debt as of the end of each fiscal quarter. As of December 31, 2006, the Company had approximately $642.5 million in cash and investments in excess of this required level. The synthetic lease includes non-financial covenants, including the maintenance of the property and adequate insurance, prompt delivery of financial statements to the administrative agent of the lessor and prompt payment of taxes associated with the property. As of December 31, 2006, the Company was in compliance with all material provisions of the arrangement.

The Company's synthetic lease contains a number of affirmative and negative covenants. Because of delays in filing the Company's Annual Report on Form 10-K for the year ended December 31, 2006, its Quarterly Report on Form 10-Q for the three months ended March 31, 2007 and its Quarterly Report on Form 10-Q for the three months ended June 30, 2007, the Company was at risk of breaching the affirmative covenant requiring its Annual Report on Form 10-K to be provided to the lessor within 100 days after the end of its fiscal year end and its Quarterly Reports on Form 10-Q within 55 days after the end of its fiscal quarters. The Company received waivers related to these covenant breaches to extend the due date of its Annual Report on Form 10-K for the year ended December 31, 2006, its Quarterly Report on Form 10-Q for the three months ended March 31, 2007 and its Quarterly Report on Form 10-Q for the three months ended June 30, 2007 until October 31, 2007. The Company provided such reports to its lessor on September 14, 2007.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities*, which addresses the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. In December 2003, the FASB issued FIN No. 46 (revised). FIN No. 46 (revised) was effective immediately for certain disclosure requirements and variable interest entities referred to as special-purpose entities for periods ending after December 15, 2003 and for all types of entities for financial statements for periods ending after March 15, 2004. The Company determined that it was not required to consolidate the lessor, the leased facility or the related debt upon the adoption of FIN No. 46 (revised). Accordingly, there was no impact on its financial position, results of operations or cash flows from adoption. However, if the lessor were to change its ownership of the property or significantly change its ownership of other properties that it currently holds, the Company could be required to consolidate the entity, the leased facility and the debt in a future period.

Office Leases

During 2002 and 2001, the Company took actions to consolidate certain of its offices, including the exit of certain leased office space and the abandonment of certain leasehold improvements. During the third quarter of 2006, the Company entered into an agreement, which assigned the operating lease and all remaining liabilities related to one of the closed offices to a third party. Lease obligations related to the remaining existing operating lease continues to 2018 with a total remaining obligation at December 31, 2006 of approximately $8.9 million, of which $1.6 million was accrued as of December 31, 2006, and is reflected in accrued expenses and other liabilities in the accompanying consolidated balance sheets. In calculating this accrual, the Company made estimates, based on market information, including the estimated vacancy periods and sublease rates and opportunities. The Company periodically re-evaluates its estimates and if actual circumstances prove to be materially worse than management has estimated, the total charges for these vacant facilities could be significantly higher.

Legal Matters

In 2006, the Company was sued in the United States District Court for the Northern District of Ohio and in the United States District Court for the Southern District of Florida, in each case for alleged infringement of U.S. patents by Citrix Online Division's GoToMyPC service. The complaints name Citrix Systems, Inc. and Citrix Online LLC, a wholly-owned subsidiary of Citrix Systems, Inc., as defendants and seek unspecified damages and other relief. In response, the Company filed answers denying that GoToMyPC infringes these patents and alleging, among other things, that the asserted claims of these patents are invalid. In January 2007, a similar suit naming Citrix Systems, Inc. was filed in the United States District Court of the Eastern District of Texas, and the Company has filed a response denying infringement and alleging that the asserted patent is invalid. On November 2, 2006, the court in the Northern District of Ohio held a hearing for the purpose of construing disputed terms of the claims of the patent-in-suit, and on March 13, 2007, the court issued a claim construction ruling. On March 21, 2007, the Company moved for leave to amend its answer in that case to assert an affirmative defense and counterclaim of inequitable conduct, which is a complete defense. On August 28, 2007, the court granted the Company's motion. On April

13 and May 2, 2007, the court in the Southern District of Florida held a hearing for the purpose of construing disputed terms of the claims of the patent-in-suit. The court issued its claim construction ruling in that case June 5, 2007. In addition, the United States Patent and Trademark Office has decided to reexamine the patent at issue in the Southern District of Florida case. The Company believes that it has meritorious defenses to the allegations made in each of the complaints and intends to vigorously defend these lawsuits; however, it is unable to currently determine the ultimate outcome of these matters or the potential exposure to loss, if any.

On March 8, 2007, a purported stockholder derivative action entitled Sheet Metal Workers Local 28 Pension Fund v. Roger W. Roberts et al. (C.A. No. 07-60316), was filed in the US District Court for the Southern District of Florida against certain of the Company's current and former directors and officers, and against the Company as a nominal defendant. The complaint asserts, among other things, that certain stock option grants made by the Company were dated and accounted for inappropriately. The complaint seeks the recovery of monetary damages and other relief for damage allegedly caused to the Company.

The Company also received a demand letter dated March 15, 2007 from a purported stockholder with respect to certain stock option grants made to its current and former directors and officers during the years 1996 through 2003. That demand letter asserts, among other things, that certain stock option grants made by the Company were dated and accounted for inappropriately. The demand letter seeks, among other things, the commencement by the Company's Board of Directors of an action against its directors and officers from 1996 forward for alleged breaches of fiduciary duties in connection with the granting of the options.

In July 2007, two additional purported stockholder derivative actions entitled Ekas v. Citrix, et al. (Case No. 07-16114-11) and Crouse v. Citrix, et al. (Case No. 07-16249-03) were filed in the Circuit Court for Broward County, Florida state court against certain of the Company's current and former directors and officers, and against the Company as a nominal defendant. On August 14, 2007, notices of removal were filed in both cases removing the cases to the US District Court for the Southern District of Florida, where they are currently pending. The complaints in these actions assert, among other things, that certain stock option grants made by the Company were dated and accounted for inappropriately. As with the Sheet Metal Workers' complaint, the complaints in the Ekas and Crouse actions seek the recovery of monetary damages and other relief for damages allegedly caused to the Company. The Company has moved to have all three cases consolidated.

Neither the purported stockholder derivative actions nor the demand letter described above seeks to recover amounts from the Company.

In addition, the Company is a defendant in various matters of litigation generally arising out of the normal course of business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate outcome would not materially affect the Company's financial position, results of operations or cash flows.

Guarantees

FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires certain guarantees to be recorded at fair value and requires a guarantor to make disclosures, even when the likelihood of making any payments under the guarantee is remote. For those guarantees and indemnifications that do not fall within the initial recognition and measurement requirements of FIN No 45, the Company must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under existing generally accepted accounting principles, to identify if a loss has been incurred. If the Company determines that it is probable that a loss has been incurred, any such estimable loss would be recognized. The initial recognition and measurement requirements do not apply to the provisions contained in the majority of the Company's software license agreements that indemnify licensees of the Company's software from damages and costs resulting from claims alleging that the Company's software infringes the intellectual property rights of a third party. The Company has not made payments pursuant to these provisions. The Company has not identified any losses that are probable under these provisions and, accordingly, the Company has not recorded a liability related to these indemnification provisions.

Purchase Obligations

The Company has agreements with suppliers to purchase inventory and estimates that its non-cancelable obligations under these agreements for the fiscal year ended December 31, 2007 to be approximately $9.3 million.

Contingent Liabilities Related to Internal Revenue Code Section 409A

Because virtually all holders of stock options granted by the Company were not involved in or aware of the incorrect pricing of certain options, the Company has taken and intends to take further actions to address certain adverse tax consequences that may be incurred by the holders of such incorrectly priced options. The primary adverse tax consequence is that the re-measured options vesting after December 31, 2004 subject the option holder to a penalty tax under Section 409A of the IRC (and, as applicable, similar excise taxes under state laws). As a result during the first quarter of 2007, the Company has recorded $2.5 million, net of income tax, in liabilities related to the anticipated payment by the Company of payroll and excise taxes on behalf of the Company's employees for options that were exercised during open tax years under the related statutes. The Company expects to incur approximately $0.9 million, net of income tax, in additional charges to correct future adverse tax consequences under IRC Section 409A related to future employee option exercises of incorrectly priced options.

12. Income Taxes

The United States and foreign components of income before income taxes are as follows:

(In thousands)	**2006**	2005	2004
		(restated)	(restated)
United States	**$ 65,363**	$ 59,141	$ 28,920
Foreign	**177,718**	165,213	135,416
Total	**$ 243,081**	$ 224,354	$ 164,336

The components of the provision for income taxes are as follows:

(In thousands)	**2006**	2005	2004
		(restated)	(restated)
Current:			
Federal	**$ 46,073**	$ 52,181	$ 23,763
Foreign	**14,176**	16,118	8,974
State	**4,186**	5,217	2,511
Total current	**64,435**	73,516	35,248
Deferred	**(4,351)**	(14,771)	(2,199)
Total provision	**$ 60,084**	$ 58,745	$ 33,049

The significant components of the Company's deferred tax assets and liabilities consisted of the following:

	December 31,	
(In thousands)	**2006**	2005
		(restated)
Deferred tax assets:		
Accruals and reserves	**$ 12,363**	$ 9,838
Depreciation and amortization	**3,856**	–
Tax credits	**36,077**	30,268
Net operating losses	**52,756**	70,530
Other	**5,869**	1,184
Stock option compensation	**17,199**	16,415
Valuation allowance	**(1,332)**	(1,332)
Total deferred tax assets	**126,788**	126,903
Deferred tax liabilities:		
Acquired technology	**(27,572)**	(29,154)
Depreciation and amortization	**–**	(265)
Prepaid expenses	**(4,830)**	(4,590)
Total deferred tax liabilities	**(32,402)**	(34,009)
Total net deferred tax assets	**$ 94,386**	$ 92,894

SFAS No. 109, *Accounting for Income Taxes,* requires a valuation allowance to reduce the deferred tax assets reported if it is not more likely than not that some portion or all of the deferred tax assets will be realized. At December 31, 2006, the Company has recorded a valuation allowance of approximately $1.3 million relating to deferred tax assets for foreign tax credit carryovers.

During the years ended December 31, 2006, 2005, and 2004, the Company recognized tax benefits related to the exercise of employee stock options in the amount of $40.6 million, $35.0 million, and $16.5 million, respectively. These benefits were recorded to additional paid-in capital. At December 31, 2006, the Company does not have any U.S. net operating loss carryforwards remaining that result from stock options. The Company records the benefit of the net operating loss carryforwards generated from the exercise of employee stock options in the period that the net operating loss carryforwards are utilized.

At December 31, 2006, the Company had $135.9 million of remaining net operating loss carryforwards from acquisitions. The utilization of these net operating loss carryforwards are limited in any one year pursuant to Internal Revenue Code Section 382 and begin to expire in 2021.

At December 31, 2006, the Company had research and development tax credit carryforwards of approximately $16.1 million that expire beginning in 2009. The Company had foreign tax credit carryforwards of approximately $19.1 million at December 31, 2006 that expire beginning in 2010. Additionally, the Company has other general business credits at December 31, 2006 of approximately $0.9 million that expire 2025.

A reconciliation of the Company's effective tax rate to the statutory federal rate is as follows:

	Year Ended December 31,		
	2006	2005	2004
		(restated)	(restated)
Federal statutory taxes	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax benefit	**3.8**	4.4	4.5
Foreign operations	**(20.9)**	(19.5)	(27.0)
Permanent differences	**5.4**	2.2	5.0
Tax credits	**(2.0)**	(2.4)	—
American Jobs Creation Act dividend	**—**	6.9	—
SFAS No.123R expense	**3.4**	—	—
Other	**—**	(0.4)	3.1
Change in valuation allowance	**—**	—	(0.5)
	24.7%	26.2%	20.1%

The Company's tax provision is based on expected income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. In the ordinary course of global business, there are transactions for which the ultimate tax outcome is uncertain, thus judgment is required in determining the worldwide provision for income taxes and the associated realizability of deferred tax assets and liabilities. The Company establishes reserves when it becomes probable that a tax return position may be challenged and that the Company may not succeed in completely defending that challenge. The Company adjusts these reserves in light of changing facts and circumstances, such as the settlement of a tax audit. The Company's annual tax rate includes the impact of reserve provisions and changes to reserves. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the probable outcome of known tax contingencies. As such, included in the Company's effective tax rate for 2006 is the reduction of approximately $14.2 million in tax reserves related to the conclusion of an Internal Revenue Service examination for the 2001 tax year and the expiration of a statute of limitations for the 2002 tax year partially offset by an additional tax reserve of approximately $13.0 million related to uncertainties arising in 2006. The net effect of these contingencies, primarily relating to the taxability of transactions between entities of the consolidated Company, did not have a material impact on the Company's effective tax rate for 2006.

On October 22, 2004, the American Jobs Creation Act ("AJCA") was signed into law. The AJCA provides for an 85% dividends received deduction on dividend distributions of foreign earnings to a U.S. taxpayer, if certain conditions are met. During the second quarter of fiscal 2005, the Company completed its evaluation of the effects of the repatriation provision of the AJCA, and the Company's Chief Executive Officer and Board of Directors approved its DRP under the AJCA. On September 27, 2005, the Company repatriated approximately $503 million of certain foreign earnings, of which $500 million qualified for the 85% dividends received deduction. During 2005, the Company recorded an estimated tax provision of approximately $24.4 million related to the repatriation. Additionally, during 2005, the Company recorded the reversal of approximately $8.8 million for income taxes on certain foreign earnings for which a deferred tax liability had been previously recorded. Other than the one-time repatriation provision under the AJCA, the Company does not expect to remit earnings from its foreign subsidiaries.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. FIN No. 48 prescribes a comprehensive model for recognizing, measuring , presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of application of FIN No. 48 these will be accounted for as an adjustment to retained earnings. The Company adopted FIN No. 48 on January 1, 2007, as required. Upon adoption, the Company recorded a cumulative adjustment to retained earnings of approximately $12.4 million as a result of changes in net assets that occurred due to the application of FIN No. 48 to existing tax positions taken by the Company. As a result of the adoption of FIN No. 48, the Company believes that its effective tax rate will be more volatile in future periods.

13. Geographic Information and Significant Customers

The Company operates in a single industry segment consisting of the design, development and marketing of technology solutions that allow applications to be delivered, supported and shared on-demand. The Company's revenues are derived from sales of its Application Delivery Infrastructure products and related technical services in the Americas, EMEA and Asia-Pacific regions and from its online services sold by its Citrix Online Division. These three geographic regions and the Citrix Online Division constitute the Company's four reportable segments.

The Company does not engage in intercompany revenue transfers between segments. The Company's chief operating decision makers ("CODMs") evaluate the Company's performance based primarily on profitability in the geographic locations in which the Company operates and separately evaluates the performance of its Citrix Online Division. Segment profit for each segment includes certain sales, marketing, general and administrative expenses directly attributable to the segment, including research and development costs in the Citrix Online Division and excludes certain expenses that are managed outside the reportable segments. Costs excluded from segment profit primarily consist of certain research and development costs associated with the Company's application delivery infrastructure products, stock-based compensation costs, amortization of core and product technology, amortization of other intangible assets, interest, corporate expenses and income taxes, as well as, charges for in-process research and development. Corporate expenses are comprised primarily of corporate marketing costs, stock-based compensation costs, operations and certain general and administrative expenses, which are separately managed. Accounting policies of the Company's segments are the same as its consolidated accounting policies.

International revenues (sales outside of the United States) accounted for approximately 47.4%, 50.0% and 53.2% of the Company's net revenues for the year ended December 31, 2006, 2005, and 2004, respectively. Net revenues and segment profit for 2006, 2005 and 2004 classified by the Company's reportable segments, are presented below.

(In thousands)	**2006**	2005 (restated)	2004 (restated)
Net revenues:			
Americas (1)	**$ 499,278**	$ 397,233	$ 335,436
EMEA (2)	**391,650**	334,900	293,690
Asia-Pacific	**94,596**	77,492	67,930
Online Services division	**148,795**	99,097	44,101
Consolidated	**$ 1,134,319**	$ 908,722	$ 741,157
Segment profit (loss):			
Americas	**$ 252,996**	$ 208,946	$ 199,332
EMEA	**253,956**	201,712	174,277
Asia-Pacific	**31,887**	22,295	19,587
Online Services division	**36,084**	19,641	(1,124)
Unallocated expenses (3):			
Amortization of intangibles	**(36,136)**	(28,388)	(12,331)
In-process research and development	**(1,000)**	(7,000)	(19,100)
Research and development	**(140,570)**	(97,355)	(81,780)
Net interest and other income	**39,737**	20,682	5,369
Other corporate expenses	**(193,873)**	(116,179)	(119,894)
Consolidated income before income taxes	**$ 243,081**	$ 224,354	$ 164,336

(1) *The Americas segment is comprised of the United States, Canada and Latin America.*
(2) *Defined as Europe, the Middle East and Africa.*
(3) *Represents expenses presented to management only on a consolidated basis and not allocated to the geographic operating segments.*

Identifiable assets classified by the Company's reportable segments are shown below. Long-lived assets consist of property and equipment, net, and are shown below.

(In thousands)	December 31, 2006	December 31, 2005 (Restated)
Identifiable assets:		
Americas	**$ 1,549,050**	$ 1,292,392
EMEA	**207,012**	153,238
Asia-Pacific	**55,015**	41,967
Online Services division	**213,396**	211,385
Total identifiable assets	**$ 2,024,473**	$ 1,698,982

	December 31, 2006	December 31, 2005
Long-lived assets, net:		
United States	**$ 58,303**	$ 36,596
United Kingdom	**28,126**	29,200
Other foreign countries	**6,151**	7,931
Total long-lived assets, net	**$ 92,580**	$ 73,727

The increase in identifiable assets in the Americas segment is primarily due to an increase in short-term and long-term investments and, to a lesser extent, the goodwill and assets associated with the Company's 2006 Acquisitions. The increase in identifiable assets in the EMEA segment is primarily due to an increase in short-term and long-term investments. See Note 4 for additional information regarding the Company's acquisitions.

Export revenue represents shipments of finished goods and services from the United States to international customers, primarily in Latin America and Canada. Shipments from the United States to international customers for 2006, 2005 and 2004 were $50.9 million, $42.4 million and $32.9 million, respectively.

There were no individual end-users that represented greater than 10% of net sales for any of the years presented. The Company had net revenue attributed to an individual distributor in excess of 10% of net sales as follows. The revenue contributed by the distributor below is primarily recorded in the Americas segment.

	Year Ended December 31, 2006	2005	2004
Distributor A	**10%**	10%	11%

In addition to evaluating the Company's profitability by geography, including the Company's Citrix Online Division, its CODMs also evaluate revenues by product groupings. Accordingly, the following table presents revenues for Product licenses, License updates and product related Technical services by product grouping for the Company's Application Virtualization products, Application Networking products and other products and Online services revenues for the Citrix Online Division's products, for the years ended:

(In thousands)	December 31, 2006	2005	2004
Net revenues:			
Application Virtualization revenues	**$ 871,656**	$ 776,793	$ 696,827
Citrix Online Division revenues	**148,795**	99,097	44,101
Application Networking revenues	**109,209**	30,680	—
Other	**4,659**	2,152	229
Total net revenue	**$ 1,134,319**	$ 908,722	$ 741,157

14. Derivative Financial Instruments

As of December 31, 2006 and 2005, the Company had $7.4 million and $3.2 million of derivative assets, respectively, and $2.8 million and $8.3 million of derivative liabilities, respectively, representing the fair values of the Company's outstanding derivative instruments, which are recorded in other current assets, other assets, accrued expenses and other liabilities in the accompanying consolidated balance sheets. As of December 31, 2006, the Company's derivative assets and liabilities primarily resulted from cash flow hedges related to its operating expenses transacted in local currencies. The change in the derivative component of accumulated other comprehensive income (loss) includes unrealized gains or losses that arose from changes in market value of derivatives that were held during the period, and gains or losses that were previously unrealized, but have been recognized in current period net income due to termination or maturities of derivative contracts. This reclassification has no effect on total comprehensive income (loss) or stockholders' equity. The following table presents these components of accumulated other comprehensive income (loss), net of tax for the Company's derivative instruments (in thousands):

	For the Year Ended December 31,		
	2006	2005	2004
Unrealized gains on derivative instruments	**$ 6,395**	$ 10,230	$ 6,258
Reclassification of realized gains	**2,011**	1,255	(6,422)
Net change in other comprehensive income due to derivative instruments	**$ 8,406**	$ 11,485	$ (164)

The total cumulative unrealized gain (loss) on derivative instruments was $3.9 million and $(4.5) million at December 31, 2006 and 2005, respectively, and is included in accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

Cash Flow Hedges. At December 31, 2006 and 2005, the Company had in place foreign currency forward sale contracts with a notional amount of $56.0 million and $81.7 million, respectively, and foreign currency forward purchase contracts with a notional amount of $220.0 million and $191.5 million, respectively. The fair value of these contracts at December 31, 2006 and 2005 were assets of $7.4 million and $3.2 million, respectively and liabilities of $2.8 million and $8.3 million, respectively. A substantial portion of the Company's overseas expenses are and will continue to be transacted in local currencies. To protect against fluctuations in operating expenses and the volatility of future cash flows caused by changes in currency exchange rates, the Company has established a program that uses foreign exchange forward contracts to hedge its exposure to these potential changes. The terms of these instruments, and the hedged transactions to which they relate, generally do not exceed 12 months. Currencies hedged are euros, British pounds sterling, Australian dollars, Swiss francs, Japanese yen, Hong Kong dollars, Canadian dollars, Danish krone and Swedish krona. There was no material ineffectiveness of the Company's foreign currency forward contracts for 2006, 2005 or 2004.

Fair Value Hedges. From time to time, the Company uses interest rate swap instruments to hedge against the changes in fair value of certain of its available-for-sale securities due to changes in interest rates. Each of the instruments swap the fixed rate interest on the underlying investments for a variable rate based on LIBOR plus a specified margin. Changes in the fair value of the swap instruments are recorded in earnings along with related designated changes in the value of the underlying investments. During 2005, the Company sold underlying fixed rate available-for-sale investments with a notional value of $193.9 million. The Company held no remaining interest rate swap instruments as of December 31, 2006 and 2005. There was no material ineffectiveness of the Company's interest rate swaps for the period that they were held during 2005.

Derivatives not Designated as Hedges. From time to time, the Company utilizes certain derivative instruments that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations. Accordingly, changes in the fair value of these contracts, if any, are recorded in other (expense) income, net.

During 2005, the Company was a party to three credit default contracts that had an aggregate notional amount of $75.0 million. The Company terminated these contracts in the third quarter of 2005. The purpose of the credit default contracts was to provide additional yield on certain of the Company's underlying available-for-sale investments. Under the terms of these contracts, the Company had assumed the default risk, above a certain threshold, of a portfolio of specified referenced issuers in exchange for a fixed yield that was recorded in interest income. In the event of default by underlying referenced issuers above specified amounts, the Company would have paid the counterparty an amount equivalent to its loss, not to exceed the notional value of the contract. The primary risk associated with these contracts was the default risk of the underlying issuers. The risk levels of these instruments were equivalent to "AAA," or better single securities. As a result of the termination of the credit default contracts, the Company realized a net gain of $0.4 million in 2005, which is included in other (expense) income, net.

15. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share information)	Year Ended December 31, 2006	2005 (restated)	2004 (restated)
Numerator:			
Net income	**$ 182,997**	$ 165,609	$ 131,287
Denominator:			
Denominator for basic earnings per share — weighted average shares	**180,992**	172,221	168,868
Effect of dilutive securities:			
Employee stock awards	**6,733**	5,550	5,284
Contingent consideration related to acquisition	**—**	—	222
Denominator for diluted earnings per share — adjusted weighted-average shares	**187,725**	177,771	174,374
Basic earnings per share	**$ 1.01**	$ 0.96	$ 0.78
Diluted earnings per share	**$ 0.97**	$ 0.93	$ 0.75
Antidilutive weighted average shares	**17,892**	26,134	29,245

16. Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS No. 157, but does not expect that the adoption of SFAS No. 157 will have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (the "SEC") issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The primary concepts set forth in SAB No. 108 are as follows: (a) registrants should quantify errors using both the "rollover" approach (current year statement of operations effect) and "iron curtain" approach (year end balance sheet effect) and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material; (b) if correcting an item in the current year materially affects the current year but the item was not material in any prior years, the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements; however, in this circumstance, the correction can be made the next time the prior year financial statements are filed; (c) for purposes of evaluating materiality under the "iron curtain" approach, all uncorrected errors on the balance sheet are presumed to be reversed into the statement of operations in the current period even though some or all of the uncorrected difference may relate to periods prior to the latest statement of operations presented and, therefore, would only impact opening accumulated earnings (deficit) or if the amount of the uncorrected difference(s) is determined to be material to the current period statement of operations, then such amount would be deemed material and would have to be corrected for in the manner set forth above. SAB No. 108 provides for the following transition guidance in the initial period of adoption: (a) restatement of prior years is not required if the registrant properly applied its previous approach, either "rollover" or "iron curtain" approach, so long as all relevant qualitative factors were considered; (b) the SEC Staff will not object if a registrant records a one-time cumulative effect adjustment to correct errors existing in prior years that previously had been considered immaterial, quantitatively and qualitatively, based on the appropriate use of the registrant's previous approach; (c) if prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption (e.g. January 1, 2006 for the Company). The adoption of SAB No. 108 did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements, if any.

17. Quarterly Results (unaudited)

Quarterly results for the years ended December 31, 2006 and 2005 follow (in thousands, except per share amounts):

(In thousands, except per share amounts)	**First Quarter**	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(restated)	(restated)	(restated)		
2006					
Net revenues	**$ 259,998**	$ 275,468	$ 277,851	$ 321,002	$ 1,134,319
Gross margin	**237,869**	251,227	253,507	293,018	1,035,621
Income from operations	**48,974**	49,341	45,067	59,962	203,344
Net income	**41,463**	44,971	43,660	52,903	182,997
Basic earnings per common share	**0.23**	0.25	0.24	0.29	1.01
Diluted earnings per common share	**0.22**	0.23	0.23	0.29	0.97

(In thousands, except per share amounts)	**First Quarter**	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(restated)	(restated)	(restated)	(restated)	(restated)
2005					
Net revenues	**$ 201,890**	$ 211,229	$ 226,947	$ 268,656	$ 908,722
Gross margin	**192,646**	199,829	211,002	247,146	850,623
Income from operations	**42,361**	51,744	43,778	65,789	203,672
Net income	**37,515**	29,616	40,153	58,325	165,609
Basic earnings per common share	**0.22**	0.17	0.23	0.33	0.96
Diluted earnings per common share	**0.21**	0.17	0.23	0.32	0.93

The sum of the quarterly earnings per share amounts do not add to the annual earnings per share amount due to the weighting of common and common equivalent shares outstanding during each of the respective periods.

The following tables reflect the adjustments related to the restatements for interim periods not derived from the audited consolidated financial statements (dollars in thousands, except per share amounts):

	Three Months Ended March 31, 2006			Three Months Ended March 31, 2005		
	As Reported	Adjustments	As Restated	As Reported	Adjustments	As Restated
Revenues:						
Product licenses	**$ 114,185**	$ —	$ 114,185	$ 90,062	$ —	$ 90,062
License updates	**93,871**	—	93,871	77,175	—	77,175
Online services	**31,638**	—	31,638	20,365	—	20,365
Technical services	**20,304**	—	20,304	14,288	—	14,288
Total net revenues	**259,998**	—	259,998	201,890	—	201,890
Cost of revenues:						
Cost of product license revenues	**6,631**	—	6,631	1,368	—	1,368
Cost of services revenues	**10,390**	107	10,497	4,515	43	4,558
Amortization of product related intangibles	**5,001**	—	5,001	3,318	—	3,318
Total cost of revenues	**22,022**	107	22,129	9,201	43	9,244
Gross margin	**237,976**	(107)	237,869	192,689	(43)	192,646
Operating expenses:						
Research and development	**33,660**	1,025	34,685	25,065	305	25,370
Sales, marketing and support	**108,937**	1,090	110,027	94,394	627	95,021
General and administrative	**38,618**	1,533	40,151	27,411	306	27,717
Amortization of other intangible assets	**4,032**	—	4,032	2,177	—	2,177
Total operating expenses	**185,247**	3,648	188,895	149,047	1,238	150,285
Income from operations	**52,729**	(3,755)	48,974	43,642	(1,281)	42,361
Interest income	**7,602**	—	7,602	4,632	—	4,632
Interest expense	**(438)**	(62)	(500)	(8)	(49)	(57)
Other (expense) income, net	**(708)**	5	(703)	464	(59)	405
Income before income taxes	**59,185**	(3,812)	55,373	48,730	(1,389)	47,341
Income taxes	**14,506**	(596)	13,910	10,170	(344)	9,826
Net income	**$ 44,679**	$ (3,216)	$ 41,463	$ 38,560	$ (1,045)	$ 37,515
Earnings per share:						
Basic	**$ 0.25**	$ (0.02)	$ 0.23	$ 0.23	$ (0.01)	$ 0.22
Diluted	**$ 0.24**	$ (0.02)	$ 0.22	$ 0.22	$ (0.01)	$ 0.21
Weighted average shares outstanding:						
Basic	**178,169**	—	178,169	170,139	—	170,139
Diluted	**186,013**	(25)	185,988	175,913	(332)	175,581

	Three Months Ended June 30, 2006			Three Months Ended June 30, 2005		
	As Reported	**Adjustments**	**As Restated**	As Reported	Adjustments	As Restated
Revenues:						
Product licenses	**$ 117,799**	**$ –**	**$ 117,799**	$ 91,980	$ –	$ 91,980
License updates	**99,750**	**–**	**99,750**	80,455	–	80,455
Online services	**35,128**	**–**	**35,128**	23,844	–	23,844
Technical services	**22,791**	**–**	**22,791**	14,950	–	14,950
Total net revenues	**275,468**	**–**	**275,468**	211,229	–	211,229
Cost of revenues:						
Cost of product license revenues	**8,116**	**–**	**8,116**	2,277	–	2,277
Cost of services revenues	**11,421**	**119**	**11,540**	5,395	35	5,430
Amortization of product related intangibles	**4,585**	**–**	**4,585**	3,693	–	3,693
Total cost of revenues	**24,122**	**119**	**24,241**	11,365	35	11,400
Gross margin	**251,346**	**(119)**	**251,227**	199,864	(35)	199,829
Operating expenses:						
Research and development	**38,222**	**58**	**38,280**	26,402	(706)	25,696
Sales, marketing and support	**117,002**	**701**	**117,703**	92,035	(994)	91,041
General and administrative	**40,796**	**957**	**41,753**	30,150	(1,016)	29,134
Amortization of other intangible assets	**4,150**	**–**	**4,150**	2,214	–	2,214
Total operating expenses	**200,170**	**1,716**	**201,886**	150,801	(2,716)	148,085
Income from operations	**51,176**	**(1,835)**	**49,341**	49,063	2,681	51,744
Interest income	**10,302**	**–**	**10,302**	5,369	–	5,369
Interest expense	**(73)**	**(62)**	**(135)**	(16)	(49)	(65)
Other income (expense), net	**111**	**32**	**143**	(370)	(47)	(417)
Income before income taxes	**61,516**	**(1,865)**	**59,651**	54,046	2,585	56,631
Income taxes	**15,066**	**(386)**	**14,680**	26,160	855	27,015
Net income	**$ 46,450**	**$ (1,479)**	**$ 44,971**	$ 27,886	$ 1,730	$ 29,616
Earnings per share:						
Basic	**$ 0.25**	**$ –**	**$ 0.25**	$ 0.16	$ 0.01	$ 0.17
Diluted	**$ 0.24**	**$ (0.01)**	**$ 0.23**	$ 0.16	$ 0.01	$ 0.17
Weighted average shares outstanding:						
Basic	**183,023**	**–**	**183,023**	169,698	–	169,698
Diluted	**191,500**	**(75)**	**191,425**	175,146	(326)	174,820



	Three Months September 30, 2006			Three Months Ended September 30, 2005		
	As Reported	**Adjustments**	**As Restated**	As Reported	Adjustments	As Restated
Revenues:						
Product licenses	**$ 113,379**	**$ —**	**$ 113,379**	$ 97,262	$ —	$ 97,262
License updates	**102,854**	**—**	**102,854**	84,511	—	84,511
Online services	**39,055**	**—**	**39,055**	26,163	—	26,163
Technical services	**22,563**	**—**	**22,563**	19,011	—	19,011
Total net revenues	**277,851**	**—**	**277,851**	226,947	—	226,947
Cost of revenues:						
Cost of product license revenues	**8,201**	**—**	**8,201**	4,828	—	4,828
Cost of services revenues	**11,320**	**166**	**11,486**	6,611	29	6,640
Amortization of product related intangibles	**4,657**	**—**	**4,657**	4,477	—	4,477
Total cost of revenues	**24,178**	**166**	**24,344**	15,916	29	15,945
Gross margin	**253,673**	**(166)**	**253,507**	211,031	(29)	211,002
Operating expenses:						
Research and development	**39,432**	**672**	**40,104**	27,540	208	27,748
Sales, marketing and support	**118,027**	**877**	**118,904**	96,632	496	97,128
General and administrative	**42,957**	**1,115**	**44,072**	31,919	282	32,201
Amortization of other intangible assets	**4,360**	**—**	**4,360**	3,147	—	3,147
In-process research and development	**1,000**	**—**	**1,000**	7,000	—	7,000
Total operating expenses	**205,776**	**2,664**	**208,440**	166,238	986	167,224
Income from operations	**47,897**	**(2,830)**	**45,067**	44,793	(1,015)	43,778
Interest income	**12,525**	**—**	**12,525**	6,742	—	6,742
Interest expense	**(75)**	**(62)**	**(137)**	(1,060)	(49)	(1,109)
Other expense, net	**(373)**	**—**	**(373)**	(112)	(19)	(131)
Income before income taxes	**59,974**	**(2,892)**	**57,082**	50,363	(1,083)	49,280
Income taxes	**13,356**	**66**	**13,422**	9,410	(283)	9,127
Net income	**$ 46,618**	**$ (2,958)**	**$ 43,660**	$ 40,953	$ (800)	$ 40,153
Earnings per share:						
Basic	**$ 0.25**	**$ (0.01)**	**$ 0.24**	$ 0.24	$ (0.01)	$ 0.23
Diluted	**$ 0.25**	**$ (0.02)**	**$ 0.23**	$ 0.23	$ —	$ 0.23
Weighted average shares outstanding:						
Basic	**183,008**	**—**	**183,008**	172,870	—	172,870
Diluted	**188,882**	**35**	**188,917**	178,210	(231)	177,979

	Three Months December 31, 2005		
	As Reported	Adjustments	As Restated
Revenues:			
Product licenses	$ 130,131	$ —	$ 130,131
License updates	88,961	—	88,961
Online services	28,725	—	28,725
Technical services	20,839	—	20,839
Total net revenues	268,656	—	268,656
Cost of revenues:			
Cost of product license revenues	5,931	—	5,931
Cost of services revenues	10,273	28	10,301
Amortization of product related intangibles	5,278	—	5,278
Total cost of revenues	21,482	28	21,510
Gross margin	247,174	(28)	247,146
Operating expenses:			
Research and development	29,680	257	29,937
Sales, marketing and support	110,359	604	110,963
General and administrative	36,058	315	36,373
Amortization of other intangible assets	4,084	—	4,084
In-process research and development	—	—	—
Total operating expenses	180,181	1,176	181,357
Income from operations	66,993	(1,204)	65,789
Interest income	6,871	—	6,871
Interest expense	(1,145)	(50)	(1,195)
Write-off of deferred debt issuance costs	—	—	—
Other expense, net	(350)	(13)	(363)
Income before income taxes	72,369	(1,267)	71,102
Income taxes	13,428	(651)	12,777
Net income	$ 58,941	$ (616)	$ 58,325
Earnings per share:			
Basic	$ 0.33	$ —	$ 0.33
Diluted	$ 0.32	$ —	$ 0.32
Weighted average shares outstanding:			
Basic	176,104	—	176,104
Diluted	182,769	(171)	182,598



	March 31, 2006		
	As Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 423,192	$ —	$ 423,192
Short-term investments	157,073	—	157,073
Accounts receivable, net	116,418	—	116,418
Inventories, net	3,954	—	3,954
Prepaid expenses and other current assets	34,462	—	34,462
Current portion of deferred tax assets, net	46,363	1,357	47,720
Total current assets	781,462	1,357	782,819
Restricted cash equivalents and investments	63,737	—	63,737
Long-term investments	95,439	—	95,439
Property and equipment, net	76,293	—	76,293
Goodwill, net	591,593	—	591,593
Other intangible assets, net	129,196	—	129,196
Long-term portion of deferred tax assets, net	30,461	14,635	45,096
Other assets	8,678	—	8,678
Total assets	$ 1,776,859	$ 15,992	$ 1,792,851
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 35,297	$ —	$ 35,297
Accrued expenses	119,681	7,884	127,565
Current portion of deferred revenues	274,192	—	274,192
Total current liabilities	429,170	7,884	437,054
Long-term portion of deferred revenues	18,260	—	18,260
Other liabilities	1,352	—	1,352
Commitments and contingencies			
Stockholders' equity:			
Preferred stock at $.01 par value: 5,000 shares authorized	—	—	—
Common stock at $.001 par value: 1,000,000 shares authorized	231	—	231
Additional paid-in capital	1,287,706	132,241	1,419,947
Retained earnings	989,305	(124,133)	865,172
Accumulated other comprehensive loss	(2,637)	—	(2,637)
	2,274,605	8,108	2,282,713
Less — common stock in treasury, at cost	(946,528)	—	(946,528)
Total stockholders' equity	1,328,077	8,108	1,336,185
	$ 1,776,859	$ 15,992	$ 1,792,851

	June 30, 2006		
	As Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 344,589	$ –	$ 344,589
Short-term investments	276,244	–	276,244
Accounts receivable, net	136,175	–	136,175
Inventories, net	4,817	–	4,817
Prepaid expenses and other current assets	54,275	–	54,275
Current portion of deferred tax assets, net	46,631	1,833	48,464
Total current assets	862,731	1,833	864,564
Restricted cash equivalents and investments	63,779	–	63,779
Long-term investments	214,892	–	214,892
Property and equipment, net	81,314	–	81,314
Goodwill, net	598,892	–	598,892
Other intangible assets, net	128,167	–	128,167
Long-term portion of deferred tax assets, net	33,248	11,801	45,049
Other assets	8,910	–	8,910
Total assets	$ 1,991,933	$ 13,634	$ 2,005,567
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 38,252	$ –	$ 38,252
Accrued expenses	122,111	9,775	131,886
Current portion of deferred revenues	290,097	–	290,097
Total current liabilities	450,460	9,775	460,235
Long-term portion of deferred revenues	20,628	–	20,628
Long-term debt	–	–	–
Other liabilities	1,379	–	1,379
Commitments and contingencies			
Stockholders' equity:			
Preferred stock at $.01 par value	–	–	–
Common stock at $.001 par value	236	–	236
Additional paid-in capital	1,448,662	129,471	1,578,133
Retained earnings	1,035,755	(125,612)	910,143
Accumulated other comprehensive income	2,312	–	2,312
	2,486,965	3,859	2,490,824
Less — common stock in treasury, at cost	(967,499)	–	(967,499)
Total stockholders' equity	1,519,466	3,859	1,523,325
	$ 1,991,933	$ 13,634	$ 2,005,567



	September 30, 2006		
	As Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 216,539	$ —	$ 216,539
Short-term investments	240,598	—	240,598
Accounts receivable, net	149,343	—	149,343
Inventories, net	5,415	—	5,415
Prepaid expenses and other current assets	43,055	—	43,055
Current portion of deferred tax assets, net	46,649	1,924	48,573
Total current assets	701,599	1,924	703,523
Restricted cash equivalents and investments	63,786	—	63,786
Long-term investments	279,198	—	279,198
Property and equipment, net	86,821	—	86,821
Goodwill, net	636,962	—	636,962
Other intangible assets, net	136,802	—	136,802
Long-term portion of deferred tax assets, net	42,470	11,177	53,647
Other assets	9,209	—	9,209
Total assets	$ 1,956,847	$ 13,101	$ 1,969,948
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 38,917	$ —	$ 38,917
Accrued expenses	121,727	10,475	132,202
Current portion of deferred revenues	293,212	—	293,212
Total current liabilities	453,856	10,475	464,331
Long-term portion of deferred revenues	21,250	—	21,250
Other liabilities	7,234	—	7,234
Commitments and contingencies			
Stockholders' equity:			
Preferred stock at $.01 par value: 5,000 shares authorized	—	—	—
Common stock at $.001 par value: 1,000,000 shares authorized	237	—	237
Additional paid-in capital	1,487,958	131,196	1,619,154
Retained earnings	1,082,373	(128,570)	953,803
Accumulated other comprehensive income	1,145	—	1,145
	2,571,713	2,626	2,574,339
Less — common stock in treasury, at cost	(1,097,206)	—	(1,097,206)
Total stockholders' equity	1,474,507	2,626	1,477,133
	$ 1,956,847	$ 13,101	$ 1,969,948

	March 31, 2005		
	As Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 120,947	$ —	$ 120,947
Short-term investments	189,691	—	189,691
Accounts receivable, net	85,459	—	85,459
Prepaid expenses and other current assets	32,105	—	32,105
Current portion of deferred tax assets, net	44,113	1,944	46,057
Total current assets	472,315	1,944	474,259
Restricted cash equivalents and investments	147,176	—	147,176
Long-term investments	147,385	—	147,385
Property and equipment, net	68,235	—	68,235
Goodwill, net	361,783	—	361,783
Other intangible assets, net	82,013	—	82,013
Long-term portion of deferred tax assets, net	—	18,442	18,442
Other assets	11,318	—	11,318
Total assets	$ 1,290,225	$ 20,386	$ 1,310,611
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 15,196	$ —	$ 15,196
Accrued expenses	104,841	8,698	113,539
Current portion of deferred revenues	216,422	—	216,422
Total current liabilities	336,459	8,698	345,157
Long-term portion of deferred revenues	13,561	—	13,561
Other liabilities	4,540	—	4,540
Commitments and contingencies			
Stockholders' equity:			
Preferred stock at $.01 par value: 5,000 shares authorized	—	—	—
Common stock at $.001 par value: 1,000,000 shares authorized	214	—	214
Additional paid-in capital	907,533	137,854	1,045,387
Deferred compensation	(960)	(4,935)	(5,895)
Retained earnings	816,846	(121,231)	695,615
Accumulated other comprehensive income	2,795	—	2,795
	1,726,428	11,688	1,738,116
Less — common stock in treasury, at cost	(790,763)	—	(790,763)
Total stockholders' equity	935,665	11,688	947,353
	$ 1,290,225	$ 20,386	$ 1,310,611



	June 30, 2005		
	As Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 207,673	$ —	$ 207,673
Short-term investments	183,278	—	183,278
Accounts receivable, net	98,861	—	98,861
Prepaid expenses and other current assets	33,881	—	33,881
Current portion of deferred tax assets, net	41,762	876	42,638
Total current assets	565,455	876	566,331
Restricted cash equivalents and investments	145,639	—	145,639
Long-term investments	148,265	—	148,265
Property and equipment, net	69,389	—	69,389
Goodwill, net	361,783	—	361,783
Other intangible assets, net	77,370	—	77,370
Long-term portion of deferred tax assets, net	5,952	18,175	24,127
Other assets	9,882	—	9,882
Total assets	$ 1,383,735	$ 19,051	$ 1,402,786
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 17,389	$ —	$ 17,389
Accrued expenses	110,636	5,272	115,908
Income taxes payable	22,095	—	22,095
Current portion of deferred revenues	227,690	—	227,690
Total current liabilities	377,810	5,272	383,082
Long-term portion of deferred revenues	14,981	—	14,981
Other liabilities	1,677	—	1,677
Commitments and contingencies			
Stockholders' equity:			
Preferred stock at $.01 par value: 5,000 shares authorized	—	—	—
Common stock at $.001 par value: 1,000,000 shares authorized	216	—	216
Additional paid-in capital	950,498	137,323	1,087,821
Deferred compensation	(840)	(4,043)	(4,883)
Retained earnings	844,732	(119,501)	725,231
Accumulated other comprehensive loss	(2,899)	—	(2,899)
	1,791,707	13,779	1,805,486
Less — common stock in treasury, at cost	(802,440)	—	(802,440)
Total stockholders' equity	989,267	13,779	1,003,046
	$ 1,383,735	$ 19,051	$ 1,402,786

	September 30, 2005		
	As Reported	Adjustments	As Restated
ASSETS			
Current assets:			
Cash and cash equivalents	$ 508,231	$ —	$ 508,231
Accounts receivable, net	111,130	—	111,130
Prepaid expenses and other current assets	33,214	—	33,214
Current portion of deferred tax assets, net	43,079	969	44,048
Total current assets	695,654	969	696,623
Restricted cash equivalents and investments	63,742	—	63,742
Long-term investments	51,347	—	51,347
Property and equipment, net	70,061	—	70,061
Goodwill, net	572,089	—	572,089
Other intangible assets, net	140,369	—	140,369
Long-term portion of deferred tax assets, net	12,047	17,731	29,778
Other assets	7,628	—	7,628
Total assets	$ 1,612,937	$ 18,700	$ 1,631,637
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 17,791	$ —	$ 17,791
Accrued expenses	119,065	5,651	124,716
Income taxes payable	23,199	—	23,199
Current portion of deferred revenues	239,271	—	239,271
Total current liabilities	399,326	5,651	404,977
Long-term portion of deferred revenues	16,223	—	16,223
Long-term debt	75,000	—	75,000
Other liabilities	1,328	—	1,328
Commitments and contingencies			
Stockholders' equity:			
Preferred stock at $.01 par value: 5,000 shares authorized	—	—	—
Common stock at $.001 par value: 1,000,000 shares authorized	224	—	224
Additional paid-in capital	1,144,651	136,605	1,281,256
Deferred compensation	(20,594)	(3,255)	(23,849)
Retained earnings	885,685	(120,301)	765,384
Accumulated other comprehensive loss	(3,940)	—	(3,940)
	2,006,026	13,049	2,019,075
Less — common stock in treasury, at cost	(884,966)	—	(884,966)
Total stockholders' equity	1,121,060	13,049	1,134,109
	$ 1,612,937	$ 18,700	$ 1,631,637



18. Subsequent Events

Subsequent to December 31, 2006, the Company failed to file its Annual Report on Form 10-K for the year ended December 31, 2006 with the SEC on a timely basis. As a result, on March 15, 2007, the Nasdaq Listing Qualifications Department notified the Company that it was not in compliance with the requirements of Nasdaq Marketplace Rule 4310(c)(14) and began delisting proceedings. In addition, in 2007, the Company failed to file its Quarterly Reports on Form 10-Q for the three months ended March 31, 2007 and June 30, 2007 with the SEC on a timely basis. After each occurrence, the Nasdaq Listing Qualifications Department notified the Company that it was not in compliance with Nasdaq's listing requirements. In accordance with Nasdaq rules, the Company requested a hearing with the Nasdaq Listing Qualifications Panel and later appealed the panel's determination. On August 30, 2007, the Company received notification from Nasdaq that the Company's common stock will continue to be listed on the Nasdaq Global Select Market pending a review by the Nasdaq Listing and Hearing Review Council of the decision of the Nasdaq Listing Qualifications Panel. On September 11, 2007, following the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Reports on Form 10-Q for the three months ended March 31, 2007 and June 30, 2007, the Company received notice from the Nasdaq Listing and Hearing Review Council Compliance Department that the Company had demonstrated compliance with all the of the Nasdaq Marketplace Rules and that the delisting process was closed.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock and Dividend Policy

Our common stock is currently traded on The Nasdaq Global Select Market under the symbol "CTXS." The following table sets forth the high and low closing prices for our common stock as reported on The Nasdaq Global Select Market for the periods indicated, as adjusted to the nearest cent. Such information reflects inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

	High	Low
Year Ended December 31, 2007:		
Third quarter (through August 30, 2007)	$ 37.65	$ 31.79
Second quarter	$ 34.61	$ 30.48
First quarter	$ 33.06	$ 26.83
Year Ended December 31, 2006:		
Fourth quarter	**$ 35.39**	**$ 26.82**
Third quarter	**$ 40.29**	**$ 28.00**
Second quarter	**$ 45.16**	**$ 34.61**
First quarter	**$ 37.90**	**$ 29.24**
Year Ended December 31, 2005:		
Fourth quarter	$ 29.24	$ 23.80
Third quarter	$ 25.41	$ 21.40
Second quarter	$ 25.37	$ 21.34
First quarter	$ 24.10	$ 21.07

On August 30, 2007, the last reported sale price of our common stock on The Nasdaq Global Select Market was $36.06 per share. As of August 30, 2007, there were approximately 1,245 holders of record of our common stock.

We currently intend to retain any earnings for use in our business, for investment in acquisitions and to repurchase shares of our common stock. We have not paid any cash dividends on our capital stock in the last two years and do not currently anticipate paying any cash dividends on our capital stock in the foreseeable future.

Issuer Purchases of Equity Securities

Our Board of Directors has authorized an ongoing stock repurchase program with a total repurchase authority granted to us of $1.5 billion, of which $200.0 million was authorized in February 2006 and $300.0 million was authorized in October 2006. Our stock repurchase program was suspended during the pendency of our Audit Committee's stock option investigation. The objective of the stock repurchase program is to improve stockholders' returns. At December 31, 2006, approximately $293.4 million was available to repurchase common stock pursuant to the stock repurchase program. All shares repurchased are recorded as treasury stock.

The following table shows the monthly activity related to our stock repurchase program for the quarter ended December 31, 2006.

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate dollar value of Shares that may yet be Purchased under the Plans or Programs (in thousands)
October 1, 2006 through October 31, 2006	1,383,072	$ 30.21(2)	1,383,072	$ 307,242
November 1, 2006 through November 30, 2006	2,167,096	$ 29.25(2)	2,167,096	$ 293,444
December 1, 2006 through December 31, 2006	—	$ —	—(3)	$ 293,444
Total	3,550,168	$ 29.63(2)	3,550,168	$ 293,444

(1) Represents shares received under our prepaid stock repurchase programs and shares acquired in open market purchases. We expended a net amount of $91.9 million during the quarter ended December 31, 2006 for repurchases of our common stock. For more information see Note 8 to our consolidated financial statements included elsewhere in this Annual Report.

(2) These amounts represent the cumulative average of the price paid per share for shares acquired in open market purchases and those received under our prepaid stock repurchase programs, some of which extend over more than one fiscal period.

(3) We suspended our stock repurchase program for the duration of our Audit Committee's voluntary, independent review of our historical stock option granting practices and related accounting. For more information on our independent review of historical stock option granting practices and related accounting see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Total Return To Stockholders
(Includes reinvestment of dividends)

Company Name / Index	Dec02	Dec03	Dec04	Dec05	Dec06
	ANNUAL RETURN PERCENTAGE Years Ending				
CITRIX SYSTEMS INC	-45.63	71.75	15.60	17.46	**-5.85**
S&P 500 INDEX	-22.10	28.69	10.88	4.91	**15.79**
NASDAQ U.S. INDEX	-30.87	49.52	8.83	2.13	**9.87**
PEER GROUP	-29.37	27.49	10.87	-1.75	**15.32**

Company Name / Index	Base Period Dec01	Dec02	Dec03	Dec04	Dec05	Dec06
		INDEXED RETURNS Years Ending				
CITRIX SYSTEMS INC	**100**	54.37	93.38	107.94	126.79	**119.37**
S&P 500 INDEX	**100**	77.90	100.25	111.16	116.62	**135.04**
NASDAQ U.S. INDEX	**100**	69.13	103.36	112.49	114.88	**126.22**
PEER GROUP	**100**	70.63	90.05	99.84	98.10	**113.12**

Peer Group consists of those companies with an SIC code of 7372.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$150
$100
$50
$0
Dec01
Dec02
Dec03
Dec04
Dec05
Dec06
CITRIX SYSTEMS INC
S&P 500 INDEX
NASDAQ U.S. INDEX
PEER GROUP

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Corporate Information

Citrix Systems, Inc. is the global leader and the most trusted name in application delivery infrastructure. More than 200,000 organizations worldwide rely on Citrix to deliver any application to users anywhere with the best performance, highest security and lowest cost.

Citrix customers include 100% of the *Fortune* 100 companies and 98% of the *Fortune* Global 500, as well as hundreds of thousands of small businesses and prosumers. Citrix has approximately 6,200 channel and alliance partners in more than 100 countries. Annual revenue in 2006 was $1.1 billion.

Learn more at www.citrix.com.

Corporate Headquarters
Ft. Lauderdale, FL, USA

EMEA Headquarters
Schaffhausen, Switzerland

India Development Center
Bangalore, India

Online Division Headquarters
Santa Barbara, CA, USA

Pacific Headquarters
Hong Kong, China

Sydney Development Center
Sydney, Australia

Silicon Valley Headquarters
Santa Clara, CA, USA

Latin America Headquarters
Coral Gables, FL, USA

UK Development Center
Chalfont, United Kingdom

Stockholder Information

Corporate Officers

Mark B. Templeton
President and Chief Executive Officer

John C. Burris
Senior Vice President, Worldwide Sales and Services

David R. Friedman
General Counsel and Senior Vice President, Human Resources and Secretary

David J. Henshall
Senior Vice President and Chief Financial Officer

Wes R. Wasson
Corporate Vice President, Worldwide Marketing

Board of Directors

Thomas F. Bogan
Partner, Greylock Partners

Murray J. Demo
Executive Vice President and Chief Financial Officer, Postini, Inc.

Stephen M. Dow
General Partner, Sevin Rosen Funds

Asiff Hirji
Senior Director, TPG Capital, L.P.

Gary E. Morin
Former Executive Vice President and Chief Financial Officer, Lexmark International, Inc.

Godfrey R. Sullivan
Former President, Hyperion Solution Corp., a wholly owned subsidiary of Oracle Corp.

Mark B. Templeton
President and Chief Executive Officer, Citrix Systems, Inc.

Investor Relations

Citrix's stock trades on the NASDAQ Global Select Market under the ticker symbol CTXS.

The Citrix Annual Report and Form 10-K are available electronically at www.citrix.com/annualreport.

For further information about Citrix, additional copies of this report, Form 10-K, or other financial information without charge, contact:

Citrix Systems, Inc.
Attn: Investor Relations
851 West Cypress Creek Road
Fort Lauderdale, FL 33309
United States
Tel: +1 954 267 3000
Tel: +1 800 424 8749
www.citrix.com/investors

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
Tel: +1 877 282 1168
www.computershare.com

Independent Registered Public Accountants

Ernst & Young LLP
1 Clearlake Centre, Suite 900
250 South Australian Ave
West Palm Beach, FL 33401

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of Citrix Systems, Inc. will be held on October 18, 2007 at 2:00 p.m.
1801 NW 49th Street
Ft. Lauderdale, FL 33309
United States

CITRIX®

END